[redacted]

Greenberg Traurig

05013502

RECEIVED
2005 DEC 28 A 10:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 22, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: ~~Suzano Bahia Sul Papel e Celulose S.A.~~ (the "Issuer")
File Number 82-3550 (*formerly* Companhia Suzano de Papel e Celulose)

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Minutes of Meeting of the Board of Directors, December 19, 2005;
2. Announcement, December 19, 2005;
3. Calendar of Corporate Events, 2006;
4. Minutes of Extraordinary General Meeting of Shareholders, November 9, 2005;
5. Convocation Notice, October 19, 2005;
6. Minutes of a Meeting of the Board of Directors, October 19, 2005;
7. Press announcement, October 27, 2005;
8. Press announcement, October 20, 2005;
9. Material announcement, September 21, 2005;
10. Announcement, August 30, 2005;
11. Market announcement, April 20, 2005;
12. Announcement, January 28, 2005;

PROCESSED
DEC 28 2005
THOMSON FINANCIAL

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

*Strategic Alliances
Tokyo-Office/Strategic Alliance

13. Announcement, January 6, 2005;

14. Stockholders'Agreement,

15. Minutes of meeting of the Board of Directors, December 17, 2004;

16. Notice to Stockholders, December 17, 2004;

17. Press release, December 16, 2004;

18. Press release, November 10, 2004;

19. Minutes of meeting of the Board of Directors, November 3, 2004;

20. Press release, October 25, 2004;

21. Press release, consolidated results, October 21, 2004;

22. Unconsolidated and Consolidated Quarterly Financial Information, September 30, 2004;

23. Minutes of the meeting of the Board of Directors, September 20, 2004;

24. Release, September 1, 2004;

25. Convocation, August 15, 2005;

26. Valuation report, July 20, 2005;

27. Material announcement, September 21, 2005; and

28. Release, August 30, 2005.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

On this 19th day of the month of December of the year 2005, at 17:30 hours, on Av. Brigadeiro Faria Lima, 1355 – 9th floor, in this city of São Paulo, State of São Paulo, Brazil, the below signed members of the Board of Directors of the Company met in executive session. The appointed Chair of the Meeting, Mr. David Feffer, President of the Board of Directors, invited me - Fábio Eduardo de Pieri Spina – to assist him and act as Secretary of the Meeting. Following that, the Chair remarked that the purpose of the meeting was to analyze the proposal of the Company's Board, in accordance with the provisions of Law No. 9249/95 and subsequent legislation, to pay interest over the capital owned by the shareholders of the Company to receive the gross final dividend of R$ 0.45815 per ordinary share, R$ 0.50397 per Class A preferred share, and R$ 0.50397 per Class B per preferred share and R$ 0.24991 Class B preferred share issued on July 4, 2005 for total gross proceeds of R$ 138,438,056.55 (one hundred and thirty eight million, four hundred and thirty eight thousand, fifty six Brazilian "Reals" and fifty five centavos), based on the projected financial results for the current business year, in which Withholding Income Tax will be deducted from the amount of payment of dividends, except for immune and/or exempted shareholders. This amount shall be liable to a minimum mandatory dividend for fiscal year 2005, "ad referendum", subject to an Ordinary General Shareholders' Meeting in 2006. The aforementioned interest over the capital owned by shareholders shall be credited on December 23, 2005, for payment on January 4, 2006, based on the shareholding position of December 19, 2005, with shares being traded on an ex-rights basis as of December 20, 2005. Having this issue been fully addressed and discussed, the Board of Directors unanimously voted to approve the proposal and authorized the members of the Board to sign all necessary documents pertaining thereto. Having nothing further to decide, the Meeting was closed and this minute drafted, read out and approved, to be signed by the present. At São Paulo, this 19th of December of 2005.

David Feffer
Chair of the Meeting and Member of the Board

Fábio Eduardo de Pieri Spina
Secretary of the Meeting

Other members of the Board of Directors:

Daniel Feffer

Boris Tabacof

Marco Antonio Bologna

Claudio Thomaz Lobo Sonder

Antonio de Souza Corrêa Meyer

Jorge Feffer

Oscar de Paula Bernardes Neto

Luciano Siani Pires

82-3500


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

BOVESPA Latibex MERCADO

IR Team

Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Press

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
55 11 3816 3922

Suzano announces the payment of interest on equity

The amount to be distributed to the shareholders will be R$ 138.4 million.

São Paulo, December 19, 2005 – Suzano Papel e Celulose (Bovespa: SUZB5), one of the largest integrated producers of pulp and paper in Latin America, announced the payment of interest on equity.

We hereby advise stockholders that the Company's Board of Directors, in a meeting held on 19 December 2005, approved the proposal by the Executive Officers for payment of Interest on Equity, which will be posted as a credit to stockholders on 23 December 2005, and paid on 04 January 2006. This interest on equity is payable to investors who held the stock at the close of 19 December 2005. The shares started traded without this benefit on 20 December 2005. The amounts stated below, which are subject, under the current legislation, to withholding of income tax, at the rate of 15%.

1 – Interest on equity

1.1. The total of this payment, gross, is R$ 138,438,056.55 (one hundred thirty eight million, four hundred thirty eight thousand, fifty six Reais and fifty-five centavos), as follows:
R$ 0.45815 per common share;
R$ 0.50397 per Class A preferred share;
R$ 0.50397 per Class B preferred share.
R$ 0.24991 per Class B preferred share - subscribed in 04/07/2005

1.2. For the purposes of the Corporate Law, these amounts are deemed part of the obligatory minimum dividend to be paid by the company for the current business year.

1.3. As required by legislation, entities that are exempt from the legislation should send documentary proof of such exemption to the following address by 23 December 2005:
Suzano Bahia Sul Papel e Celulose S.A.
Investor Relations Department
Av. Brigadeiro Faria Lima, 1355, 7th floor, 01452-919 São Paulo, São Paulo, Brazil.
Telephone: (11) 3037.9061 – E-mail: ri@suzano.com.br

2 – INSTRUCTIONS RELATING TO CREDIT OF INTEREST ON EQUITY

2.1. Nominal shares: The credits specified above will be available to stockholders in their current bank accounts and bank domiciles as supplied to Banco Itaú S.A.

2.2. Stockholders who do not have their details up to date in the stockholder registry: Those stockholders whose entries in the stockholder registry do not include their tax number (CPF – for individuals, or CNPJ – for legal entities) and indication of a bank, branch and current account, shall have their payment of interest on equity credited on the third business day after they have regularized their registry with Banco Itaú S.A.

2.3. Also on 04 January 2006, the Company will make available the amounts relative to stockholders whose shares are in custody with stock exchanges. The exchanges will be responsible for passing these payments to brokers, for the brokers to credit the holders of the shares.

2.4. Service locations: Branches of Banco Itaú S.A. specialized in stockholder services, during banking hours. The list of the branches is available in the web site www.suzano.com.br, in the Investor Relations Link.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

82-3550

RECEIVED

DEC 29 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE EVENTS CALENDAR - 2006

Full company name	SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Head office address	Av. Tancredo Neves, 274 – Bloco B – Sala 121, 122 and 123 Salvador - Bahia
Internet address	www.suzano.com.br
Investor Relations Director	Nome: Bernardo Szpigel E-mail: ri@suzano.com.br Telephone: (11) 3037-9420 Fax: (11) 3815-7078
Person responsible for the Investor Relations function	Nome: Gustavo Poppe E-mail: gustavopoppe@suzano.com.br Telephone: (11) 3037-9062 Fax: (11) 3037-9099
Names of newspapers where the company publishes corporate minutes, and locations of their circulation	Newspapers: *Gazeta Mercantil* , *Diário Oficial do Estado* (Official daily publication of government of Brazilian state of Bahia) "A Tarde" newspaper (Bahia)

Annual financial statements and consolidated financial statements, as applicable, for business year ended 31/12/2005.

Event	Date
Made available to shareholders	01/31/2006
Published	02/01/2006
Date sent to Bovespa	01/31/2006

Standardized Financial Statements (DFP) for business year ended 31/12/2005.

Event	Date
Date sent to Bovespa	01/31/2006

Annual information ("IAN") for business year ended 31/12/2005.

Event	Date
Date sent to Bovespa	05/26/2006

Quarterly information ("ITR")

Event	Date
Date sent to Bovespa	
• for 1st quarter	04/20/2006
• for 2nd quarter	07/19/2006
• for 3rd quarter	10/18/2006

Ordinary annual general meeting

Event	Date
Publication of convocation	04/12/2006
Date on which convocation was sent to Bovespa, accompanied by management's proposal, if any	04/11/2006
Date on which Ordinary General Meeting was held	04/27/2006
Date on which main decisions of the Ordinary General Meeting were sent to Bovespa	04/27/2006
Minutes of Ordinary General Meeting/s sent to Bovespa	04/27/2006

Public meetings with analysts	
Event	**Date**
Public meeting with analysts, open to any other interested parties	02/08/2006
Conference call	
Event	**Date**
Conference call on publication of results	02/01/2006
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Approval of Financial Statements)	01/30/2006
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	01/30/2006
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	01/30/2006
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Election of Executive Officers)	04/27/2006
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	04/27/2006
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	05/05/2006

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ nº 16.404.287/0001-55

N.I.R.E. nº 29.300.016.331

Minutes of Extraordinary General Meeting of Stockholders

Date: November 9, 2005. **TIME:** 3 p.m. **PLACE:** The company's head office, Av. Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121-123, Salvador, Bahia, Brazil.

PRESENT: Stockholders with aggregate ownership of more than two thirds of the company's voting shares.

MEETING COMMITTEE: Bernardo Szpigel, Chairman. Giulianna Daibem Bazalia Gori, Secretary.

DOCUMENTS READ, AND PUBLICATIONS:

Convocations: Official Gazette (*Diário Oficial*) of the State of Bahia (editions of 22/10, 25/10 and 26/10), and newspapers *Gazeta Mercantil* and *A Tarde* (editions of 24/10, 25/10 and 26/10).

DECISION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Mr. **Luciano Siani Pires**, (CPF/MF nº 013.907.897-56 – RG nº 7.670.915-3), Brazilian, married, engineer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, with commercial address at Av. República do Chile 100, 22nd floor, Suite 2202, CEP 20139-999, was elected to membership of the Board of Directors, with period of office up to the Annual General Meeting of 2006, it being recorded that he is not subject to any of the impediments specified by law.

These minutes, having been read and approved, are signed by those present.

Salvador, November 9, 2005.

Bernardo Szpigel – Chairman of the Meeting. Giulianna Daibem Bazalia Gori - Secretary.

Bernardo Szpigel
Chairman of the Meeting

Giulianna D. B. Gori
Secretary

The stockholders:

SUZANO HOLDING S.A.
p.p. Giulianna D. B. Gori

IPLF HOLDING S.A.
p.p. Giulianna D. B. Gori

82-3550

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF n° 16.404.287/0001-55

NIRE 29.300.016.331

CONVOCATION

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders of **Suzano Bahia Sul Papel e Celulose** are hereby called to an Extraordinary General Meeting, to be held at 3 pm on November 9, 2005 at the company's head office at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Bloco B, Sala 121, Pituba, Salvador, Bahia, to elect a member of the Board of Directors.

Under Instruction 282 of June 26, 1998 of the CVM (Comissão de Valores Mobiliários), adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company's total voting stock.

Salvador, October 19, 2005.

David Feffer

Chairman of the Board of Directors

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company
CNPJ: 16.404.287/0001-55
NIRE N° 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel E Celulose S.A. met at 10:00 a.m. on October 19, 2005, at Av. Brigadeiro Faria Lima, 1355 – 9th Floor, in São Paulo, São Paulo State, the undersigned members being present, and there being present, by invitation; Mr. Murilo César Lemos dos Santos Passos, Mr. Bernardo Szpigel and Mr. Ernesto Peres Pousada Junior (Directors); Mr. José Carlos Garbes (Manager of The Controller's Department); and Mr. Fábio Eduardo de Pieri Spina and Mr. João Pinheiro Nogueira Batista (Members of the Management Committee).
Mr. David Feffer, Chairman of the Board of Directors, assumed the Chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be its Secretary.
The Chairman stated that the agenda of the meeting was to consider and decide on the Expansion Project for the Mucuri Industrial Unit, as follows:
The Executive Officers of the Company gave a detailed explanation on progress of the work relating to the future expansion of the Mucuri Industrial Unit, especially in relation to the technical, commercial, financial and logistical aspects of the project. He highlighted that the technical and commercial proposals from the various potential suppliers of the project had been received, and were pending final negotiation.

The Board of Directors, after analyzing the project in all its aspects, authorized the Executive Officers to conclude the negotiations involving the purchase of the principal equipment and its installation, and premises, and to continue the final negotiation of the financing contracts (at all times in accordance with the Global Financing Structure, now submitted to the Board, and the principal sources of which are the BNDES, Banco de Desenvolvimento do Nordeste and the Export Credit Agencies – ECAs), logistics and other relevant documents relating to implementation of the project, provided that the amounts decided in the negotiation make possible the return required by the Board of Directors. The Management Committee must accompany the process of negotiation of the commercial proposals, and be informed, in the person of its Coordinator, about relevant subjects before finalization of the negotiations, such as: summary of the proposals received and suppliers, criteria for selection and processes suggested. The initial capacity planned for the expansion will be 1,000,000 tons of eucalyptus pulp/year (subsequently rising to 1,100,000 tons/year) with an estimated implementation timetable of 23 (twenty three) months from the start of the works, and estimated investment of US$1.3 billion (one billion, three hundred million United States dollars), any variations in value, timetable or scope that may occur being subject to the rules in the Bylaws. Any two Directors of the Company is hereby authorized to sign the commercial contracts with suppliers and other documents arising from the project, of whatever value, provided that one such signatory is the CEO or the Director of expansion of the Mucuri Unit.

There being no further business, the meeting was closed, and these Minutes written, read, approved as a faithful record and signed by those present. São Paulo, October 19, 2005.

Fábio Eduardo de Pieri Spina

Secretary

82-3530


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

COMPANHIA BOVESPA LISTADA · NOVO MERCADO · Latibex

Press

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
55 11 3816 3922

IR Team

Phone.: 55 11 3037-
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D'Alessandro – 9355
Raquel Eri Kim – 9061

BNDES approves financing for the Mucuri Project

São Paulo, October 27, 2005. Suzano Papel e Celulose (Bovespa: SUZB5) – one of the largest integrated producers of paper and pulp in Latin America – announced today that BNDES (the Brazilian Development Bank) has approved financing for the Mucuri Project, on terms and conditions appropriate for such projects.

Bernardo Szpigel, CFO of Suzano Papel e Celulose, said: "This approval is of great importance for the feasibility of this project and for the growth of our company. BNDES, which always has a long-term vision, has been part of the Mucuri Mill since its initial conception, when the possibility of this expansion was already considered. The Mucuri Project will contribute to the development of the Brazilian pulp and paper industry, generation of employment in the region, structural growth in Brazilian exports and the development of the country."

He added: "The financing approved covers not only the US$1.3 billion in capital expenditures going forward, but also investments already made in forming more than 85% of the forest base for the project, and its working capital requirements. We expect BNDES to finance around 50% of the total project. The structure approved also includes the possibility of a R$ 240 million issue of convertible debentures, which is currently under study by the company and BNDES. When these studies are complete, we will provide the market with further information and details".

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Statements on future expectations

Some statements contained in this release may be projections or affirmations in relation to future expectations. Such affirmations are subject to known and unknown risks and uncertainties which could cause such expectations not to be realized, or to be substantially different from what was expected. These risks include, among others, the risk involved in the contracting of the EPCs for the initial construction of the Mucuri Project, the issue of convertible debentures, the structure of financing of the project, the social and environmental aspects of the project, changes in future demand for the company's products, changes in the factors that affect domestic and international prices of the products, changes in the costs structure, changes in the seasonality of markets, changes in the prices charged by competitors, foreign exchange variations, changes in the Brazilian political-economic scenario, and changes in the emerging markets and in the international market.

82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

Press
Letícia Volponi
GWA Comunicação Integrada
leticia@gwacom.com
55 11 3816 3922 // 9164-3278

IR Team
Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Eri Kim – 9061

Board gives go-ahead for conclusion of negotiations and start of construction of new Pulp Line in Mucuri

Investment at Mucuri in South of Bahia will place Suzano among the world's 10 largest market pulp producers.

São Paulo, October 20, 2005: A Board meeting of **Suzano Papel e Celulose** (Bovespa: SUZB5) – one of the largest integrated producers of paper and pulp in Latin America – yesterday authorized its executives to complete negotiations, considering pre-determined targets, for construction of its second pulp production line at its **Mucuri** unit in the South of Bahia, Brazil. This mill will initially have capacity to produce 1.0 million tons/year of market pulp, growing to 1.1 million tons/year, with an estimated total investment – including the industrial plant, and purchase and development of purpose-planted forests – of US$1.3 billion from 2005 until 2008.

Suzano's Chief Project Officer for the Mucuri Expansion, Ernesto Pousada, emphasized: "*This project will place us among the world's 10 largest global producers of market pulp, and make us the world's second largest producer of pulp from eucalyptus – while remaining highly competitive due to our position as one of the world's lowest cost producer.*" He also pointed out that: "*Fully in line with the Suzano Group's vision, the project is conceived with all fundamental aspects of sustainability, such as development of the local community, respect for the environment and adequate funding.*"

NEW WEB PAGES will be launched with full description and updates on the Mucuri Project
www.suzano.com.br/projetomucuri

THE MUCURI PROJECT
Suzano growing in strength

Details of the project

Financing – expected scenario

Around 35% of the total to be invested will come from the Company's own cash flow, and 65% from financing. Suzano expects financing from BNDES (the Brazilian Development Bank) and other sources, currently being negotiated. The level of leverage is expected to increase temporarily during the construction of the project, and is then expected to fall due to the solid expected cash flow levels. Considering the terms being negotiated, - repayment periods of up to 12 years, with grace periods between 2 and 7 years – the temporary increase in leverage does not represent additional risk to the Company.

Product delivery logistics

As the new mill's output will be exported, mainly to Europe, the US and Asia, a long-term contract has been signed with **Portocel** (Terminal Especializado de Barra do Riacho S.A.), a specialized private-sector port about 250 km from the Mucuri unit, with a reduction of 20% in comparison with the current solution.

Forests

Suzano has already formed more than 85% of the forest base necessary for this expansion.

Its plantations, in the South of Bahia and the North of neighboring Espírito Santo, are **ISO 14001 and Forest Stewardship Council** (FSC) certified. Suzano plans to source as much as 25% of its wood requirements from forest development projects in the region. The average distance between forest and mill will be approximately 75km – a factor that gives Suzano highly competitive costs.

EPC construction contract model; expected production learning curve

Construction for the project will be in modules, through Engineering Procurement Construction (EPC) contracts, principally for: (i) the wood handling plant; (ii) cooking and washing; (iii) the fiber line ; (iv) pulp drying and baling; (v) the recovery boiler; (vi) causticizing and lime kiln; (vii) turbo generators and (viii) evaporation.

The period from contracting of the EPCs to the first output of commercial grade pulp is expected to be 23 months. The expected learning curve, in terms of production output, is as follows:

Thousands of tons	4th quarter 2007	2008	2009
Production volume	120	900	1000

Capacity will evolve in three different phases. The first, at the level of 1.0 million tons/year, will be followed by a process of optimization, without additional investment, to increase capacity to 1.1 million tons/year. The scale of the equipment allows for expansion to final capacity of 1.25 million tons/year, with additional marginal investment, in the future.

Capex timetable

The timetable for the planned US$1.3 billion investment in the new Mucuri project is as follows:

% of total	2005	2006	2007	2008
Capex disbursement in year	17%	53%	27%	3%

Environmental licenses

The new pulp production line has already obtained the necessary licenses for construction from the competent environmental authorities.

Development of the region

Construction and operation of the new pulp production line will have a multiplier effect on business and opportunities for generation of income, stimulating development of the region. Construction of the plant will directly and indirectly give rise to about 8,000 new jobs. A training center will be built to train local labor, and there will be improvements in hospital, school and highway infrastructure in the region.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Statements on future expectations

Some statements contained in this release may be projections or affirmations in relation to future expectations. Such affirmations are subject to known and unknown risks and uncertainties which could cause such expectations not to be realized, or to be substantially different from what was expected. These risks include, among others, the risk involved in the contracting of the EPCs, the expected level of production costs, the capital expenditure timetable, the expected learning curve, the structure of financing of the project, the social and environmental aspects of the project, changes in future demand for the company's products, changes in the factors that affect domestic and international prices of the products, changes in the costs structure, changes in the seasonality of markets, changes in the prices charged by competitors, foreign exchange variations, changes in the Brazilian political-economic scenario, and changes in the emerging markets and in the international market.

82-3550

VOTORANTIM CELULOSE E PAPEL S.A.
(CNPJ: .60643228/0001-21)
SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
(CNPJ: 16404287/0001-55)

MATERIAL ANNOUNCEMENT

In compliance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, Votorantim Celulose e Papel S.A. ("VCP") and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") hereby inform their stockholders and the market in general of the following:

In accordance with the Material Announcement published on November 10, 2004, an agreement was signed for the acquisition by Suzano and VCP (jointly, "the Partners") of all the common and preferred shares of Ripasa held directly and indirectly by its controlling stockholders. The shares were acquired in equal quantities by the Partners, who became joint holders of the control of Ripasa.

Suzano and VCP are currently taking the necessary measures to transform Ripasa into an operational consortium. This will have as its basic principle the preservation of the competition between VCP and Suzano, for the purpose of ensuring that they continue to be independent economic agents, without any exchange of information, integration of operations, or of interests between the two groups. Until the transformation into a production unit has taken place, Ripasa will continue to operate independently.

In accordance with the Law, the transaction has been presented, for approval, to the Brazilian anti-trust authorities (Sistema Brasileiro de Defesa da Concorrência, "SBDC"). In complex transactions and those the approval of which involves risks, it is usual for the SBDC to make precautionary orders, with a view to avoiding irreversible decisions being taken which might impede the implementation of any obligation that might arise later for the transaction to be dismantled. In the present case, VCP and Suzano stated, and the SBDC accepted, that the suspension of the transaction at this moment would eliminate one of the main reasons for implementing it, namely to take advantage of the market conditions of this current year. Non-suspension of the transaction, however, does not signify any type of approval of the merit of the transaction by the SBDC. Thus, until the SBDC gives a final decision on the viability of the transaction, uncertainty remains as to whether or not it will be finally implemented, and there are risks that the expectations announced may not become concrete or will be substantially different from those initially expected.

São Paulo, September 21, 2005

Votorantim Celulose e Papel S.A
Valdir Roque
Investor Relations Officer

Suzano Bahia Sul Papel e Celulose S.A
Bernardo Szpigel
Investor Relations Officer

82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

IR team

Phone: 55 11 3037-

Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355
Raquel Eri Kim - 9061

> > >

Suzano Papel e Celulose adopts new organizational structure

New structure based on Business Units becomes effective on January 1, 2006

São Paulo, August 30, 2005: **Suzano Papel e Celulose** (Bovespa: SUZB5), one of the largest integrated producers of pulp and paper in Latin America, today announces its new organizational structure, strengthening its market focus, in line with its vision of the future.

The Board Meeting approved the new structure, made up of Business Units and Service Providing Areas (SPAs), as follows:


CEO
Murilo Passos
Expansion Project
Ernesto Pousada
Forest Management
José Carlos Macedo
Pulp
Rogério Ziviani
Paper
André Dorf
BU: Business Unit
SPA: Service Providing Areas
Industrial
José Marcos Vettorato
Logistics and Competitiveness
João Mário Lourenço
Finance and Planning
Bernardo Szpigel

Mr. Murilo Passos, CEO of Suzano Papel e Celulose, said: "The aims of this structure are to make Suzano even more competitive, with a better focus on our clients, to achieve precise allocation of responsibilities for generation of results, and to enhance opportunities for development of new leaders. Additionally, this new structure will over time, increase efficiency by lowering administrative expenses."

Among the expected results, we highlight:

- **Greater Client Focus:** Improve the quality of client relationships through more focused attention and greater speed in meeting their needs, in both products and services.
- **More Detailed Accountability:** Clear and transparent separation of responsibilities, and commitment by the Business Units to generation of results, will provide faster decision making, and reduce costs and operational expenses.

- **Development of leaders:** A simplified structure, focus on the client, greater delegation of responsibilities and a greater value to entrepreneurship will enable new leaders to develop.

Mr. Carlos Pontinha Pereira, Domestic Market Distribution and Sales Executive Officer, and Mr. Eloy Feliz Janesh, Industrial Executive Officer, will leave the Board of Directors, taking on new responsibilities in January 2006.

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the implementation of the new corporate structure, changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
C.N.P.J.M.F. no. 16.404.287/0001-55

Publicly held company

MARKET ANNOUNCEMENT

In compliance with CVM Circular SGE 01/2003, Suzano Bahia Sul Papel e Celulose S.A. reproduces below the full content of the communications of which it has become aware, issued by Pinheiro Neto Advogados, the representative in Brazil of Alliance Capital Management L.P. ("Alliance"), a manager of third-party funds, advising of an increase in the stockholdings in Suzano Bahia Sul Papel e Celulose S.A. held by the funds and/or investment companies that are administered by Alliance:

São Paulo, 20 April 2005.

Bernardo Szpigel

Investor Relations Director

To:

The Brazilian Securities Commission (*Comissão de Valores Mobiliários* – CVM),
Company Relationship Directorate – SEP,
Rua Sete de Setembro 111,
20159-900, Rio de Janeiro - RJ,
Fax: (55 21) 3233-8570.

São Paulo, April 7, 2005

Re.: **Increase in stockholdings**

Dear Sirs,

1. - In compliance with Clause 12, § 1 of CVM Instruction 358, of 3 January 2002 ("CVM Instruction 358/02"), Alliance Capital Management L.P. ("ACMLP"), by its authorized attorney, as discretionary manager of funds and/or investments for non-Brazilian clients, hereby presents to the CVM the attached information, by reason of acquisitions on securities exchanges, directly or through ADRs (American Depositary Receipts), resulting in a total holding of 18,234,376 (eighteen million, two hundred and thirty four thousand, three hundred and seventy six) class A nominal preferred shares in Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), corresponding to 10.04% of the total of the Company's shares in this class.

2. – Under Paragraph 5 of Clause 12 of CVM Instruction CVM 358/02, ACMLP requests the Commission for dispensation from publication in the press of the information here given, since the acquisition does not change the composition of the stockholding control or the management structure of the Company, being merely a minority stockholding in preferred shares.

3. – A copy of this correspondence is being sent to the Investor Relations Director of the Company, to ensure its effective publication, by remittance to the CVM of a Notice to the Market, as established by CVM Circular SGE 001/03.

4. – Finally, we attach a copy of the power of attorney, duly signed before a Notary Public, and authenticated by the Brazilian Consulate General in New York, and also a copy of the respective sworn translation duly registered at the office of the Notary Public for Registration of Securities and Documents, granting powers of representation before this Commission.

We are available for any clarification which may be necessary, and request that contact by ourselves in relation to the present correspondence be made through our lawyers in Brazil, Fernando J. Prado Ferreira (Tel: (55 11) 3247-8583; e-mail: fjpferreira@pinheironeto.com.br) or Fernando S. Zorzo (Tel: (55 11) 3247-8411; e-mail: fszorzo@pinheironeto.com.br).

Yours,

ALLIANCE CAPITAL MANAGEMENT L.P.

Pp. ______________________________

Fernando J. Prado Ferreira

cc.: São Paulo Stock Exchange (Bovespa)
Company Monitoring Office
Fax: (55 11) 3233-2061.

cc.: Suzano Bahia Sul Papel e Celulose S.A.
At.: Sr. Bernardo Szpigel
Investor Relations Director,
Av. Brigadeiro Faria Lima 1355, 7th Floor, Pinheiros
01452-919, São Paulo - SP.
Fax: (55 11) 3815-7078.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ nº 16.404.287/0001-55

In compliance with Clause 12 of CVM Instruction 358 of January 3, 2002, Alliance Capital Management L.P., a company under the laws of the State of Delaware, United States, with head office at Avenue of the Americas 1345, New York, New York, United States ("ACMLP"), as manager of funds and/or investments of foreign clients for whom it holds discretionary powers, advises that funds and/or investments of non-Brazilian discretionary clients under its management have acquired, in transactions on securities exchanges, directly or through ADRs (American Depositary Receipts), class A nominal preferred shares in Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), now totaling 18,234,376 (eighteen million, two hundred and thirty four thousand, three hundred and seventy six) class A nominal preferred shares issued by the Company, corresponding to 10.04% of the total of the shares in this class. This is a minority stockholding which does not change the composition of the stockholding control or the management structure of the Company. At present ACMLP does not envisage any specific quantity of shares. No affiliate or subsidiary of ACMLP owns securities issued by the Company. Neither ACMLP nor any party directly or indirectly related to it holds any debentures convertible into shares, nor is ACMLP or any person related to it party to any agreement or contract governing the exercise of the right to vote or the purchase or sale of securities issued by the Company.

April 7, 2005

ALLIANCE CAPITAL MANAGEMENT L.P.

82-3550

SUZANO
PAPEL E CELULOSE

Suzano announces contract with market maker for debentures

São Paulo, January 28, 2005: In compliance with São Paulo stock exchange (Bovespa) Resolution 300/04, **Suzano Bahia Sul Papel e Celulose** S.A. (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, today announces the signing, of a 12-month contract with Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (**Unibanco**) as market maker for the first series of its 3rd issue of 10-year debentures, issued in April 2004 (ticker SUZB13). Provision of the service begins on January 31, 2005.

Suzano Financial and Investor Relations Director Bernardo Szpigel comments: "Contracting of a market maker for transactions in the fixed income securities market is an important innovation, and shows Suzano's commitment to the interests of investors. We are confident that this measure will provide coordinated and consistent support for the secondary market in our debentures – principally for investors who are private individuals".

Unibanco will be present in all Bovespa trading sessions, for 30-minute periods, from 11 a.m. to 11.30 a.m. and from 3 p.m. to 3.30 p.m., for the purpose of increasing liquidity. There are currently 333,000 debentures in the market.

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Contacts:

1) Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro

2) Press office: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

82-3550

SUZANO
PAPEL E CELULOSE

Suzano wins Forest Stewardship Council certification

São Paulo, 6 January 2005: – **Suzano Bahia Sul** Papel e Celulose S.A. (Bovespa: SUZB5), one of Latin America's largest integrated producers of pulp and paper, today announced the award of **Forest Stewardship Council (FSC) certification** for the management of its **100,000 hectares of forest plantations** in the Brazilian states of Bahia and Espírito Santo, and also for its industrial activities **at Mucuri, Bahia**.

"FSC certification is based on conducting Suzano's activities with the concept of sustainability, that is to say, as well as being economically viable they are environmentally appropriate and socially beneficial. It also re-emphasizes **Suzano**'s commitment at all the stages of formation and use of the forest – from research through growing and harvesting to final delivery of the wood to production," says **Suzano**'s Natural Resources Division Manager **Luiz Cornacchioni**.

"Having the FSC seal for our forest management and product chain of custody ("COC") is undoubtedly a differential, that **will strengthen our marketing operations, especially in Europe and the US, where we expect to be able to operate in new niches**. Today clients choose suppliers not only on price and product quality but also on the basis of what action the company takes that shows serious and consistent operation with social responsibility." says **Rogério Ziviani**, Suzano's International Business Director.

The **FSC** is an initiative for environmental conservation and sustainable development of the world's forests. It was created in 1993 and involves environmentalists, researchers, forestry engineers, forest products industry leaders, traders and employees, indigenous communities and other forest peoples, and certifying institutions in 34 countries.

Suzano's Mucuri Plant was audited and recommended by Brazil's IMAFLORA (Forestry and Farming Management and Certification) Institute, which is the Brazilian representative of the **SmartWood Program** of the **Rainforest Alliance**, an entity registered with the FSC.

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Contacts:

1) Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) Press office: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

82-355

RECEIVED
2005 DEC 23 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STOCKHOLDERS' AGREEMENT
BETWEEN
BNDES PARTICIPAÇÕES S.A. – BNDESPAR,
SUZANO HOLDING S.A.
AND
THE CONTROLLING STOCKHOLDERS OF
SUZANO HOLDING S.A.,
WITH
SUZANO BAHIA SUL PAPEL E CELULOSE S.A
AS INTERVENOR:

I. **BNDES PARTICIPAÇÕES S.A. – BNDESPAR**, a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), with head office in Brasília, Federal District, Brazil, and with a service office in this city of Rio de Janeiro (RJ), at Avenida República do Chile 100 (Part), registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under number 00.383.281/0001-09, duly represented in accordance with its Bylaws and hereinafter referred to as **BNDESPAR**; and

II. **SUZANO HOLDING S.A.**, with head office in São Paulo, São Paulo State, at Avenida Brigadeiro Faria Lima 1355, 9th Floor (Part), registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under number 60.651.809/0001-05, duly represented in accordance with its bylaws, and hereinafter referred to as the **CONTROLLING STOCKHOLDER**; and

III. the **CONTROLLING STOCKHOLDERS OF SUZANO HOLDING S.A.**, as such hereinafter referred to –

– **DAVID FEFFER,** Brazilian, married, industrial entrepreneur, holder of identity card 4.617.720-6 SP, and taxpayer card (CPF/MF) 882.739.628-49, resident and domiciled in São Paulo City with commercial address at Av. Brigadeiro Faria Lima, 1355, 9th Floor, São Paulo, SP;

– **DANIEL FEFFER,** Brazilian, married, lawyer, holder of identity card 4.617.718 SP, and CPF/MF 011.769.138-08, resident and domiciled in São Paulo City, with commercial address at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, SP;

– **JORGE FEFFER,** Brazilian, legally separated, company manager, holder of identity card 4.617.719-X SP, and CPF/MF 013.965.718-50, resident and domiciled in São Paulo City with commercial address at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, SP;

– **RUBEN FEFFER,** Brazilian, married, company manager, holder of identity card 16.988.323-1 SP, and CPF/MF 157.423.548-60, resident and domiciled in São Paulo City, with commercial address at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, SP.

– **BETTY VAIDERGORN FEFFER,** Brazilian, widow, business proprietor, holder of identity card 2.009.990 SP, and CPF/MF 011.769.348-05, resident and domiciled in

São Paulo City with commercial address at Av. Brigadeiro Faria Lima 1355, 9th Floor, São Paulo, SP;

- **FANNY FEFFER**, Brazilian, divorced, executive, holder of identity card 1.084.877 SP, and CPF/MF 688.071.208-87, domiciled and resident in São Paulo City with commercial address at Av. Brigadeiro Faria Lima 1355, 10th Floor, São Paulo, SP;

IV. and, participating as **INTERVENOR, SUZANO BAHIA SUL PAPEL E CELULOSE S.A.,** a company with head office in the City of Salvador, State of Bahia, at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suite 121, registered in the CNPJ/MF under number 16.404.287/0001-55, registered at the Commercial Board of the State of Bahia ("JUCEB") under NIRE number 29.300.016.331, hereinafter called the **COMPANY**;

have between them agreed and resolved to sign the present **STOCKHOLDERS' AGREEMENT**, in the form of the following Clauses and conditions:

CLAUSE ONE
WARRANTIES

1.1. The **CONTROLLING STOCKHOLDER** warrants that there is no other Stockholders' Agreement other than this one, the purpose of which is to govern its association. In the event that any other Stockholders' Agreement is made in the future in the ambit of the **COMPANY,** it is hereby agreed that if there is any conflict between the terms of the present Agreement and those of the other stockholders' agreement, the terms of this present Agreement shall prevail as long as it is in effect.

1.2. The **COMPANY** warrants that it is in regular situation in terms of all the federal, state and municipal fiscal and para-fiscal taxes, charges and contributions.

1.3. The Bylaws of the **COMPANY** are those approved by the Extraordinary General Meeting held on 29 June 2004, a copy of which is part of this present Agreement as the Sole Appendix.

1.4. On 30 June 2004 ownership of the registered capital of the **COMPANY** was as follows:

STOCKHOLDER	COMMON		CLASS "A" PREFERRED		CLASS "B" PREFERRED		OVERALL TOTAL	
	SHARES ('000)	%	SHARES ('000)	%	SHARES ('000)	%	SHARES ('000)	%
SUZANO HOLDING S/A	94,364.16	92.18	44.02	0.02	0.40	0.03	94,408.58	33.09
IPLF HOLDING S/A	8,000.00	7.81					8,000.00	2.80
BNDES PARTICIPAÇÕES S.A. (BNDESPAR)			32,590.14	17.95			32,590.14	11.42
OTHERS	10.30	0.01	148,897.02	82.03	1,371.14	99.97	150,278.46	52.69
TOTAL	102,374.46	100.00	181,531.18	100.00	1,371.54	100.00	285,277.17	100.00

CLAUSE TWO
PURPOSE

2.1. The purpose of this **STOCKHOLDERS' AGREEMENT** is establishment of the rules which will govern the relationships of obligation arising from the stockholding participation of the **PARTIES** in the registered capital of the **COMPANY,** in accordance with the rules of Article 118 of Law 6404, of 15 December 1976.

2.2. The **PARTIES** agree that compliance with the rules established in this **STOCKHOLDERS' AGREEMENT** is of the highest interest to the **COMPANY**, both from the operational point of view and from the point of view of its objects as stated in its Bylaws.

2.3. The participation of **BNDESPAR** in the registered capital of the **COMPANY** results from the absorption of COMPANHIA SUZANO DE PAPEL E CELULOSE by BAHIA SUL CELULOSE S.A., the purpose of which was to allow operational and stockholding consolidation between the paper and pulp businesses of the **COMPANY** and those of COMPANHIA SUZANO DE PAPEL E CELULOSE, this consolidation being in the interest of the stockholders of the **COMPANY** and of COMPANHIA SUZANO DE PAPEL E CELULOSE.

CLAUSE THREE
RIGHT TO JOINT SALE

3.1. Other than in the event that **BNDESPAR** exercises, in the future, the right of joint sale referred to in item **3.2** below, any transfer to third parties of stockholding control of the **COMPANY** must be preceded by formal agreement, by the acquiring party, to the terms of this present Stockholders' Agreement, in which all bind themselves to the terms and conditions herein specified.

3.2 In the event of transfer, assignment or any form of disposal, direct or indirect, of all or a part of the shares and/or rights to subscription, or other securities convertible or transformable/permutable into shares which represent, during the period of validity of this Stockholders' Agreement, 50% (fifty percent) plus one of the common shares of the voting registered capital of the **COMPANY, BNDESPAR** may opt to sell its holding, in whole or in part, jointly with those held by the **CONTROLLING STOCKHOLDER**, on the same conditions of price and payment. If there is a distinction between the different types and classes of share, in the terms of the offer, for the said transfer, assignment or disposal of shares, the totality of the shares must be acquired on the best conditions offered.

3.3 In the event that the **CONTROLLING STOCKHOLDER** wishes to transfer all or a part of the shares and/or subscription rights or other securities convertible or transformable/permutable into shares which represent, during the period of validity of this Stockholders' Agreement, 50% (fifty percent) plus one of the common shares of the registered voting capital of the **COMPANY**, owned by itself, to a third party ("the Proposer"), it shall be obliged to notify **BNDESPAR** in writing, specifying in this notice, with respect to the exercise of the right to joint sale ("the Notification"):

(i) the name and full status description of the Proposer and, in the event that the Proposer is a company, the notice must also identify the respective stockholders or partners who have control of the Proposer;
(ii) prices and conditions of payment;
(iii) the lot of shares to be acquired;
(iv) other significant conditions and terms of the proposal; and
(v) a statement by the **CONTROLLING STOCKHOLDER** in relation to acceptance of the proposal.

3.4 BNDESPAR shall have a period of 30 (thirty) calendar days from the date of receipt of the Notification, to state to the **CONTROLLING STOCKHOLDER**, in writing, its interest in exercising, totally or partially, the right to joint sale referred to in item **3.2** above, in relation to the shares which it owns.

3.5 The totality or part of the shares representing 50% (fifty percent) plus one of the common shares of the registered voting capital of the **COMPANY**, mentioned in item **3.2** above, may not be the subject of charge or encumbrance without the prior and express agreement of **BNDESPAR**, which must state its position within 45 (forty-five) days, after which it shall be deemed to have given its approval.

3.6 The common shares held and those which may in the future come to be held by the **CONTROLLING STOCKHOLDER** during the period of validity of this Stockholders' Agreement which exceed 50% (fifty percent) plus one of the common shares of the voting registered capital of the **COMPANY**, as referred to in item **3.2** of this Clause, may be sold, and may be the subject of lien or encumbrance, and in relation to them **BNDESPAR** may not exercise the right of joint sale referred to in this Clause.

CLAUSE FOUR
OBLIGATIONS OF THE CONTROLLING STOCKHOLDER

4.1. The **CONTROLLING STOCKHOLDER** undertakes to exercise its voting rights to ensure the election to the Board of Directors of the **COMPANY** of 1 (one) member indicated by **BNDESPAR**.

4.2. The **CONTROLLING STOCKHOLDER** further undertakes as follows:

a) not to sign a Stockholders' Agreement or any other instrument which places conditions on or restrains the exercise of its voting rights in the **COMPANY,** without the prior and express approval of **BNDESPAR.**

b) to cause the **COMPANY** to effect convocation of **BNDESPAR** up to 20 (twenty) days prior to any General Meeting of Stockholders and at least 10 (ten) days prior to any Ordinary Meeting of the Board of Directors, sending, together with the advice, the documents of the meetings;

c) to cause the **COMPANY** to pay the dividends, within a maximum period of 60 (sixty) calendar days from the date of the respective decision of the General Meeting, adjusted in monetary terms in accordance with the variation of the IPC Consumer Price Index

calculated by the Brazilian Geographical and Statistical Institute (IBGE), starting from the month in which the business year ends and continuing until the actual payment, with the minimum periodicity allowed by law, which currently is 1 (one) year. In the event that an indexor other than the IPC is established for the purposes of investment of the funds linked to the PIS Social Integration Program and the PASEP Government Workers' Asset Formation Program, the monetary adjustment shall be effected using this new indexor, or a similar indexor indicated by the Brazilian Development Bank (BNDES), for use in transactions of the whole BNDES system, which preserves the real value of the currency;

d) not to approve, nor by its omission to allow to be approved, without the express prior authorization of BNDESPAR, any matter in relation to which Law 6404/76 establishes a special quorum either for opening of the Meeting of Stockholders at first convocation, or for decision; and the exercise of the vote of **BNDESPAR** in matters referred to in this subclause shall be carried out in a reasonable manner;

e) not to approve, nor by its omission to allow to be approved, any change in the Bylaws in effect which changes the maximum number of members of the Board of Directors of the **COMPANY**.

CLAUSE FIVE
RULES GOVERNING MANAGEMENT

5.1. While this present Agreement is in effect the **COMPANY** undertakes with **BNDESPAR** to comply with the following conditions:

a) to keep up-to-date the payment of all obligations of a tax, labor-law or social-security nature and contributions due to the PIS/PASEP Participation Fund and the FINSOCIAL Social Investment Fund;

b) to give proof, whenever requested by **BNDESPAR,** that it is up-to-date in compliance with the federal, state or municipal legislation currently in force;

c) to prove, when requested by **BNDESPAR,** compliance with the rules in force relating to the preservation and control of the environment;

d) to send to **BNDESPAR,** within a period of 60 (sixty) days after any subscriptions of shares by **BNDESPAR,** the respective Minutes of the Meeting of the Board of Directors which homologated the increases in capital, duly filed with the Commercial Board of the State of São Paulo;

e) to supply to **BNDESPAR** the explanations requested, as well as, periodically, the following documents:

i – annually, by the end of the business year, the program-budget for the following business year;

ii – annually, up to 90 (ninety) days after the close of the business year, the analytical financial statements, accompanied by explanatory notes, reports of the Executive Officers, and opinion of the external auditors;

iii – monthly, interim financial statements, in analytical form;

iv – annually, by the 10th (tenth) day of December, the financial statements raised on 31 October for the purposes of recognition of equity income, in accordance with the law. Such financial statements may be substituted by a trial balance (*balancete*) raised on the same day, accompanied by a "comfort letter" signed by an independent auditing company;

f) to give to the companies of which the **COMPANY** and/or the **CONTROLLING STOCKHOLDER** at any time have stockholding control or in which they at any time have direct or indirect stockholdings, identical treatment to that usually given to the other companies in the market, in the event that any such company at any time in the future carries out commercial operations with the **COMPANY**, its subsidiaries or affiliated companies;

g) indicate, in its publicity and published material, the financial support of **BNDESPAR,** when so requested by **BNDESPAR**;

h) to cause its subsidiary companies to obey, in relation to **BNDESPAR**, the terms contained in this Agreement, especially those referred to in this clause.

CLAUSE SIX
SPECIAL OBLIGATION OF THE COMPANY

6.1 The **COMPANY** undertakes, especially, to give proof of its agreement, and also of the signature of the necessary contracts by its managers and by its Controlling Stockholder, if applicable, to the "Regulation for Differentiated Corporate Governance Practices – Level 1", by presentation to **BNDESPAR** of an authenticated copy of the "Contract of Adoption of Differentiated Corporate Governance Practices – Level 1" to be signed with the São Paulo Stock Exchange (**BOVESPA**), within up to 60 (sixty) calendar days from the signature of this Instrument, on penalty of repurchase of the shares, in accordance with criteria laid down in Clause Seven (Compulsory Purchase and Sale) of this Instrument.

CLAUSE SEVEN
COMPULSORY PURCHASE AND SALE

7.1. In the event of non-compliance by the **CONTROLLING STOCKHOLDER** or by the **CONTROLLING STOCKHOLDERS** of **SUZANO HOLDING S.A.,** or by the **COMPANY,** in relation to **BNDESPAR,** with any obligation assumed in this **AGREEMENT,** the infringing party will be given notice by **BNDESPAR** to the effect that, within 60 (sixty) days, it must restore the previous situation in such a way that the act which is impugned is ineffective.

If the restoration of the prior situation does not take place, due to facts which can be imputed exclusively to the **COMPANY** or to the **CONTROLLING STOCKHOLDER,** or which, in the judgment of **BNDESPAR**, cannot be duly justified, or, further, if the effects of the act practiced by the infringing party are of such an order that even the restoration of the prior situation causes losses to **BNDESPAR**, affecting its total net assets and liabilities, then **BNDESPAR** may, in accordance with the degree of seriousness of the infringement, demand that the infringing party, in a single transaction, within 60 (sixty) days, acquire and pay for all the shares that **BNDESPAR** holds in the registered capital of the **COMPANY,** for the highest value resulting from application of the following criteria:

a) the highest value of the daily volume-weighted average of the Stock Exchange price of the share obtained in the last 30 (thirty) trading sessions;

b) **the issue price of the shares of the COMPANY** which were received in substitution of those which **BNDESPAR** owned in the registered capital of COMPANHIA SUZANO DE PAPEL E CELULOSE, in accordance with the terms of item **2.3** above, augmented by the issue price for the shares of the **COMPANY** which comes to be paid in the future by **BNDESPAR** in subsequent increases of the registered capital, these prices being adjusted in accordance with the variation in the IPC Consumer Price Index, of the IBGE, plus interest at the rate of 12% (twelve percent) per year, capitalized monthly, counted from the respective dates of realization by **BNDESPAR**, from the amount of which there shall be deducted the amount of the dividends which have been received by BNDESPAR in the period considered, monetarily adjusted, and augmented by interest calculated on the basis of the same index, interest rate and manner mentioned above, and adjusted for any stock bonuses. In the event that an indexor other than the IPC is established for the purposes of investment of the funds linked to the PIS Social Integration Program and the PASEP Government Workers' Asset Formation Program, the monetary adjustment shall be effected using this new indexor, or a similar indexor indicated by the Brazilian Development Bank (BNDES), for use in transactions of the whole BNDES system, which preserves the real value of the currency.

c) the book value of the share, calculated in accordance with Section 45, of Law 6404/76.

7.2. In the event that there is non-compliance in relation to the preservation of stockholding control, **BNDESPAR** may, further, opt for the compulsory purchase of all the shares owned by it in the capital of the **COMPANY,** for the amount equivalent to the value of the transfer, assignment or disposal.

7.3. If the infringing party is notified to acquire the shares of **BNDESPAR** by letter sent through the Securities and Documents Notary's Office, and does not do so within 60 (sixty) days, it shall be subject, further, to payment of a penalty payment, hereby agreed, of 10% (ten percent) on the total value of the shares of **BNDESPAR** referred to in item **7.2.** above.

7.4. Any inaccuracy in the warranties of statement of fact contained in Clause One shall subject the infringing party to the provisions of the previous items.

7.5. Non-compliance with any obligation assumed by the **CONTROLLING STOCKHOLDER** or by the **COMPANY** herein, or in other instruments signed with **BNDESPAR,** in relation to the **BRAZILIAN DEVELOPMENT BANK (BNDES)**, and/or any of its subsidiaries, shall also subject the infringing party to the provisions of this Clause. All the terms and conditions contained in this Clause, especially those referred to in item 7.1 above, also apply to this item.

7.6. The provisions of this Clause in no way overcome, cancel or exclude **BNDESPAR'S** alternative right to move for specific performance of the obligation not complied with, under Paragraph 3 of Section 118 of Law 6404/76.

CLAUSE EIGHT
FILING

8.1. The **COMPANY** undertakes to register the Stockholders' Agreement in its Book of Registration and in the share certificates in accordance with the law, also obeying the terms of the following item **8.1.1:**

> **8.1.1** The following text shall be included in the **COMPANY'S** book of registration of nominal shares, as well as the registration of the shares which are the property of the **CONTROLLING STOCKHOLDER**, corresponding to, at least, 50% (fifty percent) plus one of the shares of the voting registered capital of the **COMPANY,** and also in the respective share certificates: "Transaction or transfer, for any reason or in any form, of these shares is subject to the provisions and regime of the **STOCKHOLDERS' AGREEMENT** signed on 27 December 2004, between **BNDES PARTICIPAÇÕES S.A. - BNDESPAR** and **SUZANO HOLDING S.A.**, on penalty of nullity of the transaction".

8.2. The **COMPANY** undertakes at all times to make its best endeavors for the faithful compliance with and performance of this Agreement, inspecting, and allowing to the **PARTIES** ample inspection of, the acts related to it.

8.3. The **COMPANY** undertakes promptly to inform the **PARTIES** of any acts, facts or omissions which may result in violation of the present Agreement, and also to take the measures which supervening law may from time to time demand for its validity and efficacy.

8.4. The **COMPANY** may not effect registrations of transfer, assignment, encumbrance or any other form which results in disposal of the shares, in infringement of the provisions of Clause Three, to any party whatsoever, without the prior and express proof of compliance with the obligations contained in this Agreement.

CLAUSE NINE
PERIOD OF VALIDITY

9.1 This Agreement comes into effect starting on the date of its signature and shall remain in effect for as long as **BNDESPAR** remains a stockholder of the **COMPANY** with a holding of not less than 5% (five percent) of the registered capital.

9.2. This Agreement binds the signatories and their heirs and natural successors, but shall not prevail in relation to any parties acquiring the preferred shares issued by the **COMPANY** owned by **BNDESPAR**.

CLAUSE TEN
JURISDICTION

10.1. The Courts of the City of Rio de Janeiro, in the Brazilian State of Rio de Janeiro, are hereby chosen to resolve any litigation which may arise from interpretation of this Agreement.

Being agreed, the parties hereby sign 4 (four) copies of equal content and form, having single effect, jointly with the undersigned witnesses.

The copies of this Instrument are initialed by Maria das Graça Lima de Souza, lawyer, under authorization from the legal representatives of **BNDESPAR** undersigned.

Rio de Janeiro, 27 December 2004.

By BNDES PARTICIPAÇÕES S.A. – BNDESPAR:

____________________________ ____________________________

By the CONTROLLING STOCKHOLDER SUZANO HOLDING S.A.:

Fábio Eduardo de Pieri Spina Executive Vice-president	João Pinheiro Nogueira Batista Executive Vice-president

By the CONTROLLING STOCKHOLDERS OF SUZANO HOLDING S.A:

David Feffer	Daniel Feffer
Jorge Feffer	Ruben Feffer

Betty Vaidergorn Feffer	Fanny Feffer

By the INTERVENOR PARTY SUZANO BAHIA SUL PAPEL E CELULOSE S.A.:

Murilo César Lemos dos Santos Passos Chief Executive Officer	Bernardo Szpigel Chief Financial and Investor Relations Officer

WITNESSES:

(Last page of the STOCKHOLDERS' AGREEMENT signed on 27 December 2004 between BNDES Participações S.A., Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Betty Vaidergorn Feffer and Fanny Feffer, with Suzano Bahia Sul Papel e Celulose S.A. as Intervenor)

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors met at Av. Brigadeiro Faria Lima, 1355, 9th floor, in São Paulo city, São Paulo state, at 12 noon on 17 December 2004.

The Chairman of the Board, Mr. David Feffer, took the chair of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be Secretary of the meeting.

He stated that the purpose of the meeting was to consider a proposal from the Executive Officers of the company recommending, in accordance with Law 9249/95 and complementary legislation, the payment of interest on equity to stockholders, in the gross amounts of R$ 0.19870 per common share, R$ 0.21857 per Class A preferred share and R$ 0.21857 per Class B preferred share, the total gross payment being R$ 60,021,941.58 (sixty million twenty-one thousand nine hundred forty-one Reais and fifty-eight centavos), based on the results for the current business year; income tax to be withheld at source on the payments of these amounts, with the exception of payments to stockholders that are exempt; the gross amount to be set against the value of the obligatory minimum dividend for the business year 2004, *ad referendum* the Ordinary General Meeting of Stockholders of 2005; the interest on equity to be credited to stockholders on 23 December 2004, and paid on 28th February 2005, based on the stockholding position at 17 December 2004; and the shares to trade without this benefit on 20 December 2004.

Having considered and discussed the matter, the Board of Directors approved the proposal by unanimous vote of those present, and authorized the Executive Officers to sign all necessary documents.

There being no further business, the meeting was closed, and these minutes were written, read, approved, and signed by those present.

São Paulo, 17 December 2004.

David Feffer Chairman of the Meeting	Fábio Eduardo de Pieri Spina Secretary of the Meeting

The members of the Board of Directors:

David Feffer	Daniel Feffer
Boris Tabacof	Augusto Esteves de Lima Junior
Cláudio Thomaz Lobo Sonder	Antonio de Souza Corrêa Meyer
Jorge Feffer	Oscar de Paula Bernardes Neto

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
C.N.P.J.M.F. no. 16.404.287/0001-55

Brazilian listed company with authorized capital

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that the Company's Board of Directors, in a meeting held on 17 December 2004, approved the proposal by the Executive Officers for payment of Interest on Equity, which will be posted as a credit to stockholders on 23 December 2004, and paid on 28 February 2005, in the amounts stated below, which are subject, under the current legislation, to withholding of income tax, at the rate of 15%.

1 – Interest on equity

1.1. The total of this payment, gross, is R$ 60,021,941.58 (sixty million, twenty-one thousand, nine hundred and forty-one Reais and fifty-eight centavos), as follows:

R$ 0.19870 per common share;
R$ 0.21857 per Class A preferred share;
R$ 0.21857 per Class B preferred share.

1.2. For the purposes of the Corporate Law, these amounts are deemed part of the obligatory minimum dividend to be paid by the company for the current business year.

1.3. As required by legislation, entities that are exempt from the legislation should send documentary proof of such exemption to the following address by 28 December 2004:

Suzano Bahia Sul Papel e Celulose S.A.
Investor Relations Department
Av. Brigadeiro Faria Lima, 1355, 7th floor, 01452-919 São Paulo, São Paulo, Brazil.
Telephone: (11) 3037.9061 – E-mail: ronizuca@suzano.com.br

This interest on equity is payable to investors who held the stock at the close of 17 December 2004. The shares started traded without this benefit on 20 December 2004.

2 – INSTRUCTIONS RELATING TO CREDIT OF INTEREST ON EQUITY

2.1. Nominal shares: The credits specified above will be available to stockholders in their current bank accounts and bank domiciles as supplied to Banco Itaú S.A.

2.2. Stockholders who do not have their details up to date in the stockholder registry: Those stockholders whose entries in the stockholder registry do not include their tax number (CPF – for individuals, or CNPJ – for legal entities) and indication of a bank, branch and current account, shall have their payment of interest on equity credited on the third business day after they have regularized their registry with Banco Itaú S.A.

2.3. Also on 28 February 2005, the Company will make available the amounts relative to stockholders whose shares are in custody with stock exchanges. The exchanges will be responsible for passing these payments to brokers, for the brokers to credit the holders of the shares.

2.4. Service locations: Branches of Banco Itaú S.A. specialized in stockholder services, during banking hours.

São Paulo, 17 December 2004.

Bernardo Szpigel
Investor Relations Director

82-3550

SUZANO
PAPEL E CELULOSE

Suzano is "top 10" in Good Corporate Citizenship
– *Exame* magazine survey

São Paulo, 16 December 2004. – Suzano Bahia Sul Papel e Celulose S.A. (Bovespa: SUZB5), one of Latin America's largest integrated producers of pulp and paper, was placed in the "**10 best**" category in the 2004 ***Good Corporate Citizenship Guide*** survey by Brazil's *Exame* magazine.

The Guide aims to highlight and publicize corporations that are best at including the concept of social responsibility and business ethics in their relationship with their different publics – clients, suppliers, communities, NGOs, government, employees, stockholders and society in general.

"**Suzano Papel e Celulose** has always concerned itself with people, and with the environment. Hence we are very proud to be included in this select group of companies by the *Exame Good Corporate Citizenship Guide*, since it means recognition of our serious work in this direction, involving thousands of the people who work with us, all helping to build a Brazil that is better, fairer and more dignified for all," says Daniel Feffer, Corporate Vice-President of Suzano Holding and Vice-Chairman of Suzano's Board of Directors.

Suzano was elected a model company for corporate citizenship thanks to its actions in its three-part ustainability strategy: economic, environmental and social.

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Contacts:

1) Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) Press office: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

82-2550

SUZANO
PAPEL E CELULOSE

Suzano and VCP acquire control of Ripasa

São Paulo, 10 November 2004: - Suzano Bahia Sul Papel e Celulose S.A. ("**Suzano**" or "the Company") – (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, announced today that it has signed an agreement for the acquisition, by Suzano and Votorantim Celulose Papel SA ("VCP"), of all the common and preferred stock held directly and indirectly by the controlling stockholders of Ripasa SA Celulose e Papel ("Ripasa").

The shares will be acquired as follows:

I. 111,417,366 common shares and 35,988,899 preferred shares of Ripasa will be acquired and paid by March 31, 2005, representing 66.67% of the voting stock and 39.77% of the total stock, and
II. 55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock, will be the subject of purchase options to be exercised within up to 6 years.

The total price agreed for the transaction described in item I above is the equivalent in Reais to US$ 480 million. The total price agreed for the transaction described in item II above is the equivalent to US$ 240 million in Reais. As agreed by the parties, the total price to be paid in this transaction will include the economic value of the common shares plus a premium for control. The price to be paid for the preferred shares will be calculated by their economic value, which will be determined by a third party.

The acquisition will give Suzano and VCP equal direct or indirect holdings in the capital of Ripasa. The transaction will be submitted to the applicable authorities, including the Brazilian antitrust authorities, in the periods required. Suzano and VCP hereby announce that they will continue to operate as competitors in the markets in which they operate, preserving the independence of their operations.

To achieve the objectives described above and subject to satisfactory conclusion of preliminary studies, a company restructuring may be implemented as soon as possible, in order to enable the minority stockholders of Ripasa to acquire shares of Suzano and VCP, respectively, based on the economic value of their Ripasa shares. At the conclusion of this process, in order to increase possible significant synergy gains for all the stockholders, VCP and Suzano will (i) delist Ripasa, (ii) transform Ripasa in a production unit and (iii) sell their respective shares of products independently.

Through this transaction Suzano and VCP reaffirm their long-term commitment to the paper and pulp industry, which generates significant funds for Brazil and which is strategically important for the country. With this important step, Suzano and VCP strengthen their positions to compete better in the market for pulp and paper worldwide.

Suzano's CEO Murilo Passos, highlighted: "With the acquisition of Ripasa, our growth strategy is even more solid, strengthening our investment capability in our pulp expansion projects and our position in the Brazilian market. This transaction is an important step for the consolidation of the pulp and paper industry, creating value for all our shareholders."

The two companies will give further details on this project in this **conference call:**

Conference call access:
Slide / audio webcast via : www.suzano.com.br
In Portuguese, with simultaneous translation to / from English:

November 11, 2004 – 14:00 hrs (Brasília Time) ou 11:00 hrs (NY Time)
Access in Brazil: 5511 4613-0501
Access outside Brazil: 1 (412) 858-4600
Password: 3878

About RIPASA

Ripasa S.A Celulose e Papel, listed on the São Paulo stock exchange (Bovespa) under the Level I Corporate Governance standards, produces pulp, printing and writing papers, specialty papers, paperboard and cardboards. In 2003 its net revenue was R$ 1.2 billion, and its consolidated unit sales volume was 522 thousand tons. In the first nine months of 2004 its net revenue was R$ 1.0 billion and its unit sales were 459 thousand tons. Ripasa has four plants in the State of São Paulo, and 86.4 thousand he of forests, and 2,822 employees.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, the final decision on starting construction for the expansion, the aimed funding structure of the project, the capex timetable, the final capacity of the project, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) **Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) **Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

82-3550

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. met at 10 a.m. on 3 November 2004, in the company's office at Av. Brigadeiro Faria Lima, 1355, 8th floor, São Paulo, São Paulo state, the undersigned members being present. Mr. David Feffer assumed the chairmanship of the meeting and invited me, Fabio Eduardo de Pieri Spina, to be secretary. He then explained that the purpose of the meeting was to elect one (1) director of the company. After debating the matter the Board, by unanimous vote of those present, elected Mr. **Ernesto Peres Pousada Junior**, Brazilian, mechanical engineer, married, holder of identity card RG number 13.196.844-SP, registered in the Brazilian Registry of Individual Taxpayers (CPF) under number 125547758-00, domiciled and resident at Rua Edson, 621 - Apt. 81, Campo Belo, São Paulo, São Paulo state, as an Executive Officer, with term of office to expire at the meeting of the Board of Directors to be held immediately after the Annual General Meeting of 2005, to be Director Responsible for the Expansion Project at the Mucuri industrial unit. It was recorded that he is not disqualified for the exercise of this post by any of the impediments specified by law. There being no further business, the meeting was closed and these minutes prepared, read, agreed and signed by those present. São Paulo, 3 November 2004. David Feffer, Chairman of the Meeting; Fabio Eduardo de Pieri Spina, Secretary. Members of the Board of Directors: David Feffer; Daniel Feffer; Boris Tabacof; Augusto Esteves de Lima Junior; Claudio Thomaz Lobo Sonder; Antonio de Souza Corrêa Meyer; Jorge Feffer and Oscar de Paula Bernardes Neto.

This is a true copy of the original, written into the book kept for the purpose by the company.

Fábio Eduardo de Pieri Spina

Secretary

SUZANO
PAPEL E CELULOSE

Board approves next phase of the 1.0 million tons/year pulp expansion project

Start-up in the third quarter 2007

São Paulo, 25 October 2004:– Today **Suzano Bahia Sul** Papel e Celulose S.A. ("**Suzano**") (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, announced that its Board has approved the feasibility and basic engineering studies for its project to expand pulp production at its unit at Mucuri (in the Brazilian state of Bahia) by 1.0 million tons/year. The Board authorized the Executive Officers to begin commercial negotiations with suppliers and for structuring of financing, comprising BNDES (Brazilian Development Bank), where the project has already been pre-qualified. After receiving and analyzing commercial proposals from suppliers, the Board will make its final decision on the project implementation.

Project highlights:

- **Additional capacity of 1.0 million tons/year – including preparation for an increase of the expansion to 1.1 million ton/year without additional capex, and subsequently to 1.25 million tons/year with only marginal investment.**
- **Total estimated capex: US$1.28 billion.**
- **Start-up in the third quarter 2007.**

Suzano's CEO Murilo Passos commented: "This new and highly important step in the company's growth will transform it into a global player in market pulp – we will be among the world's 10 largest producers and among those with the lowest production cost in the world. Our production scale will be compatible with the market's needs. This project has already been pre-qualified at BNDES, and we expect to have the support of other financing sources, bringing us appropriate funding for projects of this magnitude. We are confident that the project has one of the highest returns worldwide, and that it will place Suzano among the most competitive companies in the global pulp industry."

This project will be addressed during the 3rd quarter 2004 earnings conference call:

Suzano's Conference Call: Slide / audio webcast via >> www.suzano.com.br	
In Portuguese:	**In English:**
25 October – 10 am (Brasília time)	25 October – 11 am (New York time)
Access: 5511 2101 0099	Access: 1 973 582 2757
Replay: 5511 2101 1490	Replay: 1 973 341 3080 PIN 5289655

Main Project Characteristics

- **Capacity**

Suzano considered various alternatives in terms of capacity before deciding in favor of the proposal for 1.0 million tons / year – which includes the basis for a further expansion to 1.1 million tons/year without additional capital expenditure, and potential for expansion to 1.25 million tons/year, with marginal additional capex.

- **Timetable and capital expenditure**

Estimated capital expenditure is US$1.28 billion, on the following timetable:

US$ million	2004-2005	2006	2007	2008-2011	Total
Capex	15%	60%	22%	3%	100%

Planned production levels: 200 thousand tons in 2007; 900 thousand tons in 2008; 1.0 million tons in 2009.

Final approval of the evaluation of commercial proposals and negotiation of financing contracts is timetabled for the first half of 2005, and construction is timetabled to begin in the second half of 2005.

- **Sources of funding**

The project will be funded as follows: between 40% and 50% from the company's own funds, and between 50% and 60% from project financing lines with amortization schedules and rates appropriate for projects of this magnitude. The main source of financing will be BNDES, where the project has already been pre-qualified. We will also have the support of other financing agents.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, the final decision on starting construction for the expansion, the aimed funding structure of the project, the capex timetable, the final capacity of the project, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) **Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) **Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

82-3550

www.suzano.com.br
ri@suzano.com.br

SUZANO
PAPEL E CELULOSE

Consolidated results for third quarter 2004

Ebitda up to R$ 308 million this Quarter

Accumulated net income of R$ 467 million in 9M04.

São Paulo, 21 October 2004: Suzano Bahia Sul Papel e Celulose S.A. ("Suzano", or "the Company") (Bovespa: SUZB5), one of Latin America's largest integrated pulp and paper producers, today announced consolidated results for the third quarter 2004 (3Q04). This release gives the consolidated operational and financial information in Reais, according to the Brazilian Corporate Law accounting method.

Highlights:

- **Ebitda margin up to 41.5% in the quarter, despite lower pulp prices and strong Real**
- **Net debt/ ebitda (9 months annualized) reduced to 1.57x on Set 30. 2004**
- **Economic recovery in Brazil leads Brazilian paper sales back to 64% of total paper sales volume**
- **Suzano shares (SUZB5) enters the IBrX-50 index as of September 2004.**

In R$ Million

Financial Highlights	2Q04	3Q04	3Q03	9M04	9M03
Net Sales	673.8	741.2	593.1	2,071.6	1,826.7
Net Income	88.2	262.6	80.4	466.7	487.6
Ebitda*	254.1	307.7	246.0	814.6	771.6
Net Income per share**	0.4063	0.9248	0.2830	1.6437	1.7173
Ebitda Margin	37.7%	41.5%	41.5%	39.3%	42.2%
Net debt / Annualized Ebitda	1.78	1.38	1.75	1.57	1.67

*Ebitda = Operating profit plus net financial expenses and net monetary & exchange variation minus depreciation and amortization

**Pro forma consolidated, considering in the previous quarters, the shareholders base after the downstream merger, excluding treasury stock.

To Access our Earnings Conference Call: slide / audio webcast at www.suzano.com.br	
In Portuguese:	**In English:**
25 October – 10:00 am (Brasília Time)	25 October – 11:00 am (E.Time)
Dial in: 5511 2101 0099	Dial in: 1 973 582 2757
Replay: 5511 2101 1490	Replay: 1 973 341 3080 PIN 5289655

Introduction

Our third quarter result reflects a favorable operational environment, with our production level growing as a result of the investment made in the first phase of modernization of the unit at Suzano, and of good operating performance of our paper mills during the learning curves, as planned. We have successfully overcome all necessary adjustments we made in the second quarter. In the first nine months of 2004, we registered a growth of 7.1% in production, in comparison with the same period in 2003, reaching 953.3 thousand tons of marketable products.

From the commercial point of view, we have been living with falling pulp prices and a strengthened Real. Our volumes of pulp exports followed the pace of growth in production. We obtained better paper export prices during the quarter. The domestic Brazilian market has consolidated the growth observed since January, enabling it once again to absorb 64% of our total paper sales volume. Our strategy envisages this level as ideal. These factors contributed to the margin recovery we achieved in the quarter.

We completed the merger of Suzano into Bahia Sul, and today operate with a greater operational and financial focus, within a single vehicle in the capital markets. Uniting the liquidity of the shares of the two companies enabled our shares (SUZB5) to become part of the IBrX-50 index – an important milestone in our capital market strategy.

We made a 10-year debenture issue in the local market, as part of our strategy of lengthening debt profile and reducing rollover risk, preparing our capital structure for the period of expansion and higher leverage which will happen in the coming years.

The administrative expenses, that were reduced in the previous quarters, were increased this quarter, mainly due to non-recurring items. We will continue to work to reduce this line in the following quarters.

On 30 September we joined the CCX – the Chicago Climate Exchange, and we are qualified to sell five million tons of carbon arising from 39,000 hectares of planted forests in the Brazilian states of Espírito Santo and Bahia.

Foreign Exchange Context

R$/US$	3Q04	2Q04	3Q03	9M04	9M03
Opening Rate	3.1075	2.9086	2.8720	2.8892	3.5333
Closing Rate	2.8586	3.1075	2.9234	2.8586	2.9234
Average	2.9773	3.0423	2.9324	2.9730	3.1366

Source: Bacen

We reported Ebitda of R$ 308 million (US$103 million – calculated using the average FX rate), with a 41.5% margin on net sales, a result that we consider to be good, in the face of increased expenses, the foreign exchange rate context with a strong Real, and falling pulp prices.

The world market for pulp and paper

After the cyclical high in international prices of eucalyptus pulp (CIF Northern Europe) in the early months of the year, prices fell by US$60/ton, to US$490/ton, from June to September. This fall can be attributed to: (i) reduction of industrial activity in China as a result of the restrictions on credit and energy (as that country used up inventories accumulated in the first quarter of 2004); (ii) lower European demand due to the summer, and maintenance stoppages; and (iii) increase in inventories worldwide.

World pulp producer inventories – according to PPPC (the Pulp and Paper Products Council) – totaled 3,988 thousand tons on 31 August 2004 (the most recent figure available), corresponding to 41 days of supply, with a shipment-to-capacity rate of 91%, and production-to-capacity stable at 97%. Hardwood pulp inventories rose to 1,788 thousand tons, equivalent to 44 days of supply, with shipment-to-capacity rate of 91% and production-to-capacity 97%.

The average spread in the international market between uncoated woodfree printing and writing paper (CIF Northern Europe, reels) and eucalyptus pulp in 3Q04 was US$297 per ton, above the historical average of US$250 per ton.

The Brazilian paper market

During 3Q04 there was strong growth in the domestic paper market, led by the recovery of the domestic economy and by the usual seasonal pattern, evidenced by 9.6% growth from 2Q04 in our volume of paper sold. Our sales volume in the first nine months of 2004 was 14.8% higher than in the first nine months of 2003 (9M03).

Production

Our total production in 3Q04 was 341.0 thousand tons: 206.6 thousand tons of paper and 134.4 thousand tons of market pulp. In comparison with 2Q04, this is a 15.5% increase in total production; a 16.2% increase in production of paper; and a 14.4% increase in output of market pulp. Two contributing factors were good equipment performance across the learning curve, and the absence of maintenance stoppages in the quarter (these took place in 2Q04).

In the first nine months of 2004 we produced 953.3 thousand tons of market products, 7.1% more than the 889.9 thousand tons produced in the same period of 2003. This level of production reflects our expectations in terms of output of the equipment, taking into account the "learning curve" of the expansion and modernization projects at the Suzano units: the Q (pulp) project and the P (B8 paper mill) project.

Net sales

Our 3Q04 net sales of R$ 741.2 million was 10% higher than in 2Q04, mainly due to the 10.3% increase in total volume sold. Average prices were stable, as our average domestic market price, about 4.0% higher, compensated for the reduction of 4.5% in our average export price and the average 2.2% appreciation of the Real in the period. Net sales was 25.0% higher than in the third quarter of 2003, as volume sold was 15.6% higher, and average price 8.1% higher in Reais.

Net sales in the first nine months of 2004 was R$ 2,071.6 million, 13.4% higher than in 9M03, on volume sold 16.3% higher, at 966.7 thousand tons, partially offset by average prices in Reais 2.5% lower. The higher volume reflects the new production levels after completion of the first phase of the modernization of the units at Suzano.

Net sales from pulp

Our net sales from pulp in the quarter was R$ 184.9 million, 9.8% more than in the previous quarter (2Q04), and 24.9% of our total net sales in the quarter. Pulp volume sold was 40.0% of total volume. These figures compare with 25.0% (net sales), and 37.1% (volume), in 2Q04.


Pulp Sales Volume
Thousand tons
150
100
50
-
114
136
109
93
114
96
21
22
13
2Q04
3Q04
3Q03
Domestic market
Export market


Pulp Net Sales
Net sales - R$ million
200
150
100
50
-
168
185
145
141
156
127
27
29
18
2Q04
3Q04
3Q03
Domestic market
Export market

This growth in net sales reflects 3Q04 total volume sold, at 135.6 thousand tons, 19.0% higher than in 2Q04. Average prices in Reais were 7.7% lower, reflecting the reduction of export prices in dollar terms, and also the appreciation of the Real. The average pulp export price (calculated using the average exchange rate) in 3Q04 was US$459/ton, compared to US$501/ton in 2Q04.

In the first nine months of 2004 net sales from pulp was R$ 526.8 million, 25.4% more than in 9M03, on volumes of 379.9 thousand tons (31.5% more than in 9M03). Prices in Reais were depressed by the 5.5% average appreciation of the Real against the dollar.

Net sales from paper

In this quarter net sales from paper was R$ 556.3 million, 10.1% more than in the previous quarter (2Q04). It was 75.1% of our total net sales, and paper sales volume was 60.0% of our total volume sold – in 2Q04 these percentages were, respectively, 75.0%, and 62.9%. In 3Q04, 64.2% of paper volume sold went to the domestic market, compared with 61.6% in the previous quarter. The increase reflects the recovery of the Brazilian economy and the seasonal pattern of our industry.


Paper sales volume
Thousand tons
250
200
150
100
50
-
193
203
184
74
73
84
119
130
99
2Q04
3Q04
3Q03
Domestic market
Export market


Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
505
556
448
176
183
179
330
373
269
2Q04
3Q04
3Q03
Domestic market
Export market

Our average selling price of paper in 3Q04 was 4.6% higher than in 2Q04, reflecting an average increase in our export prices of 6.1% in Reais – even taking into account the appreciation of the Real against the dollar – and a price increase of 3.3% in the domestic market. Compared to 3Q03, our net sales from paper was 24.1% higher, reflecting average price 12.3% higher (in Reais), and volume sold 10.6% higher.

Our paper net sales was 9.8% higher in the first nine months of 2004 than in 9M03, reflecting volume sold 8.1% higher, and average prices in Reais 1.6% higher.

Cost of goods sold

The average unit cost of products sold in 3Q04 was R$ 1,164.0, 8.8% lower than in 2Q04, returning approximately to the level of 1Q04. This reflects: (i) a lower proportion of paper in the volume mix of export sales, resulting in lower logistics costs; (ii) the effect of the appreciation of the Real on production and logistics costs linked to the dollar; and (iii) a return to the optimized levels of performance from the equipment after the modernization.

The cash production cost of pulp at Mucuri in 3Q04 was US$159 / ton, compared with US$154 / ton in 2Q04, mainly reflecting the appreciation of the Real in the period.

Gross profit

In 3Q04 we posted gross profit of R$ 347.1 million, 23.0% more than in 2Q04. Gross margin was 46.8% in 3Q04, and 41.9% in 2Q04. This increase in gross margin primarily reflected the effects mentioned above in production costs and sale prices.

Compared with 3Q03, our 3Q04 gross profit was 36.6% higher, and our gross margin 3.9 percentage points higher – reflecting prices 8.1% higher in Reais in 3Q04, and average unit costs at broadly unchanged levels.

Selling expenses

Our 3Q04 selling expenses were R$ 36.6 million, 11.7% higher than in 2Q04 (R$ 32.8 million), but stable as a percentage of net sales, at 4.9% in both periods. Provisions for doubtful accounts were R$ 1.6 million higher in 3Q04, and spending also increased as a result of higher volume sold.

Compared to 3Q03, selling expenses were 4.8% higher, mainly reflecting volume sold 15.6% higher.

General & Administrative (G&A) expenses

Our G&A expenses of R$ 58.4 million in 3Q04 were about 25.7% – or R$11.7 million – higher than in 2Q04, mainly due to: (i) a non-recurring tax provision (ICMS tax) of R$ 5.3 million; (ii) non-recurring expenses of R$ 2.8 million due to the merger; and (iii) an increase of R$ 1.8 million in personnel expenses.

Ebitda

Our 3Q04 Ebitda was R$ 307.7 million, 21.1% higher in Reais than in 2Q04 and 23.7% in US dollar terms. Ebitda margin on net sales increased by 3.8 percentage points, from 37.7% in 2Q04, to 41.5%. Ebitda in US dollars was US$103.3 million (calculated using the average exchange rates) in comparison to US$ 83.9 million in 2Q04.



R$ million
350
300
250
200
150
100
50
-
38%
42%
42%
254
308
246
2Q04
3Q04
3Q03
EBITDA
EBITDA margin

In the first nine months of 2004 our Ebitda margin (on net sales) was 2.9 percentage points lower than in the same period in 2003, mainly reflecting the reduction in gross margin, affected by the stronger Real. Our 9M04 Ebitda was R$ 814.7 million (US$274.1 million), as compared with R$ 771.6 million (US$ 246.9 million – a 11.4% growth in US dollar terms).

Net financial Results

In 3Q04 we posted net financial income of R$ 85.3 million – which compares with net financial expenses of R$ 139.2 million in 2Q04. The increase mainly reflects the appreciation of the Real and the resulting impact on our dollar-denominated assets and liabilities. The part corresponding to interest in 3Q04 – i.e. not including the effect of monetary adjustment and FX variation – was a net *expense* of R$ 43.4 million, which compares with an expense of R$ 10.6 million in 2Q04. The increase is mainly the result of: (i) a R$ 22.3 million effect on hedges on cash investments, from the appreciation of the Real – this has a counterpart gain in the FX-variation liability; and (ii) non-recurring expenses of R$ 6.7 million with the placement of the 10-year debenture issue in July 2004.

Income and Social Contribution Taxes

Our expense on Income and Social Contribution taxes in 3Q04 was R$ 87.4 million, compared to R$ 9.3 million in 2Q04 – mainly reflecting higher taxable income.

Net income

Our 3Q04 net income was R$ 262.6 million, which compares with R$ 88.2 million in 2Q04. The main elements in this increase are the growth in Ebitda and the impact of FX variation on our exposure to foreign currency.

Cash and indebtedness

Net debt at 30 September 2004 was R$ 1,702.4 million, or US$595.6 million, compared to R$ 1,811.3 million, or US$582.9 million, on 30 June 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.57, compared to 1.79 at the end of June 2004. In July 2004 we issued R$ 500 million in 10-year debentures in the local market, significantly contributing to the lengthening of the company's debt profile.

Capital expenditures

Our capex in 3Q04 totaled R$ 168.3 million: R$ 40.0 million in the São Paulo units and R$ 105.6 million in the Mucuri unit. A further R$ 11.5 million was invested in the Capim Branco hydroelectric project. In the first nine months of 2004, we registered a total capex of R$ 509.2 million, which R$ 169.8 million in the São Paulo units, R$ 251.8 million in the Mucuri unit and R$ 27.4 million in the Capim Branco hydroelectric project.

Of the total of 3Q04 Capex, (i) R$ 13.7 million was invested in the modernization project at Suzano, made up of R$ 5.6 million in the Q project and R$ 8.1 million in the P project to reform the B8 mill; (ii) R$ 24.8 million was invested in the Mucuri optimization project; and (iii) R$ 13.0 million was invested in forestry for the expansion project. The remainder went into current investment in the industrial area and forestry.

Suzano Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 thousand tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general. Investors are cautioned not to rely on these forward-looking statements in making decisions.

Contacts:

1) **Investor Relations: ri@suzano.com.br / phone: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) **Press: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

- - - Six pages with tables follow - - -

The information regarding sales volumes, prices in Reais and US Dollars and the Ebitda calculation have not been reviewed by our independent auditors.

Production **(thousand tons)**

	3Q04	3Q03	9M04	9M03
Pulp	134,4	106,4	380,2	307,4
Coated P&W	22,7	22,0	63,6	63,1
Paperboard	48,1	52,4	136,6	148,8
Uncoated P&W	135,8	125,8	372,9	370,6
Total	**341,1**	**306,5**	**953,4**	**889,9**

Net sales **(thousand tons)**

	3Q04		3Q03		9M04		9M03	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**402.707**	**152,1**	**287.170**	**112,8**	**1.078.478**	**416,7**	**921.011**	**348,3**
Pulp	29.430	21,8	17.931	13,4	76.200	59,6	55.795	37,3
Coated	64.250	20,0	55.590	17,9	173.847	55,5	165.878	52,0
Paperboard	102.579	34,7	70.686	25,2	270.771	94,1	222.909	80,4
P&W	206.448	75,5	142.963	56,3	557.660	207,5	476.429	178,5
Export Market	**338.512**	**186,5**	**305.902**	**180,2**	**993.133**	**550,0**	**905.652**	**483,2**
Pulp	155.503	113,7	127.020	96,0	450.566	320,2	364.340	251,5
Coated	7.418	2,8	7.549	2,7	22.250	9,1	13.192	5,0
Paperboard	31.677	13,9	47.703	28,8	99.237	48,3	124.877	67,3
P&W	143.914	56,1	123.630	52,7	421.080	172,3	403.243	159,4
Total	**741.219**	**338,6**	**593.072**	**292,9**	**2.071.611**	**966,7**	**1.826.663**	**831,4**
Pulp	184.933	135,6	144.951	109,4	526.766	379,9	420.135	288,8
Coated	71.668	22,9	63.139	20,6	196.097	64,6	179.070	57,0
Paperboard	134.256	48,6	118.389	54,0	370.008	142,5	347.786	147,8
P&W	350.362	131,6	266.593	109,0	978.740	379,8	879.672	337,9

Balance Sheet (thousand reais)

ASSETS	Sep 30, 2004	Dec 31, 2003	LIABILITIES	Sep 30, 2004	Dec 31, 2003
CURRENT ASSETS			**CURRENT LIABILITIES**		
CASH AND CASH EQUIVALENT	1,336,016	1,332,451	TRADE ACCOUNTS PAYABLE	154,654	152,479
TRADE ACCOUNTS RECEIVABLE	568,852	412,148	LOANS AND FINANCING	1,031,300	1,444,468
INVENTORIES	394,565	383,841	DEBENTURES	21,234	-
RECOVERABLE TAXES	40,818	45,147	ACCRUED SALARIES AND PAYROLL TAXES	58,015	46,459
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	113,911	62,137	TAXES PAYABLE OTHER THAN ON INCOME	20,763	8,978
OTHER ACCOUNTS RECEIVABLE	32,911	34,964	INCOME AND SOCIAL CONTRIBUTION TAXES	13,748	5,975
			DIVIDENDS PAYABLE	1,005	120,503
	2,487,073	**2,270,688**	OTHER ACOUNTS PAYABLE	71,107	84,115
			RELATED PARTIES	-	1,613
				1,371,826	**1,864,590**
NON CURRENT ASSETS			**NON CURRENT LIABILITIES**		
RECOVERABLE TAXES	25,614	26,345	LOANS AND FINANCING	1,505,654	1,533,347
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	152,385	187,899	DEBENTURES	480,272	-
OTHER ACCOUNTS RECEIVABLE	118,803	84,10	ACCOUNTS PAYABLE	32,871	32,842
			DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	12,276	27,713
	296,802	**298,344**	PROVISION FOR CONTINGENCIES	125,298	105,501
				2,156,371	**1,699,403**
			MINORITY INTERESTS	**-**	**115,606**
PERMANENT ASSETS			**SHAREHOLDER´S EQUITY**		
INVESTMENTS	27,272	23,622	SHARE CAPITAL	1,477,963	1,287,737
PROPERTY, PLANT AND EQUIPMENT	3,413,624	3,060,498	CAPITAL RESERVES	175,644	26,741
DEFERRED CHARGES	3,173	345,340	REVALUATION RESERVES	-	34,281
			PREMIUM RESERVES	96,554	-
	3,444,069	**3,429,460**	PROFIT RESERVES	536,170	970,134
			TREASURY SHARES	(15,080)	-
			ACCUMULATED PROFIT	428,496	-
				2,699,747	**2,318,893**
TOTAL ASSETS	**6,227,944**	**5,998,492**	**TOTAL LIABILITIES**	**6,227,944**	**5,998,492**

Income statement (thousand reais)

	3Q04	AV%	2Q04	AV%	3Q03	AV%	3Q04x3Q03	3Q04x2Q04
NET SALES	**741,219**	**100,0%**	**673,835**	**100,0%**	**593,072**	**100,0%**	**25,0%**	**10,0%**
COST OF SALES	(394,111)	-53,2%	(391,585)	-58,1%	(338,876)	-57,1%	16,3%	0,6%
GROSS PROFIT	**347,108**	**46,8%**	**282,250**	**41,9%**	**254,196**	**42,9%**	**36,6%**	**23,0%**
SELLING EXPENSES	(36,644)	-4,9%	(32,810)	-4,9%	(34,973)	-5,9%	4,8%	11,7%
GENERAL AND ADMINISTRATIVE EXPENSES	(58,429)	-7,9%	(46,744)	-6,9%	(38,072)	-6,4%	53,5%	25,0%
FINANCIAL EXPENSES	(70,307)	-9,5%	(56,139)	-8,3%	(60,635)	-10,2%	16,0%	25,2%
FINANCIAL INCOME	26,880	3,6%	45,561	6,8%	19,518	3,3%	37,7%	-41,0%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(40)	0,0%	(72)	0,0%	(156)	0,0%	-74,4%	-44,4%
AMORTIZATION OF GOODWILL	0	0,0%	10,422	1,5%	(10,422)	-1,8%	-100,0%	-100,0%
OTHER OPERATING INCOME	5,155	0,7%	2,387	0,4%	18,784	3,2%	-72,6%	116,0%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**213,723**	**28,8%**	**204,855**	**30,4%**	**148,240**	**25,0%**	**44,2%**	**4,3%**
NET MONETARY AND EXCHANGE RATE VARIATION ON AS	128,655	17,4%	(128,590)	-19,1%	(34,325)	-5,8%	-474,8%	-200,1%
	(64,556)	-8,7%	55,153	8,2%	20,744	3,5%	-411,2%	-217,0%
OPERATING PROFIT	**342,378**	**46,2%**	**76,265**	**11,3%**	**113,915**	**19,2%**	**200,6%**	**348,9%**
NONOPERATING INCOME	7,568	1,0%	16,150	2,4%	7,609	1,3%	-0,5%	-53,1%
NET INCOME BEFORE INCOME AND SOCIAL CONTR	**349,946**	**47,2%**	**92,415**	**13,7%**	**121,524**	**20,5%**	**188,0%**	**278,7%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(87,366)	-11,8%	(9,305)	-1,4%	(37,261)	-6,3%	134,5%	838,9%
NET INCOME BEFORE MINORITY INTEREST	**262,580**	**35,4%**	**83,110**	**12,3%**	**84,263**	**14,2%**	**211,6%**	**215,9%**
MINORITY INTEREST	0	0,0%	5,059	0,8%	(3,912)	-0,7%	-100,0%	-100,0%
NET INCOME FOR THE PERIOD	**262,580**	**35,4%**	**88,169**	**13,1%**	**80,351**	**13,5%**	**226,8%**	**197,8%**

	3Q04	2Q04	3Q03
DEPRECIATION / DEPLETION / AMORTIZATION	50.492	49.050	46.030
EBIT	257.190	205.083	199.935
EBITDA	307.682	254.133	245.965
GROSS PROFIT / NET SALES	46,8%	41,9%	42,9%
EBITDA / NET SALES	41,5%	37,7%	41,5%
NET DEBT / EBITDA (anualized)	1,38	1,78	1,75

	9M04	AV%	9M03	AV%	9M04X9M03
NET SALES	**2071,611**	**100,0%**	**1826,663**	**100,0%**	**13,4%**
COST OF SALES	(1163,461)	-56,2%	(957,677)	-52,4%	21,5%
GROSS PROFIT	**908,150**	**43,8%**	**868,986**	**47,6%**	**4,5%**
SELLING EXPENSES	(101,244)	-4,9%	(100,163)	-5,5%	1,1%
GENERAL AND ADMINISTRATIVE EXPENSES	(151,470)	-7,3%	(154,350)	-8,4%	-1,9%
FINANCIAL EXPENSES	(178,247)	-8,6%	(277,466)	-15,2%	-35,8%
FINANCIAL INCOME	103,763	5,0%	95,104	5,2%	9,1%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(248)	0,0%	(876)	0,0%	-71,7%
AMORTIZATION OF GOODWILL	0	0,0%	(31,266)	-1,7%	-100,0%
OTHER OPERATING INCOME	13,355	0,6%	24,678	1,4%	-45,9%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE RATE VARIATION	**594,059**	**28,7%**	**424,647**	**23,2%**	**39,9%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSE	(14,093)	-0,7%	309,865	17,0%	-104,5%
	(3,790)	-0,2%	(131,589)	-7,2%	-97,1%
OPERATING PROFIT	**579,966**	**28,0%**	**734,512**	**40,2%**	**-21,0%**
NONOPERATING INCOME	26,612	1,3%	13,558	0,7%	96,3%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBI	**606,578**	**29,3%**	**748,070**	**41,0%**	**-18,9%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(139,914)	-6,8%	(241,378)	-13,2%	-42,0%
NET INCOME BEFORE MINORITY INTEREST	**466,664**	**22,5%**	**506,692**	**27,7%**	**-7,9%**
MINORITY INTEREST	0	0,0%	(19,114)	-1,0%	-100,0%
NET INCOME FOR THE PERIOD	**466,664**	**22,5%**	**487,578**	**26,7%**	**-4,3%**

DEPRECIATION / DEPLETION / AMORTIZATION	145.956	132.466
EBIT	668.791	639.151
EBITDA	814.747	771.617
GROSS PROFIT / NET SALES	43,8%	47,6%
EBITDA / NET SALES	39,3%	42,2%
NET DEBT / EBITDA (anualized)	1,57	1,67

Statements of cash flow (thousand reais)

	3T04	3T03	9M04	9M03
Cash flows from operating activities				
Net income for the year	262,580	80,351	466,664	487,578
Adjustements to reconcile net income to cash generated from operating activities				
Depreciation, depletion and amortization	50,492	46,030	145,956	132,466
Result on sale of property, plant and equipment	(11,784)	(2,789)	(30,991)	(6,746)
Equity interest in subsidiaries and affiliates	40	156	248	876
Amortization of goodwill	0	10,422	0	31,266
Minority interests	0	3,912	0	19,114
Deferred income and social contribution taxes	42,246	24,241	(31,697)	111,315
Interest, exchange and monetary varation of noncurrent assets and liabilities	(177,965)	(66,128)	(14,649)	(352,315)
Increase in provisions	9,833	(4,339)	19,797	28,953
Changes in assets and liabilities				
(Reduction) Increase in accounts receivable and other receivable	(70,677)	4,149	(156,704)	(2,170)
(Reduction) Increase in other current and non-current assets	(22,731)	(56,481)	(38,314)	(88,412)
Increase (reduction) in other current liabilities	93,352	(5,863)	68,894	54,314
Net cash from operating activities	175,386	33,661	429,204	416,239
Cash flows from investing activities				
Acquisition of investments	2,988	(4,545)	(4,130)	(11,884)
Acquisition of property, plant and equipment	(168,259)	(145,996)	(509,181)	(362,507)
Increase of deferred charges	1,353	(112)	(246)	(3,558)
Capital reduction of subsidiary	0	0	0	503,287
Elimination of minority interest		0	(115,606)	0
Loss on disposal of investment	0	(31,157)	0	(83,330)
Income tax incentive	388	0	6,182	0
Receipt from sale of property, plant and equipment	19,897	5,360	63,432	17,478
Net cash used in investing actitivities	(143,633)	(176,450)	(559,549)	59,486
Cash flows from financing activities				
Capital contribution	0	0	1,669	0
Setup of special good will reserve on downstream merger	0	0	108,723	0
Equity increase from elimination of minority interest	0	0	115,606	0
Profit on intercompany fixed assets dispolsal non longer eliminated take over	0	0	53,862	0
Acquisition of its own shares due to the downstream merger	(1,741)	0	(1,741)	0
Dividends paid	(49,617)	0	(169,695)	(70,040)
Loans received	721,261	279,339	1,529,310	928,981
Loans paid to controlling shareholders	0	0	0	(653,309)
Payment of loans	(802,711)	(379,214)	(1,503,824)	(1,016,649)
Net cash from financing activities	(132,808)	(99,875)	133,910	(811,017)
Effects of exchange rate variation on cash and cash equivalents	0	6,587	0	4,256
Increase (decrease) in cash and cash equivalents				
Beginning of year	1,437,071	1,247,102	1,332,451	1,342,061
End of year	1,336,016	1,011,025	1,336,016	1,011,025
Increase (decrease) in cash and cash equivalents	(101,055)	(236,077)	3,565	(331,036)

Loans and financing **(thousand reais)**

	Index	Interest	Sep/2004	Jun/2004
For acquisition of equipament				
BNDES - Finem	TJLP (1) (3)	10,02%	465,166	445,410
BNDES - Finem	Cesta de moedas (1) (3)	10,59%	106,937	100,639
BNDES - Finame	TJLP (1) (3)	9,41%	36,015	36,695
BNDES - Automático	TJLP (1) (3)	9,13%	5,228	5,335
BNDES - Crédito Rural	-	8,75%	1,50	-
Working capital				
Exporting financing	US$	4,49%	1,788,562	2,144,565
Syndicated loan	US$ (2)	3,81%	-	237,255
Eurobond	US$	10,625%	-	-
FMO	US$	8,69%	33,456	213,309
Importation financing	US$	2,40%	88,712	52,353
Others	US$	5,50%	11,378	12,850
			2,536,954	3,248,411
Current liabilities			1,031,300	1,549,193
Noncurrent liabilities			1,505,654	1,699,218
The long-therm portion of loans and financing mature as follows:				
October to december 2005			138,392	341,585
2006			563,688	580,418
2007			305,516	297,624
2008			202,531	193,976
2009			147,198	143,781
2010 forward			148,329	141,834
			1,505,654	1,699,218

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. The Eurobonds will be held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.
(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

82-3550

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Bahia Sul Papel e Celulose S.A.

September 30, 2004

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

September 30, 2004

Contents

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Bahia Sul Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries for the quarter and nine-month period ended September 30, 2004, including the balance sheets, statements of income, report on the Company's performance and other Company's relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the nine-month period ended September 30, 2004, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements for the nine-month period ended September 30, 2004 were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the nine-month period ended September 30, 2004, taken as a whole.

5. The Quarterly Financial Information for the quarter and nine-month period ended September 30, 2003, also presented for comparative purposes, was reviewed by other independent auditors who issued an unqualified special review report dual dated on October 20, 2003 and on November 18, 2003. Similarly, the supplementary information for the nine-month period, also presented for comparison purposes, was reviewed by other independent auditors, who also issued an unqualified special review report on the same dates.

Salvador, October 20, 2004

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Partner
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
September 30 and June 30, 2004
(In thousands of reais)

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets				
Current assets:				
Cash and marketable securities	**862,755**	999,361	**1,336,016**	1,437,071
Trade accounts receivable	**831,824**	804,522	**568,852**	498,175
Inventories	**326,278**	317,134	**394,565**	372,814
Other accounts receivable	**20,790**	17,513	**21,706**	19,140
Recoverable taxes	**40,817**	53,673	**40,818**	53,672
Deferred income and social contribution taxes	**94,969**	98,987	**113,911**	111,890
Prepaid expenses	**10,831**	9,881	**11,205**	10,215
	2,188,264	2,301,071	**2,487,073**	2,502,977
Noncurrent assets:				
Due from related parties	**42,605**	39,926	-	-
Recoverable taxes	**25,609**	27,818	**25,614**	27,826
Deferred income and social contribution taxes	**152,385**	187,791	**152,385**	195,697
Judicial deposits	**27,590**	27,267	**27,590**	27,267
Advances to suppliers	**71,591**	62,695	**71,591**	69,118
Other accounts receivable	**16,270**	13,152	**19,622**	9,928
	336,050	358,649	**296,802**	329,836
Permanent assets:				
Investments	**323,903**	361,926	**27,272**	30,868
Property, plant and equipment	**3,354,862**	3,236,499	**3,413,624**	3,284,090
Deferred charges	**3,129**	24,695	**3,173**	24,712
	3,681,894	3,623,120	**3,444,069**	3,339,670
Total assets	**6,206,208**	6,282,840	**6,227,944**	6,172,483

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**172,434**	119,690	**154,654**	125,519
Loans and financing	**1,030,460**	1,653,271	**1,031,300**	1,549,193
Debentures	**21,234**	-	**21,234**	-
Taxes payable other than on income	**20,731**	15,863	**20,763**	15,889
Accrued salaries and payroll taxes	**57,287**	50,188	**58,015**	50,916
Accounts payable	**37,634**	64,436	**71,107**	70,674
Payable to related parties	**-**	1,239	**-**	-
Dividends payable	**1,005**	285	**1,005**	285
Income and social contribution taxes	**12,964**	6,540	**13,748**	8,404
	1,353,749	1,911,512	**1,371,826**	1,820,880
Noncurrent liabilities:				
Loans and financing	**1,472,147**	1,685,883	**1,505,654**	1,699,218
Debentures	**480,272**	-	**480,272**	-
Accounts payable	**32,871**	36,742	**32,871**	36,742
Deferred income and social contribution taxes	**12,276**	11,321	**12,276**	11,321
Provision for contingencies	**125,298**	115,465	**125,298**	115,465
	2,122,864	1,849,411	**2,156,371**	1,862,746
Shareholders' equity:				
Capital	**1,477,963**	1,477,963	**1,477,963**	1,477,963
Capital reserves	**272,198**	276,892	**272,198**	276,892
Income reserves	**564,713**	564,713	**536,170**	536,170
Treasury shares	**(15,080)**	(13,339)	**(15,080)**	(13,339)
Retained earnings	**429,801**	215,688	**428,496**	211,171
	2,729,595	2,521,917	**2,699,747**	2,488,857
Total liabilities and shareholders' equity	**6,206,208**	6,282,840	**6,227,944**	6,172,483

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
Three and nine months ended September 30, 2004 and 2003
(In thousands of reais, except net earnings per share)

	Company				Consolidated			
	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,		Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,	
	2004	2003	2004	2003	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross sales	**820,824**	264,692	**1,382,809**	831,912	**808,064**	646,153	**2,252,113**	1,998,313
Sales deductions	**(68,507)**	(13,390)	**(81,140)**	(42,743)	**(66,845)**	(53,081)	**(180,502)**	(171,650)
Net Sales	**752,317**	251,302	**1,301,669**	789,169	**741,219**	593,072	**2,071,611**	1,826,663
Cost of goods sold	**(372,936)**	(104,675)	**(604,861)**	(315,746)	**(394,111)**	(338,876)	**(1,163,461)**	(957,677)
Gross profit	**379,381**	146,627	**696,808**	473,423	**347,108**	254,196	**908,150**	868,986
Operating income (expense):								
Selling expenses	**(65,352)**	(25,151)	**(121,446)**	(68,523)	**(36,644)**	(34,973)	**(101,244)**	(100,163)
General and administrative expenses	**(54,567)**	(11,085)	**(83,770)**	(45,260)	**(58,429)**	(38,072)	**(151,470)**	(154,350)
Financial income	**(17,691)**	15,015	**51,322**	7,816	**(37,676)**	40,262	**99,973**	(36,485)
Financial expenses	**126,937**	(53,410)	**(6,882)**	114,381	**122,904**	(115,704)	**(188,550)**	163,988
Other operating income	**3,294**	1,713	**5,044**	4,858	**5,155**	18,784	**13,355**	24,678
Other operating expenses	**-**	-	**-**	-	**-**	(10,422)	**-**	(31,266)
Equity pickup in subsidiaries and affiliates	**(34,850)**	13,905	**(10,905)**	(45,436)	**(40)**	(156)	**(248)**	(876)
Operating income	**337,152**	87,614	**530,171**	441,259	**342,378**	113,915	**579,966**	734,512
Nonoperating income, net	**7,607**	686	**13,380**	2,065	**7,568**	7,609	**26,612**	13,558
Income before income and social contribution taxes and minority interest	**344,759**	88,300	**543,551**	443,324	**349,946**	121,524	**606,578**	748,070
Income and social contribution taxes	**(85,391)**	(28,775)	**(111,891)**	(134,804)	**(87,366)**	(37,261)	**(139,914)**	(241,378)
Income for the period before minority interest	**259,368**	59,525	**431,660**	308,520	**262,580**	84,263	**466,664**	506,692
Minority interest	**-**	-	**-**	-	**-**	(3,912)	**-**	(19,114)
Result from downstream merger	**-**	-	**36,309**	-	**-**	-	**-**	-
Net income for the period	**259,368**	59,525	**467,969**	308,520	**262,580**	80,351	**466,664**	487,578
Number of shares (thousands)	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700	**283,918,754**	3,221,859,700
Net earnings per share	**0.91353**	0.01848	**1.64825**	0.09576	**0.92484**	0.02494	**1.64365**	0.15133

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(UNAUDITED)

1. Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A.

The Extraordinary General Meetings of the shareholders held on June 29 and 30, 2004 approved the downstream merger (DSM) between Companhia Suzano de Papel e Celulose (Suzano) and Bahia Sul Celulose S.A. (Bahia Sul), resulting in the winding-up of operations of Suzano, the net assets of which were added to Bahia Sul's assets, which will be successor in all its assets, rights and liabilities. The corporate name of Bahia Sul was changed to Suzano Bahia Sul Papel e Celulose S.A. (Company, Suzano Bahia Sul).

This merge operation is an important step in the Companies' operating and corporate integration, which began after the purchase, by Suzano, in May 2001, of the totality of the shares with voting rights issued by Bahia Sul in May 2001. The main phases that marked the evolution of the restructuring process were: (i) the implementation, in October 2001, of the Companies' unified management, resulting in significant gains from the mingle of synergies; (ii) the spin-off of petrochemical assets owned by Suzano, which occurred in November 2001, with the objective of enhancing dynamism and transparency in the different business areas, and (iii) call for bid of Bahia Sul shares, made by Suzano, and payment with its own shares in September 2002, through which Suzano passed to hold 94% of Bahia Sul's total capital.

The main effects of the DSM on the Company's financial statements were as follows:

(a) Goodwill resulting from increased shareholding of Suzano in Bahia Sul: in the DSM process, the goodwill resulting from increases in shareholding of Suzano in Bahia Sul was fully accrued at Suzano before the DSM process, generating a reduction by R$ 319,800 in shareholders' equity, with a matching entry to the investment account. In order to benefit from the goodwill tax-wise, deferred income and social contribution taxes credits were recorded in current and noncurrent assets, against an increase in shareholders' equity in the amount of R$108,700, in the account "special goodwill reserve on DSM", the amortization of which will occur over 60 months, as per Brazilian Securities Commission CVM Instruction No. 349/01;

(b) Profit on intercompany fixed asset disposals no longer eliminated: in the consolidated financial statements of Suzano, the elimination of R$ 53,900 occurred in shareholders' equity, referring to profit on intercompany fixed asset disposals. With the DSM, the consolidation between the company benefiting from the profit and the asset owner no longer takes place, thus such elimination no longer occurs;

1. **Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A.** (Continued)

(c) Elimination of minority interest: minority interest in Bahia Sul's shareholders' equity was segregated in the consolidated financial statements with Suzano. With the DSM, minority shareholders now belong to the same shareholder base, with an eventual new addition to the Company's shareholders' equity, in the amount of R$ 115,600.

2. Operations

The main business purpose of the Company and its subsidiaries is the manufacturing and trading, domestically and abroad, of short-fiber pulp of eucalyptus and paper, in addition to the formation and exploration of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad.

3. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the regulations established by the Brazilian Securities and Exchange Commission (CVM).

Presentation of the financial statements due to the DSM

In relation to the Company information (Suzano Bahia Sul), the financial statements were disclosed as in the Company's regular accounting records, for both the current period and comparative periods, thus showing the financial situation and the result of operations in a distinct manner, once the current period includes dropdown of net assets in connection with the DSM and the previous periods do not include such net assets. As such, the comparability of the Company's financial statements is impaired due to the effects of the DSM.

3. Presentation of the Quarterly Financial Information

In the case of the consolidated financial statements, since the post-DSM information matched against the consolidated Bahia Sul does not reflect the economic and financial information of the economic conglomerate, we present the consolidated financial statements of Suzano for purposes of comparison with the previous years (instead of the Bahia Sul consolidated financial statements). For the current period, we present the consolidated financial statements of Suzano Bahia Sul (post-DSM), which normally include the figures of the acquirer (Bahia Sul), plus the original assets of the acquiree (Suzano), combined with the figures of the subsidiaries (from the Bahia Sul subsidiaries before the DSM and from Suzano due to the DSM), observing that, in the statements of income, the revenues, costs and expenses for the nine-month period of Suzano, Bahia Sul and all subsidiaries were added line by line, as if Suzano were being consolidated. Such procedure was adopted in 2003 and 2004 for all consolidated accounting and financial information presented.

The above procedure was adopted based on the following:

(a) The objective of the consolidated financial statements is to reflect the economic and financial position of an economic entity that includes two or more companies, not considering the corporate entity's own limitation;

(b) The DSM herein conducted basically produces the same result had Bahia Sul been merged into Suzano (subsidiary merges into Company), that would represent the same assets, liabilities and shareholders' equity and shareholders and the respective capital interest proportion.

Summary of Principal Accounting Practices

a) Statement of income

Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

3. Presentation of the Quarterly Financial Information (Continued)

b) Accounting estimates

Accounting estimates were based on objective and subjective aspects, considering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the definition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statement of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet date.

d) Derivative financial instruments

Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet date. Derivative financial instruments aim to minimize the risks involved in loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities

Marketable securities are recorded at cost plus income accrued to the balance sheet date, not exceeding market value.

f) Allowance for doubtful accounts

Allowance for doubtful accounts is established at an amount considered sufficient by management to cover any possible losses on the collection of accounts receivable.

3. Presentation of the Quarterly Financial Information (Continued)

g) Inventories

Inventories are stated at average acquisition or production cost, not exceeding market value.

h) Investments

Investments in subsidiaries are valued using the equity method, considering any premiums or discounts, as applicable. Other investments were stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment

Property, plant and equipment are recorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges, during construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 11, considering the estimated useful lives of the assets.

Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges

Deferred charges are recorded at purchase and development cost, less amortization, which is calculated using the straight-line method over a maximum period of 10 years.

k) Rights and obligations

Price-level is restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued to the balance sheet date.

l) Provisions

Provisions are recognized in the balance sheet whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

(In thousands of reais)

3. **Presentation of the Quarterly Financial Information** (Continued)

m) Non-cumulative PIS/COFINS

Tax debits arising from the sale of products and tax credits relating to the purchase of raw materials, services and other materials to be used in production, as well as to initial inventory balances and to depreciation costs, as established by Laws No. 10637/02 and No. 10833/03, are charged, net, to the income statement for the period as deductions from sales. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income.

n) Income and social contribution taxes

Income and social contribution taxes on the income for the period comprise current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year, using tax rates in force at the balance sheet date. Current tax rates are as follows:

- Income tax - Computed at the rate of 25% (15% of taxable income, plus an additional 10%).

- Social contribution tax - Computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction 371/02.

o) Statements of cash flows and of changes in financial position

The statements of cash flows (prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors) and the statements of changes in financial position (parent company and consolidated) are being presented as supplementary information.

(In thousands of reais)

4. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year, except for the comments in note 1.

The consolidated financial statements include the financial statements of Suzano Bahia Sul Papel e Celulose S.A. and its direct and indirect subsidiaries, as shown below:

	Headquarter (Country)	Direct and indirect ownership percentage (%)
Bahia Sul América Inc.	**United States of America**	**100**
Bahia Sul International Trading Ltd.	**Cayman Islands**	**100**
Suzanopar Investimentos Ltd.	**Bahamas**	**100**
Suzanopar International S.A.	Uruguay	100
CSPC Overseas Ltd.	Cayman Islands	100
Comercial e Agrícola Paineiras Ltda.	**Brazil**	**100**
Nemo International	**Cayman Islands**	**100**
Sun Paper and Board Limited	England	100
Nemotrade Corporation	United States of America	100
Stenfar S.A. Indl. Coml. Imp. Exp.	**Argentina**	**100**

The financial period of the subsidiaries included in the consolidated financial statements is the same as that of the Parent company.

Description of main consolidation procedures

a) Elimination of intercompany asset and liability account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheet;

(In thousands of reais)

4. Consolidated Quarterly Financial Information (Continued)

Reconciliation of net income for the period and shareholders' equity between consolidated and Parent Company:

	Net Income		Shareholders' equity	
	3° Quarter of 2004	Nine months of 2004	September/2004	June / 2004
Company	**259,368**	**467,969**	**2,729,595**	**2,521,917**
Elimination of realized income recorded by the Parent Company in transactions with subsidiaries	4,869	(1,971)	(38,534)	(43,403)
Income and social contribution taxes on the eliminations above	(1,657)	666	8,686	10,343
Consolidated	**262,580**	**466,664**	**2,699,747**	**2,488,857**

The other periods have not been reconciled, as explained in Note 3.

5. Cash and Marketable Securities

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Cash and banks	**14,796**	11,541	**196,775**	192,863
Marketable securities	**847,959**	987,820	**1,139,241**	1,244,208
	862,755	999,361	**1,336,016**	1,437,071

The marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99.5% to 102% of the Brazilian Interbank Deposit Certificate (CDI) rate, Certificates of Bank Deposits and foreign marketable securities at an average rate of 1.66% per annum plus exchange variation of the US dollar.

(In thousands of reais)

6. Trade Accounts Receivable

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Domestic receivable	**368,788**	316,078	**369,099**	316,108
Foreign receivable	**481,626**	522,563	**224,980**	221,100
Discounted export receivable	**(2,910)**	(20,096)	**(2,910)**	(20,096)
Allowance for doubtful accounts	**(15,680)**	(14,023)	**(22,317)**	(18,937)
	831,824	804,522	**568,852**	498,175

The Company had, at September 30, 2004, outstanding vendor operations with its customers in the amount of R$ 64,490 (R$ 69,497 in June 2004) in which the Company acts as an intervening guarantor.

7. Inventories

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Finished goods	**123,775**	127,988	**191,951**	183,558
Work in process	**16,109**	15,205	**16,109**	15,205
Raw materials	**47,483**	41,740	**47,483**	41,740
Maintenance and other materials	**138,911**	132,201	**139,022**	132,311
	326,278	317,134	**394,565**	372,814

8. Recoverable Taxes

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Recoverable social contribution tax	**-**	5,081	**-**	5,081
Recoverable income tax	**15,874**	21,042	**15,874**	21,042
Recoverable PIS/COFINS	**7,467**	10,139	**7,467**	10,139
Value added tax (ICMS) on acquisition of property, plant and equipment	**41,686**	43,723	**41,686**	43,723
Other	**1,399**	1,506	**1,405**	1,513
	66,426	81,491	**66,432**	81,498
Less current assets	**40,817**	53,673	**40,818**	53,672
Noncurrent assets	**25,609**	27,818	**25,614**	27,826

(In thousands of reais)

9. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values, and on fiscal losses of income tax and negative basis of social contribution taxes.

The recorded deferred income and social contribution taxes derive from:

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Assets				
Income tax loss carryforward	**56,545**	76,889	**56,545**	76,889
Social contribution tax loss carryforward	**18,054**	26,751	**18,054**	26,751
Temporary differences (1)				
- Income tax	**131,438**	141,107	**148,216**	157,409
- Social contribution	**41,317**	42,031	**43,481**	46,538
	247,354	286,778	**266,296**	307,587
Less current assets	**94,969**	98,987	**113,911**	111,890
Noncurrent assets	**152,385**	187,791	**152,385**	195,697
Liabilities				
Accelerated depreciation	**12,276**	11,321	**12,276**	11,321
	12,276	11,321	**12,276**	11,321

(1) Income and social contribution tax credits amount to R$ 96,554 at September 30, 2004 and R$ 101,636 at June 30, 2004 regarding taxes benefit from goodwill on merger. See Note 1.

The accumulated income and social contribution taxes losses carryforward are composed as follows:

	Company		Consolidated	
	September 30, 2004	June 30, 2004	September 30, 2004	June 30, 2004
Income tax losses carryforward	**225,343**	307,557	**225,343**	307,557
Social contribution tax losses carryforward	**199,327**	297,229	**199,327**	297,229
	424,670	604,786	**424,670**	604,786

(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

In accordance with CVM Instruction 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution taxes losses carryforward, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the new income tax reduction incentive of 75% on profit from tax incentive activities of the Mucuri unit (former Bahia Sul). Due to the DSM, we reviewed the referred technical study and the review conclusions were approved by management.
Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
2004	**14,048**	33,063	**32,990**	53,872
2005	**64,920**	66,515	**64,920**	66,515
2006	**79,947**	58,648	**79,947**	58,648
2007	**56,169**	57,347	**56,169**	57,347
2008	**32,270**	54,293	**32,270**	54,293
2009 to 2012	**-**	16,912	**-**	16,912
	247,354	286,778	**266,296**	307,587

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

Income Tax - Reduction of 75% ADENE

In the second quarter of 2003, the Company obtained from ADENE (former SUDENE) a new tax incentive reduction of 75% of the income tax expense until 2011 for pulp and 2012 for paper. Such incentive, calculated based on exploration profit, is proportional to Mucuri Unit net sales revenues.

The income tax object of this reduction is not recorded as expense in the income statement. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, and thus in accordance with the legal provision that establishes the non-distribution of the reduction obtained to shareholders. Such deduction in the first nine months of 2004 amounted to R$ 58,158.

(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution taxes expense charged to net income is presented as follows:

	Company		Consolidated	
	Nine Months Ended September 30			
	2004	2003	2004	2003
Income before income and social contribution taxes	**543,551**	443,324	**606,578**	748,070
Reversal of the equity interest	**10,905**	45,436	**248**	876
Income after reversal of the equity interest in subsidiaries	**554,456**	488,760	**606,826**	748,946
Income and social contribution taxes calculated at the combined rates of 34%	**(188,515)**	(166,178)	**(206,321)**	(254,642)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	**(1,827)**	(14,299)	**-**	-
Nontaxable income of foreign subsidiaries	**-**	-	**4,755**	(38,087)
Nondeductible expenses	**(7,455)**	(10,594)	**(7,419)**	(6,353)
Income tax effect on unrealized (realized) profit earned in transactions with subsidiaries	**-**	-	**1,496**	(2,979)
Addition (exclusion) of prior years credits	**10,635**	(2,468)	**(7,534)**	(186)
Interest on its own capital	**17,113**	-	**17,113**	-
Tax incentives – ADENE	**58,158**	58,735	**58,158**	58,735
Tax incentives – Others	**-**	-	**109**	1,537
Others	**-**	-	**(271)**	597
Income and social contribution taxes	**(111,891)**	(134,804)	**(139,914)**	(241,378)
Effective tax rate	**20.2%**	27.6%	**23.1%**	32.2%

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

10. Investments

	Company		Consolidated	
	September 30, 2004	**June 30, 2004**	**September 30, 2004**	**June 30, 2004**
Investments in subsidiaries	**303,870**	338,691	**1,071**	1,077
Other investments	**26,027**	29,510	**32,195**	36,066
Provision for losses	**(5,994)**	(6,275)	**(5,994)**	(6,275)
	323,903	361,926	**27,272**	30,868

Details of investments

	Shareholders' Equity	Result for the nine-month ended September 30, 2004	%	Equity pick-up in September 30, 2004	Investments	
					Sept. 2004	**June 2004**
Company						
Suzanopar Investimentos Ltda. (1)	168,947	4,991	100%	(12,891)	**168,947**	181,840
Nemo International (1)	20,895	2,373	100%	(1,064)	**20,895**	21,960
Comercial e Agrícola Paineiras Ltda.(1)	3,157	(5,219)	100%	(741)	**3,157**	3,898
Stenfar S.A.I.C (1)	3,783	26,804	100%	(18)	-	-
Bahia Sul International Trading Ltd.	101,890	4,987	100%	3,982	**101,890**	121,374
Bahia Sul América Inc	7,835	129	100%	47	**7,835**	8,456
Bahia Sul Holding	75	(28)	100%	(98)	**75**	86
Pakprint S.A.	5,354	(623)	20%	(122)	**1,071**	1,077
Total investments in subsidiaries and affiliates				**(10,905)**	**303,870**	338,691
Other Investments (1)				-	**20,033**	23,235
Total Investments				**(10,905)**	**323,903**	361,926
Consolidated						
Pakprint S.A.	5,354	(623)	20%	(248)	**1,071**	1,077
Other Investments	-	-	-	-	**26,201**	29,791
Total Investments					**27,272**	30,868

(1) Investments received due to the DSM.

(In thousands of reais)

11. Property, Plant and Equipment

Company

	Average annual depreciation rate	September 30, 2004 Cost	Accumulated depreciation	Net	June 30, 2004 Net
Buildings	3.20%	634,741	(258,341)	**376,400**	379,424
Machinery and equipment	4.36%	3,254,638	(1,376,718)	**1,877,920**	1,876,394
Other depreciable assets	17.71%	160,088	(95,233)	**64,855**	45,494
Land and farms	-	326,276	-	**326,276**	304,092
Timber resources	-	423,259	-	**423,259**	415,216
Construction-in-progress	-	286,152	-	**286,152**	215,879
		5,085,154	(1,730,292)	**3,354,862**	3,236,499

Consolidated

	Average annual depreciation rate	September 30, 2004 Cost	Accumulated depreciation	Net	June 30, 2004 Net
Buildings	3.20%	642,402	(264,171)	**378,231**	381,331
Machinery and equipment	4.36%	3,255,032	(1,377,033)	**1,877,999**	1,876,487
Other depreciable assets	17.71%	164,257	(95,895)	**68,362**	49,385
Land and farms	-	334,479	-	**334,479**	312,295
Timber resources	-	424,025	-	**424,025**	415,834
Construction-in-progress	-	330,528	-	**330,528**	248,758
		5,150,723	(1,737,099)	**3,413,624**	3,284,090

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(UNAUDITED)

12. Loans and Financing

	Index	Average Annual interest rate	Company September 30, 2004	Company June 30, 2004	Consolidated September 30, 2004	Consolidated June 30, 2004
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (3) 10.02%	**431,415**	432,075	**465,166**	445,410
BNDES – Finem	Basket of currencies	(1) (3) 10.59%	**106,937**	100,639	**106,937**	100,639
BNDES – Finame	TJLP	(1) (3) 9.41%	**36,015**	36,695	**36,015**	36,695
BNDES – Automatic	TJLP	(1) (3) 9.13%	**5,228**	5,335	**5,228**	5,335
Rural credit	-	8.75%	**1,500**		**1,500**	
For working capital:						
Advances on export contracts	US$	4.49%	**1,799,344**	2,171,398	**1,788,562**	2,144,565
Syndicated loan	US$	(2) 3.81%	**-**	-	**-**	237,255
Eurobonds	US$	10.625%	**-**	327,350	**-**	-
Credit line	US$	8.69%	**33.456**	213,309	**33,456**	213,309
Imports financing	US$	2.40%	**88,712**	52,353	**88,712**	52,353
Others	US$	5.50%	**-**	-	**11,378**	12,850
			2,502,607	3,339,154	**2,536,954**	3,248,411
Less current liabilities			**1,030,460**	1,653,271	**1,031,300**	1,549,193
Noncurrent liabilities			**1,472,147**	1,685,883	**1,505,654**	1,699,218
Long-term loans and financing mature as follows:						
October to December 2005			**138,393**	328,250	**138,392**	341,585
2006			**563,245**	580,418	**563,688**	580,418
2007			**302,680**	297,624	**305,516**	297,624
2008			**198,809**	193,976	**202,531**	193,976
2009			**143,476**	143,781	**147,198**	143,781
2010 onwards			**125,544**	141,834	**148,329**	141,834
			1,472,147	1,685,883	**1,505,654**	1,699,218

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading Ltd. obtained foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the Eurobonds issued by Bahia Sul Celulose S.A. This financing matures in a three-year period, which is the same period that the Eurobonds are due, and bears interest at the LIBOR plus 2.60% p.a. The Eurobonds were held until maturity (July 10, 2004) by the aforementioned wholly-owned subsidiary.

(3) Financing is secured by mortgages on plant, rural properties and timberland, and guarantees of the financed assets.

(In thousands of reais)

13. Debentures

Emission	Series	Units	Value		Index	Interests	Rescue
			Current	Noncurrent			
3rd	1st	333,000	12,948	316,143	IGP - M	10%*	04/01/2014
3rd	2nd	167,000	8,286	164,129	USD	10.38%	04/01/2014
			21,234	**480,272**			

* The contractual interest rate was 8% p.a. The effective interest rate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500 million two-issue debenture, the first serie amounting to R$ 333 million and the second one amounting to R$ 167 million, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) change plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Regulation N° 400, by granting premium and discount on the issue price. Effectively interest defined in this process was equal to 10% p.a. paid semi-annually.

The second serie, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a., paid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the consolidated financial statements. At the end of the quarter, the Company had not defaulted on any covenants.

(In thousands of reais)

14. Related Parties

At and for the nine-month period ended September 30, 2004

	Assets			Liabilities		Income
	Current	Noncurrent		Current		(Expenses)
Consolidated companies						
Bahia Sul International Trading Ltd	301,306	-		-		461,489
Comercial e Agrícola Paineiras Ltda	-	37,000	3	232		(1,924)
Suzanopar International S/A	-	1,823	4	-		-
CSPC Overseas Ltd.	151,506	-		10,782	2	269,596
Stenfar S.A. Indl. Coml. Imp. Exp.	5,562	3,782	3	-		12,566
	458,374	**42,605**		**11,014**		**741,727**
Nonconsolidated companies						
Suzano Holding S.A.	-	-		-		(1,012)
SPP Agaprint Indl. e Coml. Ltda	15,077	-		-		28,131
Central Distribuidora de Papéis Ltda.	10,680	-		-		27,920
Nova Mercante de Papeis Ltda	13,084	-		-		29,169
Nemonorte Imóveis e Participações Ltda	-	-		-		(153)
Consolidated	**38,841**	**-**		**-**		**84,055**
Company	**497,215**	**42,605**		**11,014**		**825,782**

At and for the six-month period ended June 30, 2004

	Assets			Liabilities		Income
	Current	Noncurrent		Current		(Expenses)
Consolidated companies						
Bahia Sul International Trading Ltd	298,249	-		327,350	1	264,771
Comercial e Agrícola Paineiras Ltda.	-	34,500	3	232		(1,284)
Suzanopar International S.A.	-	1,981	4	-		-
CSPC Overseas	187,030	-		33,406	2	177,529
Stenfar S.A. Indl. Coml. Imp. Exp.	5,562	3,445	3	-		12,566
	490,841	**39,926**		**360,988**		**453,582**
Nonconsolidated companies						
Suzano Holding S.A.	-	-		-		(1,012)
SPP Agaprint Indl. e Coml. Ltda.	16,282	-		-		17,449
Central Distribuidora de Papéis Ltda.	12,656	-		-		17,960
Nova Mercante de Papeis Ltda	9,883	-		-		16,453
Nemonorte Imóveis e Participações Ltda	-	-		-		(153)
Consolidated	**38,821**	**-**		**-**		**50,697**
Company	**529,662**	**39,926**		**360,988**		**504,279**

(In thousands of reais)

14. Related Parties (Continued)

The main assets and liabilities balances as of September 30, 2004 and June 30, 2004, in addition to transactions that affected the statement of income for the period concerning related-party operations, were substantially realized under normal market conditions for the respective types of operations.

Commercial transactions (sales and purchases) with related companies are conducted under conditions identical to those conducted with third parties in relation to price, delivery or payment terms.

For the relevant related parties:

1 - In 2001, wholly-owned subsidiary Bahia Sul International Trading Ltd. purchased the total amount of Eurobonus issued by Bahia Sul, which is indexed to the U.S. and has an interest rate of 10.625% p.a. and had matured in July 2004;
2 - Loan indexed to U.S. and it has an interest rate of 9% p.a. and matures in January 2005;
3 - Advance for future capital increase;
4 - Loan neither bearing interest nor subject to payment term.

15. Provision for Contingencies – Company and Consolidated

	September 30, 2004	June 30, 2004
Taxes		
PIS/COFINS	**50,567**	49,277
PIS half-yearly computation	**39,913**	39,084
ICMS	**15,449**	7,441
	105,929	95,802
Labor and civil	**19,369**	19,663
	125,298	115,465

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims considered as probable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors, as follows:

PIS/COFINS

A provision recognized for unpaid PIS and COFINS in view of the legal discussion regarding the tax calculation basis (charge over other income). As of September 30, 2004, the Company has judicial deposits, in the consolidated, in the amount of R$ 1,586 for PIS and R$ 16,024 for COFINS.

(In thousands of reais)

15. Provision for Contingencies (Continued)

PIS half-yearly payment

The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred to contribution was considered unconstitutional by the superior court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company conducted the offset of said amount against IPI and COFINS debits. A recent decision in intermediate court of appeals cancelled the monetary restatement of this credit and, at the same time, recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such decision is under discussion in the superior courts.

ICMS

Provisions related to tax delinquency notices currently being refuted or appealed against.

16. Accounts Payable - Land and Forests - Consolidated

During 2002, the Company purchased from Companhia Vale do Rio Doce lands and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments by the end of 2007. At September 30, 2004, the due amounts related to this acquisition, classified as current and noncurrent, amounted to R$ 25,220 and R$ 17,416, respectively (R$ 26,629 and R$ 21,742 in June 2004).

In June 2004, the Company acquired from Votorantim Celulose e Papel S/A (VCP) eucalyptus wood payable up to December 2006. The restated amount of acquisition is R$ 15,455 and is classified in noncurrent liabilities. See Note 23.

17. Financial Instruments

a) Valuation

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values.

17. Financial Instruments (Continued)

b) Credit risk

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection of its client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of sales (risk spread).

c) Exchange and interest rate risk

The earnings recorded by the Company and its subsidiaries are subject to significant variations, as their liabilities are substantially linked to the foreign exchange rate fluctuation, particularly the US dollar.

In order to reduce the effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of September 30, 2004, there was an open swap position from dollars to CDI in notional amounts equivalent to US$8.2 million.

In order to limit the interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, which notional amount is US$107.1 million.

Gains and losses arising from operations involving derivatives are recognized in the financial statements.

(In thousands of reais)

18. Shareholders' Equity

The subscribed capital as of September 30, 2004 totals R$ 1,477,963,325.62, fully paid in and divided into 285,277,173 shares, with no par value of which. 102,374,458 are common and nominative, 181,531,176 are book-entry preferred Class "A" and 1,371,539 are book-entry preferred Class "B". Most of preferred shares Class "B", amounting to 1,358,419, are maintained on treasury stock.

Preferred shares are non-voting and have priority upon distribution of dividends, which are, at least, 10% higher than those paid on common shares, as set forth in subitem I, article 17, Law N° 6404/76, with new wording given by Law N° 9457/97. The Company's articles of incorporation establish a dividend of at least 25%, computed on net income for the year, adjusted pursuant to article 202 of Law No. 6404/76.

19. Interest on Net Equity

On September 20, 2004 the Board of Directors approved the distribution of interest on net equity, pursuant to article 9 of Law N° 9249/95. The distributed amount of R$50,337 is subject to withholding income tax, except for tax immune and tax exempt shareholders and was disbursed by the Company at September 30, 2004. From September 22, 2004 on, shares started being trade ex interest on net equity. The amount of interest on net equity will be incorporated into the compulsory dividend disclosed on income for fiscal year 2004.

20. Nonoperating Result

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Gain on other investments	617	-	-	6,541
Result on sale of property, plant and equipment (1)	9,558	2,065	23,407	7,017
Result on sale of investments	3,205	-	3,205	-
	13,380	2,065	26,612	13,558

(1) Refers basically to the sale of "standing wood" for non-related companies. See Note 23.

(In thousands of reais)

21. Net Financial Result

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Interest income	**82,405**	42,978	**113,324**	109,574
Gain (Loss) in swap transaction	**(9,561)**	368	**(9,561)**	(14,470)
Monetary and exchange rate variations	**(21,522)**	(35,530)	**(3,790)**	(131,589)
Financial income	**51,322**	7,816	**99,973**	(36,485)
Interest expenses	**(90,286)**	(74,685)	**(135,159)**	(138,442)
Monetary and exchange rate variations	**113,249**	209,311	**(10,303)**	441,454
Loss in swap transaction	**(9,383)**	(12,606)	**(14,286)**	(93,285)
Other financial expenses	**(20,462)**	(7,639)	**(28,802)**	(45,739)
Financial expenses	**(6,882)**	114,381	**(188,550)**	163,988
Financial result, net	**44,440**	122,197	**(88,577)**	127,503

22. Statement of EBITDA (Unaudited and Not Reviewed)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
Operating income	**530,171**	441,259	**579,966**	734,512
Financial expenses	**6,882**	(114,381)	**188,550**	(163,988)
Financial income	**(51,322)**	(7,816)	**(99,973)**	36,485
Equity interest in subsidiaries	**10,905**	45,436	**248**	876
Amortization of premium	**-**	-	**-**	31,266
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	**594,788**	435,711	**814,747**	771,617

23. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of loaning 1,900 thousand m3 of eucalyptus wood, which will be harvested by the latter until December 31, 2004. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. The Company records the amount receivable related to the volume of wood already delivered to Aracruz Celulose S.A. in noncurrent assets, in the amount of R$ 11,229 (R$ 7,387 in June 2004).

23. **Commitments** (Continued)

The Company signed an agreement of purchase and sales of standing wood with Votorantim Celulose e Papel S/A (VCP), by which it sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005, totaling R$ 15,000, half of which was paid when the agreement was signed. The remaining amount will be paid in December 2004. On the other hand, the Company entered into an agreement with VCP by which it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008, by the same amount, half of which matures in June and the other half in December 2006. This agreement will be updated by the Amplified Consumer Price Index (IPC-A). The first agreement is recorded as current assets and nonoperating result, whereas the second one is recorded as permanent assets and noncurrent liabilities.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

SUPPLEMENTARY INFORMATION
Statements of Changes in Financial Position
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003 (not reviewed)
WORKING CAPITAL PROVIDED BY:	(1)	(2)	(1)	(3)
Operations:				
Net income for the period	**467,969**	308,520	**466,664**	487,578
Items not affecting working capital:				
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Net book value of permanent assets disposed of	**20,876**	7,297	**32,441**	10,732
Deferred income and social contribution taxes	**89,843**	46,482	**20,077**	68,616
Equity interest in subsidiaries and affiliates	**10,905**	45,436	**248**	876
Minority interest	-	-	-	19,114
Amortization of goodwill	-	-	-	31,266
Provision for contingencies	**12,491**	6,955	**19,797**	28,953
Exchange and monetary variations and long-term interest, net	**(57,332)**	(154,639)	**9,870**	(292,973)
Working capital provided by operations	**642,904**	331,264	**695,053**	486,628
From Shareholders:				
Capital subscription	**1,669**	-	**1,669**	-
Capital subscription due to DSM	**238,270**	-	-	-
Equity increase with the elimination of minority interest due to DSM	-	-	**115,606**	-
	239,939	-	**117,275**	-
Third parties:				
Long-term financings and loans	**732,856**	158,816	**1,042,884**	571,041
Long-term suppliers	-	-	**15,000**	-
Set-up of special premium reserve upon DSM	**108,723**	-	**108,723**	-
Profit on intercompany fixed asset disposals no longer eliminated due to DSM	-	-	**53,862**	-
Reduction in noncurrent assets	-	370,267	-	-
Income tax incentives	**6,182**	-	**6,182**	-
	847,761	529,083	**1,226,651**	571,041
TOTAL WORKING CAPITAL PROVIDED	**1,730,604**	860,347	**2,038,979**	1,057,669
WORKING CAPITAL USED FOR:				
Increase in investments	-	35	**4,130**	11,884
Increase in property, plant and equipment	**288,616**	97,229	**509,181**	362,507
Increase in deferred charges	-	1,545	**246**	3,558
Noncurrent assets	**30,521**	19,075	**33,992**	31,254
Transfer from noncurrent to current liabilities	**306,811**	611,208	**614,597**	962,396
Elimination of minority interest due to DSM	-	-	**115,606**	-
Purchase of own shares due to DSM	**15,080**	-	**1,741**	-
Interest on net equity	**50,337**	-	**50,337**	-
TOTAL WORKING CAPITAL USED	**691,365**	729,092	**1,329,830**	1,371,599
INCREASE IN WORKING CAPITAL	**1,039,239**	131,255	**709,149**	(313,930)
Effect on working capital due to DSM	**(335,958)**	-	-	-
Current assets	**1,040,067**	430,501	**216,385**	(817,677)
Current liabilities	**(336,786)**	(299,246)	**492,764**	503,747
INCREASE IN WORKING CAPITAL	**703,281**	131,255	**709,149**	(313,930)

(1) Information from Suzano Bahia Sul after DSM;
(2) Original information from Bahia Sul Celulose S.A.
(3) Original information from Companhia Suzano de Papel e Celulose

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

SUPPLEMENTARY INFORMATION
Statements of Cash Flow
(In thousands of reais)
(UNAUDITED)

	Company		Consolidated	
	Nine Months Ended September 30,			
	2004	2003	2004	2003
				(not reviewed)
CASH FLOWS FROM OPERATING ACTIVITIES	(1)	(2)	(1)	(3)
Net income for the period	**467,969**	308,520	**466,664**	487,578
Adjustments to reconcile net income to cash generated By operating activities:				
Depreciation, depletion and amortization	**98,152**	71,213	**145,956**	132,466
Income on sale of property, plant and equipment	**(16,969)**	(2,065)	**(30,991)**	(6,746)
Equity interest in subsidiaries and affiliates	**10,905**	45,436	**248**	876
Amortization of goodwill	-	-	-	31,266
Minority interest	-	-	-	19,114
Deferred income and social contribution taxes	**50,882**	89,644	**(31,697)**	111,315
Interest, exchange and monetary variation, net	**(95,707)**	(175,038)	**(14,649)**	(352,315)
Provision for contingencies	**12,491**	6,955	**19,797**	28,953
Changes in assets and liabilities related to operations:				
Increase in trade accounts receivable	**(39,228)**	(24,991)	**(156,704)**	(2,170)
Increase in other current and noncurrent assets	**(299,345)**	(46,803)	**(38,314)**	(88,412)
(Increase) decrease in other current and noncurrent liabilities	**278,580**	(10,321)	**68,894**	54,314
Net cash from operating activities	**467,730**	262,550	**429,204**	416,239
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in investments	-	(35)	**(4,130)**	(11,884)
Increase in property, plant and equipment	**(288,616)**	(97,229)	**(509,181)**	(362,507)
Increase in deferred charges	-	(1,545)	**(246)**	(3,558)
Net effect of DSM	**(200,264)**	-	-	-
Credit from disposal of investment, net	-	-	-	503,287
Capital reduction in subsidiary	-	370,267	-	-
Elimination of minority interest	-	-	**(115,606)**	-
Losses on credit from disposal of investment	-	-	-	(83,330)
Income tax incentives	**6,182**	-	**6,182**	-
Proceeds generated from sale of fixed assets	**37,845**	9,362	**63,432**	17,478
Net cash from (used in) provided by investing activities	**(444,853)**	280,820	**(559,549)**	59,486
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital subscription	**1,669**	-	**1,669**	-
Capital subscription due to DSM	**238,270**	-	-	-
Set-up of special premium reserve upon DSM	**108,723**	-	**108,723**	-
Equity increase due to elimination of minority interest	-	-	**115,606**	-
Profit on intercompany fixed asset disposal no longer eliminated	-	-	**53,862**	-
Repurchase of its own shares	**(1,741)**	-	**(1,741)**	-
Dividends and interest on own capital	**(89,831)**	(43,734)	**(169,695)**	(70,040)
Proceeds from loans and financing	**1,091,113**	297,807	**1,529,310**	928,981
Payment of loans and financing to parent company	-	-	-	(653,309)
Payment of loans and financing	**(1,178,762)**	(376,499)	**(1,503,824)**	(1,016,649)
Net cash used in financing activities	**169,441**	(122,426)	**133,910**	(811,017)
Effects of exchange rate variation on cash and marketable securities	-	-	-	4,256
CHANGES IN CASH AND MARKETABLE SECURITIES				
At the beginning of the year	**670,437**	206,942	**1,332,451**	1,342,461
At the end of the year	**862,755**	627,886	**1,336,016**	1,011,025
INCREASE (DECREASE) IN CASH AND MARKETABLE SECURITIES	**192,318**	420,944	**3,565**	(331,036)

(1) Information from Suzano Bahia Sul after DSM;
(2) Original information from Bahia Sul Celulose S.A.
(3) Original information from Companhia Suzano de Papel e Celulose

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT OF COMPANY'S PERFORMANCE (CONSOLIDATED)
(UNAUDITED)

The world market for pulp and paper

After the cyclical high in international prices of eucalyptus pulp (CIF Northern Europe) in the early months of the year, prices fell by US$60/ton, to US$490/ton, from June to September. This fall can be attributed to: (i) reduction of industrial activity in China as a result of the restrictions on credit and energy (as that country used up inventories accumulated in the first quarter of 2004); (ii) lower European demand due to the summer, and maintenance stoppages; and (iii) increase in inventories worldwide.

World pulp producer inventories – according to PPPC (the Pulp and Paper Products Council) – totaled 3,988 thousand tons on 31 August 2004 (the most recent figure available), corresponding to 41 days of supply, with a shipment-to-capacity rate of 91%, and production-to-capacity stable at 97%. Hardwood pulp inventories rose to 1,788 thousand tons, equivalent to 44 days of supply, with shipment-to-capacity rate of 91% and production-to-capacity 97%.

The average spread in the international market between uncoated woodfree printing and writing paper (CIF Northern Europe, reels) and eucalyptus pulp in 3Q04 was US$297 per ton, above the historical average of US$250 per ton.

The Brazilian paper market

During 3Q04 there was strong growth in the domestic paper market, led by the recovery of the domestic economy and by the usual seasonal pattern, evidenced by 9.6% growth from 2Q04 in our volume of paper sold. Our sales volume in the first nine months of 2004 was 14.8% higher than in the first nine months of 2003 (9M03).

Production

Our total production in 3Q04 was 341.0 thousand tons: 206.6 thousand tons of paper and 134.4 thousand tons of market pulp. In comparison with 2Q04, this is a 15.5% increase in total production; a 16.2% increase in production of paper; and a 14.4% increase in output of market pulp. Two contributing factors were good equipment performance across the learning curve, and the absence of maintenance stoppages in the quarter (these took place in 2Q04).

In the first nine months of 2004 we produced 953.3 thousand tons of market products, 7.1% more than the 889.9 thousand tons produced in the same period of 2003. This level of production reflects our expectations in terms of output of the equipment, taking into account the "learning curve" of the expansion and modernization projects at the Suzano units: the Q (pulp) project and the P (B8 paper mill) project.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT OF COMPANY'S PERFORMANCE (CONSOLIDATED) (Continued)
(UNAUDITED)

Net sales

Our 3Q04 net sales of R$ 741.2 million was 10% higher than in 2Q04, mainly due to the 10.3% increase in total volume sold. Average prices were stable, as our average domestic market price, about 4.0% higher, compensated for the reduction of 4.5% in our average export price and the average 2.2% appreciation of the Real in the period. Net sales was 25.0% higher than in the third quarter of 2003, as volume sold was 15.6% higher, and average price 8.1% higher in Reais.

Net sales in the first nine months of 2004 was R$ 2,071.6 million, 13.4% higher than in 9M03, on volume sold 16.3% higher, at 966.7 thousand tons, partially offset by average prices in Reais 2.5% lower. The higher volume reflects the new production levels after completion of the first phase of the modernization of the units at Suzano.

Net sales from pulp

Our net sales from pulp in the quarter was R$ 184.9 million, 9.8% more than in the previous quarter (2Q04), and 24.9% of our total net sales in the quarter. Pulp volume sold was 40.0% of total volume. These figures compare with 25.0% (net sales), and 37.1% (volume), in 2Q04.



Pulp Sales Volume
Thousand tons
150
100
50
-
114
136
109
93
114
96
21
22
13
2Q04
3Q04
3Q03
Domestic market
Export market



Pulp Net Sales
Net sales - R$ million
200
150
100
50
-
168
185
145
141
156
127
27
29
18
2Q04
3Q04
3Q03
Domestic market
Export market

This growth in net sales reflects 3Q04 total volume sold, at 135.6 thousand tons, 19.0% higher than in 2Q04. Average prices in Reais were 7.7% lower, reflecting the reduction of export prices in dollar terms, and also the appreciation of the Real. The average pulp export price (calculated using the average exchange rate) in 3Q04 was US$459/ton, compared to US$501/ton in 2Q04.

In the first nine months of 2004 net sales from pulp was R$ 526.8 million, 25.4% more than in 9M03, on volumes of 379.9 thousand tons (31.5% more than in 9M03). Prices in Reais were depressed by the 5.5% average appreciation of the Real against the dollar.

Net sales from paper

In this quarter net sales from paper was R$ 556.3 million, 10.1% more than in the previous quarter (2Q04). It was 75.1% of our total net sales, and paper sales volume was 60.0% of our total volume sold – in 2Q04 these percentages were, respectively, 75.0%, and 62.9%. In 3Q04, 64.2% of paper volume sold went to the domestic market, compared with 61.6% in the previous quarter. The increase reflects the recovery of the Brazilian economy and the seasonal pattern of our industry.

Our average selling price of paper in 3Q04 was 4.6% higher than in 2Q04, reflecting an average increase in our export prices of 6.1% in Reais – even taking into account the appreciation of the Real against the dollar – and a price increase of 3.3% in the domestic market. Compared to 3Q03, our net sales from paper was 24.1% higher, reflecting average price 12.3% higher (in Reais), and volume sold 10.6% higher.


Paper sales volume
Thousand tons
250
200
150
100
50
-
193
74
119
203
73
130
184
84
99
2Q04
3Q04
3Q03
Domestic market
Export market


Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
505
176
330
556
183
373
448
179
269
2Q04
3Q04
3Q03
Domestic market
Export market

Our paper net sales was 9.8% higher in the first nine months of 2004 than in 9M03, reflecting volume sold 8.1% higher, and average prices in Reais 1.6% higher.

Cost of goods sold

The average unit cost of products sold in 3Q04 was R$ 1,164.0, 8.8% lower than in 2Q04, returning approximately to the level of 1Q04. This reflects: (i) a lower proportion of paper

in the volume mix of export sales, resulting in lower logistics costs; (ii) the effect of the appreciation of the Real on production and logistics costs linked to the dollar; and (iii) a return to the optimized levels of performance from the equipment after the modernization.

The cash production cost of pulp at Mucuri in 3Q04 was US$159 / ton, compared with US$154 / ton in 2Q04, mainly reflecting the appreciation of the Real in the period.

Gross profit

In 3Q04 we posted gross profit of R$ 347.1 million, 23.0% more than in 2Q04. Gross margin was 46.8% in 3Q04, and 41.9% in 2Q04. This increase in gross margin primarily reflected the effects mentioned above in production costs and sale prices.

Compared with 3Q03, our 3Q04 gross profit was 36.6% higher, and our gross margin 3.9 percentage points higher – reflecting prices 8.1% higher in Reais in 3Q04, and average unit costs at broadly unchanged levels.

Selling expenses

Our 3Q04 selling expenses were R$ 36.6 million, 11.7% higher than in 2Q04 (R$ 32.8 million), but stable as a percentage of net sales, at 4.9% in both periods. Provisions for doubtful accounts were R$ 1.6 million higher in 3Q04, and spending also increased as a result of higher volume sold.

Compared to 3Q03, selling expenses were 4.8% higher, mainly reflecting volume sold 15.6% higher.

General & Administrative (G&A) expenses

Our G&A expenses of R$ 58.4 million in 3Q04 were about 25.7% – or R$11.7 million – higher than in 2Q04, mainly due to: (i) a non-recurring tax provision (ICMS tax) of R$ 5.3 million; (ii) non-recurring expenses of R$ 2.8 million due to the merger; and (iii) an increase of R$ 1.8 million in personnel expenses.

Ebitda

Our 3Q04 Ebitda was R$ 307.7 million, 21.1% higher in Reais than in 2Q04 and 23.7% in US dollar terms. Ebitda margin on net sales increased by 3.8 percentage points, from 37.7% in 2Q04, to 41.5%. Ebitda in US dollars was US$103.3 million (calculated using the average exchange rates) in comparison to US$ 83.9 million in 2Q04.

In the first nine months of 2004 our Ebitda margin (on net sales) was 2.9 percentage points lower than in the same period in 2003, mainly reflecting the reduction in gross margin,

affected by the stronger Real. Our 9M04 Ebitda was R$ 814.7 million (US$274.1 million), as compared with R$ 771.6 million (US$ 246.9 million – a 11.4% growth in US dollar terms).


R$ millior
350
300
250
200
150
100
50
-
38%
42%
42%
254
308
246
2Q04
3Q04
3Q03
EBITDA
EBITDA margin

Net financial Results

In 3Q04 we posted net financial income of R$ 85.3 million – which compares with net financial expenses of R$ 139.2 million in 2Q04. The increase mainly reflects the appreciation of the Real and the resulting impact on our dollar-denominated assets and liabilities. The part corresponding to interest in 3Q04 – i.e. not including the effect of monetary adjustment and FX variation – was a net *expense* of R$ 43.4 million, which compares with an expense of R$ 10.6 million in 2Q04. The increase is mainly the result of: (i) a R$ 22.3 million effect on hedges on cash investments, from the appreciation of the Real – this has a counterpart gain in the FX-variation liability; and (ii) non-recurring expenses of R$ 6.7 million with the placement of the 10-year debenture issue in July 2004.

Income and Social Contribution Taxes

Our expense on Income and Social Contribution taxes in 3Q04 was R$ 87.4 million, compared to R$ 9.3 million in 2Q04 – mainly reflecting higher taxable income.

Net income

Our 3Q04 net income was R$ 262.6 million, which compares with R$ 88.2 million in 2Q04. The main elements in this increase are the growth in Ebitda and the impact of FX variation on our exposure to foreign currency.

Cash and indebtedness

Net debt at 30 September 2004 was R$ 1,702.4 million, or US$595.6 million, compared to R$ 1,811.3 million, or US$582.9 million, on 30 June 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.57, compared to 1.79 at the end of June 2004. In July 2004 we issued R$ 500 million in 10-year debentures in the local market, significantly contributing to the lengthening of the company's debt profile.

Capital expenditures

Our capex in 3Q04 totaled R$ 168.3 million: R$ 40.0 million in the São Paulo units and R$ 105.6 million in the Mucuri unit. A further R$ 11.5 million was invested in the Capim Branco hydroelectric project. In the first nine months of 2004, we registered a total capex of R$ 509.2 million, which R$ 169.8 million in the São Paulo units, R$ 251.8 million in the Mucuri unit and R$ 27.4 million in the Capim Branco hydroelectric project.

Of the total of 3Q04 Capex, (i) R$ 13.7 million was invested in the modernization project at Suzano, made up of R$ 5.6 million in the Q project and R$ 8.1 million in the P project to reform the B8 mill; (ii) R$ 24.8 million was invested in the Mucuri optimization project; and (iii) R$ 13.0 million was invested in forestry for the expansion project. The remainder went into current investment in the industrial area and forestry.

Non financial data

The non financial data related to volume, prices, unit cost were not reviewed by our independent accountants.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(UNAUDITED AND NOT REVIEWED)

In accordance with Corporative Governance Practices (Level 1) we are presenting the Composition of shareholders with more than 5% of voting shares direct and indirect, including individuals, at September 30, 2004 as follows:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	46,419	0.02%	94,408,578	33.09%
IPLF HOLDING S.A	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-	-	32,590,141	17.82%	32,590,141	11.42%
OTHER	10,299	0.01%	150,268,155	82.16%	150,278,454	52.69%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A
CAPITAL - R$ 1.050.000.000,00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	13,203,156	27.51%	9,144,528	22.41%	22,347,684	25.17%
BETTY FEFFER	10,799,025	22.50%	9,126,997	22.37%	19,926,022	22.44%
DANIEL FEFFER	5,999,454	12.50%	4,893,081	11.99%	10,892,535	12.27%
DAVID FEFFER	5,999,454	12.50%	4,870,882	11.94%	10,870,336	12.24%
JORGE FEFFER	5,999,454	12.50%	4,868,721	11.93%	10,868,175	12.24%
RUBEN FEFFER	5,999,454	12.50%	4,866,680	11.93%	10,866,134	12.24%
OTHER	3	0.00%	3,029,111	7.43%	3,029,114	3.40%
TOTAL	**48,000,000**	**100.00%**	**40,800,000**	**100.00%**	**88,800,000**	**100.00%**

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A
CAPITAL - R$ 180.072.518,00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	49,519,915	27.50%	27	27.00%	49,519,942	27.50%
BETTY FEFFER	40,516,201	22.50%	22	22.00%	40,516,223	22.50%
DANIEL FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
DAVID FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
JORGE FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
RUBEN FEFFER	22,509,029	12.50%	12	12.00%	22,509,041	12.50%
OTHER	186	0.00%	3	3.00%	189	0.00%
TOTAL	**180,072,418**	**100.00%**	**100**	**100.00%**	**180,072,518**	**100.00%**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(UNAUDITED AND NOT REVIEWED)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL Participações- BNDESpar

Shareholders	Common	%	Preferred	%	Total	%
BNDES	1	100.00%	-	0.00%	1	100.00%
TOTAL	**1**	**100.00%**	**-**	**0.00%**	**1**	**100.00%**

COMPOSITION OF SHAREHOLDERS – BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES

Shareholders	Common	%	Preferred	%	Total	%
BRAZILIAN GOVERNMENT	6,273,711,452	100.00%	-	0.00%	6,273,711,452	100.00%
TOTAL	**6,273,711,452**	**100.00%**	**-**	**0.00%**	**6,273,711,452**	**100.00%**

In accordance with Corporative Governance Practices (Level 1), we are presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at September 30, 2004:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL DE PAPEL E CELULOSE S/A

CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
COMPANY*	102,374,458	100.00%	81,561,930	44.59%	183,936,388	64.48%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
BORD OF DIRECTORS	-	-	27,790	0.02%	27,790	0.01%
EXECUTIVE BOARD	-	-	105,237	0.05%	105,237	0.04%
AUDIT COMMITTEE	-	-	11,362	0.01%	11,362	0.00%
MANAGEMENT BOARD	-	-	9,506	0.01%	9,506	0.00%
OTHER SHAREHOLDERS	-	-	99,828,471		99,828,471	34.99%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**45.42%**	**285,277,173**	**100.00%**

* Including BNDES participation

In accordance with Corporative Governance Practices (Level 1), we are presenting the outstanding shares and the corresponding percentage compared to the total issued shares at September 30, 2004:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A

CAPITAL - R$ 1.477.963.325,62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	44,419	0.02%	94,408,578	33.09%
IPLF HOLDING S/A	8,000,000	7.81%			8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A	-	-	32,590,141	17.82%	32,590,141	11.42%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
OTHER SHARERHOLDERS	10,299	0.01%	48,927,370	26.75%	48,937,669	17.15%
OUTSTANDING SHARE	-	-	99,982,366	54.67%	99,982,366	35.06%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

Because of the downstream merger and the grouping happened at August 8, 2004, the information presented is based on Company's estimate and shareholders position of June 30, 2004, for each Company individually (Cia. Suzano e Bahia Sul)

82-255

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The undersigned members of the Board of Directors of the Company met on 20 September 2004, at 2:30 p.m., in the office of Suzano Bahia Sul Papel e Celulose S.A., at Av. Brigadeiro Faria Lima 1355, 8th floor, in the city of São Paulo, São Paulo State. The Chairman of the Board, Mr. David Feffer, assumed the chairmanship of the meeting, and invited me – Fábio Eduardo de Pieri Spina – to be secretary of the meeting. He then explained that the purpose of the meeting was to consider a proposal from the Executive Officers of the company recommending, in accordance with Law 9249/95 and complementary legislation, the payment of Interest on Equity to stockholders in the gross amounts of R$ 0.16664 per common share, R$ 0.18330 per class A preferred share, and R$ 0.18330 per class B preferred share, resulting in a total before taxation of R$ 50,336,749.14 (fifty million three hundred and thirty-six thousand seven hundred and forty-nine Reais and 14 centavos), based on the results obtained in the first half of 2004. The income tax due on these amounts will be withheld at source, with the exception of payments to stockholders who are exempt. This amount will be calculated as part of the minimum obligatory dividend for the business year 2004, to be decided by the Ordinary General Meeting of Stockholders of 2005. The interest on equity referred to above will be paid on 30 September 2004, to stockholders of record on 21 September 2004, and the shares will trade without this benefit on and after 22 September 2004. The subject having been discussed and analyzed, the Board of Directors approved the proposal by unanimous vote of those present, and also authorized the Executive Officers to sign all the necessary documents. There being no further business, the meeting was closed and these minutes written, read, approved, and signed by those present. São Paulo, 20 September 2004.

David Feffer Chairman of the meeting	Fábio Eduardo de Pieri Spina Secretary of the meeting

<u>The members of the Board of Directors:</u>

David Feffer	Daniel Feffer
Boris Tabacof	Augusto Esteves de Lima Junior
Cláudio Thomaz Lobo Sonder	Antonio de Souza Corrêa Meyer
Jorge Feffer	Oscar de Paula Bernardes Neto

82-3550

COMPANHIA NÍVEL 1 MERCADO BOVESPA BRASIL

abrasca Associação Brasileira das Companhias Abertas

SUZANO
PAPEL E CELULOSE

SUZANO (SUZB5) is selected for the IBrX 50 Index on Bovespa

São Paulo, September 01, 2004. Suzano Bahia Sul Papel e Celulose S.A. – (Bovespa: SUZB5), one of the largest integrated producers of pulp and paper in Latin America, announced today that SUZB5 became one of the top 50 most liquid stocks on Bovespa, and was selected to compose the IBrX 50 Index.

In the final composition of this index for the September – December 2004 period, Suzano reached a participation of 0.5%.

Bernardo Szpigel, Suzano´s CFO, said: "This step confirms the commitment of our Management to develop the presence of the Company in the Capital Markets. This has been a well coordinated and structured process, which has assured the success of this strategy".

Among the main steps and accomplishments involved in this strategy, the following are highlighted: (i) the company´s listing on Level 1 of Corporate Governance on Bovespa; (ii) the public stock offering in November 2003, with sales efforts outside Brazil, that led to a strong increase in the free float and liquidity of the Company´s shares; (iii) the downstream merger of Companhia Suzano de Papel e Celulose into Bahia Sul Celulose S.A., which enabled the implementation of a capital markets strategy through a single Company, with greater operational and financial focus; (iv) the hiring of Ágora Senior Corretora de Valores, in April 2004, as SUZB5´s market maker, contributing to the goal of increasing liquidity.

The IBrX 50 is an index which measures the total return on a theoretical portfolio composed by 50 stocks selected among Bovespa's most actively traded securities in terms of liquidity, weighted according to their number of shares outstanding.

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Investor Relations – 5511 3037 9061
Gustavo Poppe / César Romero / Fernando Mearim
www.suzano.com.br / ri@suzano.com.br

82-3550

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

CONVOCATION

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting to be held on August 31, 2005 at 9 a.m. (Brazilian time) at the head office of Suzano Bahia Sul Papel e Celulose S.A., at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suite 121, Pituba, Salvador, Bahia, Brazil, to ratify, in accordance with Section 256 of Law 6404/76, (i) the acquisition of stockholding control of Ripasa S.A. Celulose e Papel ("Ripasa"), jointly with Votorantim Celulose e Papel S.A., under the Contract for Purchase and Sale of Shares signed on November 10, 2004, and (ii) the Opinion on the valuation of Ripasa prepared by Unibanco – União de Bancos Brasileiros S.A.

Salvador, August 15, 2005.

David Feffer

Chairman of the Board of Directors

VOTORANTIM CELULOSE E PAPEL S.A.
(CNPJ: .60643228/0001-21)
SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
(CNPJ: 16404287/0001-55)

MATERIAL ANNOUNCEMENT

In compliance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, Votorantim Celulose e Papel S.A. ("VCP") and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") hereby inform their stockholders and the market in general of the following:

In accordance with the Material Announcement published on November 10, 2004, an agreement was signed for the acquisition by Suzano and VCP (jointly, "the Partners") of all the common and preferred shares of Ripasa held directly and indirectly by its controlling stockholders. The shares were acquired in equal quantities by the Partners, who became joint holders of the control of Ripasa.

Suzano and VCP are currently taking the necessary measures to transform Ripasa into an operational consortium. This will have as its basic principle the preservation of the competition between VCP and Suzano, for the purpose of ensuring that they continue to be independent economic agents, without any exchange of information, integration of operations, or of interests between the two groups. Until the transformation into a production unit has taken place, Ripasa will continue to operate independently.

In accordance with the Law, the transaction has been presented, for approval, to the Brazilian anti-trust authorities (Sistema Brasileiro de Defesa da Concorrência, "SBDC"). In complex transactions and those the approval of which involves risks, it is usual for the SBDC to make precautionary orders, with a view to avoiding irreversible decisions being taken which might impede the implementation of any obligation that might arise later for the transaction to be dismantled. In the present case, VCP and Suzano stated, and the SBDC accepted, that the suspension of the transaction at this moment would eliminate one of the main reasons for implementing it, namely to take advantage of the market conditions of this current year. Non-suspension of the transaction, however, does not signify any type of approval of the merit of the transaction by the SBDC. Thus, until the SBDC gives a final decision on the viability of the transaction, uncertainty remains as to whether or not it will be finally implemented, and there are risks that the expectations announced may not become concrete or will be substantially different from those initially expected.

São Paulo, September 21, 2005

Votorantim Celulose e Papel S.A
Valdir Roque
Investor Relations Officer

Suzano Bahia Sul Papel e Celulose S.A
Bernardo Szpigel
Investor Relations Officer

VOTORANTIM
CELULOSE E PAPEL S.A.
Listed company
CNPJ/MF nº 60.643.228/0001-21
NIRE 35.300.022.807

SUZANO BAHIA SUL
PAPEL E CELULOSE S.A.
Listed company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

RIPASA S.A. CELULOSE E PAPEL
Listed company
CNPJ/MF nº 51.468.791/0001-10
NIRE 35.300.016.114

MATERIAL ANNOUNCEMENT

In compliance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, Votorantim Celulose e Papel S.A. ("**VCP**"), Suzano Bahia Sul Papel e Celulose S.A. ("**Suzano**") and Ripasa S.A. Celulose e Papel ("**Ripasa**") hereby inform the public that proceedings of the Extraordinary General Meeting of Ripasa called for today's date were suspended, in compliance with a Court judgment, while it was in session, and the meeting was subsequently closed without taking any decision.

As a consequence, the Extraordinary General Meeting of VCP called for August 30, 2005, and the Extraordinary General Meetings of Suzano called for August 30, 2005 and August 31, 2005 will not take place.

With a view to safeguarding its rights, and also those of its stockholders, and taking into account the decision of the Committee Session of the CVM (Securities Commission) given on August 24, 2005, and in view of the request for reconsideration, ratified on August 26, 2005, by which the CVM expressly stated that there are no factors whatsoever in existence that could cause interruption of the periods of notice for the meetings, the companies hereby announce that they are taking the appropriate measures in the Courts for renewed convocation, as urgently as possible, of the said meetings, to go forward with the transaction that has been widely publicized, for absorption of shares of Ripasa and subsequent split of Ripasa Participações S.A., culminating with the migration of the shareholders of Ripasa to become stockholders of VCP and Suzano.

The companies will keep the market informed on this subject.

São Paulo, August 29, 2005.

VOTORANTIM CELULOSE E PAPEL S.A.
José Luciano Duarte Penido
CEO

Antonio Sérgio Pinzan de Almeida
Director

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Bernardo Szpigel
Chief Financial and Investor Relations Officer

RIPASA S.A. CELULOSE E PAPEL
Aureliano Ieno Costa
CEO and Investor Relations Director


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

IR team

Phone: 55 11 3037+

Gustavo Poppe - 9062
Fernando Mearim - 9359
Rosely D' Alessandro - 9355
Raquel Eri Kim - 9061

Bovespa Mercado Nível 1 Latibex

Suzano Papel e Celulose adopts new organizational structure

New structure based on Business Units becomes effective on January 1, 2006

São Paulo, August 30, 2005: **Suzano Papel e Celulose** (Bovespa: SUZB5), one of the largest integrated producers of pulp and paper in Latin America, today announces its new organizational structure, strengthening its market focus, in line with its vision of the future.

The Board Meeting approved the new structure, made up of Business Units and Service Providing Areas (SPAs), as follows:


CEO
Murilo Passos
Expansion Project
Ernesto Pousada
Forest Management
José Carlos Macedo
Pulp
Rogério Ziviani
Paper
André Dorf
BU: Business Unit
SPA: Service Providing Areas
Industrial
José Marcos Veltorato
Logistics and Competitiveness
João Mário Lourenço
Finance and Planning
Bernardo Szpigel

Mr. Murilo Passos, CEO of Suzano Papel e Celulose, said: "The aims of this structure are to make Suzano even more competitive, with a better focus on our clients, to achieve precise allocation of responsibilities for generation of results, and to enhance opportunities for development of new leaders. Additionally, this new structure will over time, increase efficiency by lowering administrative expenses."

Among the expected results, we highlight:

- **Greater Client Focus:** Improve the quality of client relationships through more focused attention and greater speed in meeting their needs, in both products and services.
- **More Detailed Accountability:** Clear and transparent separation of responsibilities, and commitment by the Business Units to generation of results, will provide faster decision making, and reduce costs and operational expenses.

- **Development of leaders:** A simplified structure, focus on the client, greater delegation of responsibilities and a greater value to entrepreneurship will enable new leaders to develop.

Mr. Carlos Pontinha Pereira, Domestic Market Distribution and Sales Executive Officer, and Mr. Eloy Feliz Janesh, Industrial Executive Officer, will leave the Board of Directors, taking on new responsibilities in January 2006.

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the implementation of the new corporate structure, changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

82-3550

Free Translation

SUZANO
PAPEL E CELULOSE

Valuation Report

July 20th, 2005

UNIBANCO

Disclaimer

SUZANO PAPEL E CELULOSE

Unibanco - União de Bancos Brasileiros S/A ("Unibanco") was retained by Suzano Bahia Sul Papel e Celulose S.A. ("Suzano" or "The Company") and Votorantim Celulose e Papel S.A. ("VCP") to perform the valuations of Suzano, VCP and Ripasa S.A. Celulose e Papel ("Ripasa") in connection with the corporate restructuring contemplated by Suzano and VCP, as a result of their joint acquisition of (i) a 77,59% stake in the common stock and a 20,17% stake in the preferred stock of Ripasa, which combined represent 46,06% of The Company's total capital and (ii) the right to buy until 2011 a 22,41% stake in the common stock and a 6,09% stake in the preferred stock, which combined represent 13,45% of the total capital of The Company ("The Transaction").

This material is not intended to provide the sole basis for valuing Suzano, as well as it does not purport to contain all the information that may be required to do so; and should not be considered as a recommendation with respect to any transaction, whether or not contemplated herein.

Neither Unibanco nor any of its officers, directors, employees, affiliates, advisors, agents or representatives warrant the accuracy or completeness of any of the material set forth herein. In preparing this material, Unibanco has not conducted any independent investigation or evaluation of The Company's assets or liabilities, assuming as accurate and true all information in public domain and those provided by The Company. Nothing contained in the accompanying material is, or shall be, relied upon as a promise or representation of the past or future. The estimates, projections and valuations presented herein were prepared by Unibanco based on, and as a result of information provided by the management of The Company and public sources, without any independent verification by Unibanco. These estimates and projections involve significant elements of subjective judgment and analysis, which may or may not prove to be correct. There is and there will not be any representation, warrant, promise or assurance of any kind, expressed or implied, that any projected results are attainable or will be realized.

Unibanco declares to have no conflict of interest, or joint interest, currently in force or potential, with the controlling or minority shareholder of The Company, or even with regards to The Transaction.

Unibanco, within the context of usual and normal business practices, does maintain regular banking and commercial relationship with The Company.

This document has been prepared for the exclusive use of The Company in connection with The Transaction, and should not be reproduced, copied or disseminated, in whole or in part, without prior written consent of Suzano and Unibanco, except to the extent this document be required for legal and/or regulatory purposes.

THIS DOCUMENT IS A FREE TRANSLATION OF THE ORIGINAL PORTUGUESE VERSION ("LAUDO DE AVALIAÇÃO") DATED July, 20th, 2005. SHOULD THERE BE ANY DISCREPANCY BETWEEN THE ENGLISH VERSION HEREIN AND THE PORTUGUESE VERSION, IN ANY FORM OR CONTEXT, THE PORTUGUESE VERSION SHALL PREVAIL.

UNIBANCO

Table of Contents

General Considerations

SUZANO PAPEL E CELULOSE

The valuation of The Company was prepared based on the discounted cash flow ("DCF") methodology

- The valuation results found in the DCF analysis were benchmarked against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies
- Unibanco used the following sources of information to prepare this valuation report:
  - Suzano audited financial statements of the last 2 years ending December 31st, 2003 and 2004, according to Brazilian GAAP
  - Sector studies, research reports and periodicals
  - Meetings and interviews with senior management of Suzano to discuss historical and expected performance, business assumptions, and market trends
- Projections were made in nominal Reais, as of December 31st, 2004. Any US Dollar values herein are for reference purposes only and were calculated using exchange rates (BRL/USD) projected by the Macroeconomic Research Department of Unibanco
- DCF model contemplates 10-year projections, in order to capture at least one full cycle of pulp prices
- The valuation of the Company was prepared on a stand alone basis. No operational gains between The Company and Ripasa, potentially derived from The Transaction, were incorporated in the projections herein

UNIBANCO

The Discounted Cash Flow Methodology

The DCF valuation methodology follows a 4-step process: (i) definition of macroeconomic, sector/market, operating and financial assumptions and drivers, (ii) definition of the discount rate, (iii) identification of interest bearing liabilities and contingencies and (iv) benchmarking results against those derived from the analysis of trading multiples of comparable publicly traded pulp & paper companies



Macroeconomic Assumptions
Sector/Market Assumptions
Operating Assumptions
Financial Assumptions
Free Cash Flow
Discount Rate ("WACC")
Firm Value
Net Debt
Non-Operating Assets / Contingent Assets
Equity Value
Market Multiples

Main Assumptions of the Projections

SUZANO PAPEL E CELULOSE

- **The DCF valuation of Suzano includes the full economic value of its stake in Ripasa, and the respective cash disbursement[2] made to date[1] and that to be made by the time the call option is exercised**
- **Expansion/optimization plans considered in the model:**
  - **Project P & Q (second phase) to increase pulp and paper production at the Suzano plant**
  - **Optimization of the existing pulp line at the Mucuri plant, which will add 60 thousand ton/year of pulp production capacity by 2005**
  - **New pulp line at Mucuri plant (expansion project), which will add 1 million ton/year of pulp production capacity. Implementation forecasted to begin during 2007**
- **Costs and expenses denominated in local currency are annually adjusted by 70% of the average between the projected[3] IPCA indexes for the previous and current periods**
- **The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period**
- **The Company's market pulp price assumes a 10% discount over the "BEKP" CIF reference price**
- **Paper prices were projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company's market pulp**

1) Suzano acquired common and preferred shares of Ripasa.
2) On March 31st, 2005, the cash paid for the acquisition of the stock mentioned in 1) above was US$ 274,6 million. The call option represents an additional potential disbursement of U$ 80,1 million
3) 2004 considers the actual figures for the Brazilian IPCA

UNIBANCO

Long Run Bleached Eucalyptus Kraft Pulp Price

SUZANO PAPEL E CELULOSE

Unibanco assumed US$ 504 per ton (CIF Europe) as the average price for the Bleached Eucalyptus Kraft Pulp price in the international market ("BEKP price" or "list price") to benchmark the prices of all products during the entire projection period. This level of price is consistent with The Company's management and expert consulting firms' expectations as to the overall dynamics of supply and demand of the BEKP over the long run

Bleached Eucalyptus Kraft Pulp Price[1]

(US$/ton)



1.000
900
800
700
600
500
400
300
200
538
505
490
480
540
504
468
450
450
jan-83
jan-84
jan-85
jan-86
jan-87
jan-88
jan-89
jan-90
jan-91
jan-92
jan-93
jan-94
jan-95
jan-96
jan-97
jan-98
jan-99
jan-00
jan-01
jan-02
jan-03
jan-04
jan-05
jan-06
jan-07
jan-08
jan-09
jan-10
jan-11
jan-12
BEKP
Arithmetical Average (83-04)
Moving Average (24 months)
Hawkings Wright Projected Avg.
Long Term Projections
Assumed Benchmark Price

1) Source: Hawkings Wright

UNIBANCO

Summary of Projections

Net Revenues
(US$ million)



CAGR 05-14
5,0%
807
902
974
978
1.098
1.416
1.461
1.461
1.507
1.507
1.507
1.507
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E

EBITDA & EBITDA Margin
(US$ million)



CAGR 05-14
6,2%
40%
39%
42%
45%
44%
47%
47%
47%
47%
47%
47%
46%
326
355
407
445
487
663
689
688
712
708
703
699
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
EBITDA
EBITDA Margin

1) CAGR: Compound average growth rate

Summary of Projections...

Capital Expenditure ("Capex")

(US$ million)



838
763
359
258
101
396
316
81
76
114
25
89
99
7
92
100
1
99
102
3
99
100
100
101
101
101
101
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Maintenance
Expansion

- **Mucuri Expansion:**
  - –**Benefits:**
    - **Increase in Suzano's output at Mucuri plant by 1,0 million ton/year, bringing the company's total nominal annual market pulp production to 1,64 million ton by the year 2007**
    - **Dilution of fixed costs**

- **Project P & Q (second phase): Modernization and expansion of the facilities at Suzano**
  - –**Benefits:**
    - **Increase in total nominal pulp production by 47 thousand ton/year by the year 2006**
    - **Increase in uncoated paper nominal production by 43 thousand ton/year, bringing the total annual nominal production of paper to 861 thousand ton/year by the year 2006**

- **Optimization of the existing Pulp line at Mucuri Unit**
  - –**Benefits:**
    - **Increase in nominal market pulp production by 60 thousand ton/year, by the year 2005**

Discount Rate ("WACC")

The calculation of the Weighted Average Cost of Capital ("WACC"), takes into account business and financial risk factors of The Company



Nominal Discount Rate in US$
11,5%
D/(D+E)[1] = 35,7%
E/(D+E) = 64,3%
After Tax Cost of Debt
3,7%
Cost of Equity[2]
15,8%
Pre-Tax Cost of Debt
5,6%
Marginal Tax Rate
34,0%
Risk Free Rate[3]
4,8%
Beta[4]
0,9
Market Risk Premium[5]
5,6%
Size Premium[6]
1,8%
Sovereign Risk[7]
4,2%
Business Risks
Financial Risks

1) E = market capitalization, D = market value of interest bearing obligations
2) Cost of Equity = $R_f + \beta$*Market Risk Premium + Size Premium + Sovereign Risk, estimated according to the Capital Asset Pricing Model Modified for Firm Size (CAPM Modified for Firm Size)
3) Source: Risk Premia over time Report: 2005; Ibbotson Associates
4) Beta measures the extent to which a security or portfolio is exposed to systematic risk. Source: Bloomberg
5) S&P 500 total return minus long term government bond income return for the last 50 years (1955-2004). Source: Risk Premia over time Report: 2005; Ibbotson Associates
6) Expected return in excess of that predicted by the standard Capital Asset Pricing Model. Calculated based on the firm's equity capitalization as of Dec., 2004 (refer to chapter 7 of Ibbotson's SBBI Valuation Edition Yearbook)
7) Average EMBI for the last 6 months, prior to, and including, July 15th, 2005. Source: Bloomberg

Valuation Analysis

Free Cash Flow
(US$ million)



(19)
(470)
(15)
392
470
476
487
481
466
462
4.562
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Terminal Value

Shareholder Value
(US$ million)



1.191
1.623
2.814
551
127
2.136
PV FCF
PV Terminal Value
Firm Value
Net Debt[1]
Acquisition of Ripasa[2]
Shareholder Value

Sensitivity Analysis
(US$ million, except where otherwise noted)

Firm Value

	Perpetuity Growth Rate				
WACC	2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	2.806	2.912	3.033	3.171	3.331
11,2%	2.710	2.809	2.920	3.047	3.192
11,5%	2.619	2.711	2.814	2.930	3.064
11,7%	2.534	2.619	2.714	2.821	2.944
12,0%	2.452	2.531	2.620	2.719	2.831

	Implied Terminal EBITDA Multiple				
WACC	2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	6,1x	6,5x	7,0x	7,5x	8,1x
11,2%	5,9x	6,3x	6,7x	7,2x	7,8x
11,5%	5,7x	6,1x	6,5x	7,0x	7,5x
11,7%	5,6x	5,9x	6,3x	6,8x	7,3x
12,0%	5,4x	5,8x	6,1x	6,6x	7,0x

Shareholder Value

	Perpetuity Growth Rate				
WACC	2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	2.128	2.234	2.355	2.493	2.653
11,2%	2.032	2.131	2.242	2.369	2.514
11,5%	1.941	2.033	2.136	2.252	2.386
11,7%	1.856	1.941	2.036	2.143	2.266
12,0%	1.774	1.853	1.941	2.041	2.153

Value per Share[3] (R$)

	Perpetuity Growth Rate				
WACC	2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	19,9	20,9	22,02	23,3	24,8
11,2%	19,0	19,9	20,96	22,1	23,5
11,5%	18,2	19,0	19,97	21,1	22,3
11,7%	17,3	18,1	19,03	20,0	21,2
12,0%	16,6	17,3	18,15	19,1	20,1

1) Net Debt as of December, 31st, 2004
2) Suzano acquired common shares and preferred shares of Ripasa. The right to buy the shares owned by Zarzur was also contemplated in the DCF valuation. On March 31st, 2005, the cash paid for the acquisition of this stock was US$ 274,6 million, and the portion to be paid when the option is exercised is US$ 80,1 million
3) Considers a total of 284M shares (ex-treasury)

Summary of Valuation Results

The value for 100% of the total equity capital of Suzano ranges from R$ 5.404 million (R$ 19,03/share) to R$ 5.951 million (R$ 20,96/share)



DCF[1]
5.404
(R$ 19,03)
5.951
(R$ 20,96)
Market Capitalization[2]
2.697
(R$ 9,50)
Book Value[3]
2.746
(R$ 9,67)
Market Multiples[4]
(EBITDA 05E/World)
5.592
(R$ 19,70)
6.183
(R$ 21,78)
Market Multiples[5]
(EBITDA 05E/Brazil)
3.408
(R$ 12,00)
3.641
(R$ 12,83)
2.000
2.500
3.000
3.500
4.000
4.500
5.000
5.500
6.000
6.500
7.000

1) The DCF equity value range for The Company was derived by changing the WACC in 25 basis points intervals, while keeping a constant perpetuity growth of 3,5%
2) As of July 15th, 2004
3) Consolidated book value as of December 31st, 2004 (parent company book value equals to R$ 2.760 million)
4) Derived from a range of 6,7x to 7,2x EBITDA 05E of global peer companies
5) Derived from a range of 4,7x to 4,9x EBITDA 05E of peer companies in Brazil

Table of Contents

Suzano Bahia Sul Papel e Celulose – Company Overview

- Suzano produces market pulp, and is an integrated producer of paper, including uncoated, coated and paperboard types of paper
- Suzano operates 3 plants, two in the state of São Paulo (Suzano and Rio Verde) and one in Bahia (Mucuri)
- Total annual nominal production capacity of 532 thousand ton of market pulp and 818 thousand ton of paper
- Owns 279 thousand ha of total area including 168 thousand of planted forests
- The Company plans to expand its Mucuri and Suzano plants increasing their total market pulp nominal production capacity to 1,64 million ton/year by 2007

Plant and Forest Locations



Average distance from forest: 61 km
Average distance from forest: 210 km

Domestic Sales Volume

As of December 31st, 2004



Market Pulp 14%
Paperboard 22%
Coated 13%
Uncoated 51%

Export Sales Volume

As of December31st, 2004



Paperboard 8%
Coated 2%
Uncoated 32%
Market Pulp 58%

Financial Highlights[1]

(R$ million)	2004	2003
Net Revenues	2,640	2,478
EBITDA	1,039	1,000
Margin (%)	*39.4%*	*40.4%*
Net Income	603	587
Margin (%)	*22.0%*	*23.7%*
Total Assets	5,992	5,998
Shareholder's Equity	2,746	2,319
Net Debt / EBITDA	1.56x	1.65x
Market Cap	3,917	3,332

1) As of December 31st

Table of Contents

General Considerations on Methodology

Unibanco based its valuation on the DCF methodology, benchmarking the results against those derived from the analyses of trading multiples of comparable publicly traded pulp & paper companies



Management Business Plan; Unibanco and Market Reports Assumptions
Peer Group of Companies
DCF Valuation
Comparable Trading Multiple Valuation
Benchmark
Company Valuation

General Considerations on Methodology

SUZANO PAPEL E CELULOSE

DCF valuation methodology allows for contemplating one or more economic cycles, and other specificities of the business. In addition, this methodology makes possible running analysis of different scenarios by varying multiple drivers

	Description	Comments
DCF	▸Based on macroeconomic, sector/market, operating and financial assumptions, Unibanco projects the financial statements of The Company, estimating the Unlevereded Free Cash Flow to the Firm("FCFF") discounting it at the weighted average cost of capital ("WACC"), as ilustrated: FCFF = EBITDA (-)CAPEX (-)ΔWorking Capital (-) Taxes on EBIT $WACC = \frac{E}{D+E} * Ke + \frac{D}{D+E} * (1-t) * Kd$ $TV = \frac{FCFF_n * (1+g)}{(WACC-g)}$ $FV = \sum_{n=1}^{n} \frac{FCFF_n}{(1+WACC)^n} + \frac{TV}{(1+WACC)^n}$ Equity Value = FV (-) Net Debt E = Market capitalization D = Market value of interest bearing obligations Ke = Cost of Equity Capital = Rf + β *Market Risk Premium + Size Premium + Sovereign Risk β_u = Unlevered Beta β_L = Levered Beta = β_u * (1+ (1-t) * D/E) t = Marginal Tax Rate K_d = Marginal Cost of Debt	▲ Reflects complex business dynamics and different management views ▲ Captures different growth stages ▼ Allows for subjective analysis ▼ Parameters may change over time
Market Multiples	▸Based on multiples derived from the implicit market value of comparables companies, which are applied to The Company historical and projected data to obtain a range for the company value ▸Multiples frequently used: Firm Value ("FV")/EBITDA and FV/Sales	▲ Simple metrics ▲ Captures the market sentiment about a class of assets in a specific moment ▼ Affected by market volatility ▼ Firm Value varies according to factors not related to the company ▼ Differences in liquidity, market size, accounting rules, growth rates, leverage and risk perception are constraints to create a truly comparable group of companies

UNIBANCO

Main Assumptions of the Valuation and Projections

SUZANO PAPEL E CELULOSE

Macroeconomics

- GDP Growth rate
- Brazilian and US inflation
- Exchange Rate (BRL/USD)
- Domestic and international interest rates

Business Plan

- Capex
- Depreciation/Depletion
- Working Capital
- Operating Costs

DCF

- Base date
- Projection period
- Perpetuity growth rate

Sector/Market

- Bleached Eucalyptus Kraft Pulp price projection
- Domestic and export prices

Discount Rate (WACC)

- Capital structure
- Pre-tax cost of debt
- Marginal tax rate
- Risk free rate
- Market risk premium
- Sovereign risk
- Size premium

Comparable Market Multiples

- EBITDA 05E market trading multiples of comparable companies

Table of Contents

Model Overview

SUZANO PAPEL E CELULOSE

Item	Comments
Base Date	▸ December 31st, 2004, last audited financial statement according to Brazilian GAAP
Projection Period	▸ 10 years (2005 – 2014)
Methodology	▸ Projections were made in nominal Reais. The unlevered free cash flow to the firm (cash flow before net interest expenses and after taxes) is converted into US Dollars, based on the projected BRL/USD exchange rate by the Macroeconomic Research Department of Unibanco ▸ The unlevered free cash flow to the firm is discounted by the weighted average cost of capital ("WACC"), which is calculated in nominal US Dollars ▸ It is assumed that all cash flows occurs in the middle of each period ▸ Terminal value was calculated based on a perpetuity growth of 3.5%p.a. ▸ Costs and expenses denominated in local currency are annually adjusted by 70% of the average between the projected[1] IPCA indexes for the previous and current periods

1) 2004 considers the actual figures for the Brazilian IPCA

Macroeconomic Assumptions[1]

SUZANO PAPEL E CELULOSE

	Historical Year Ending Dec, 31			Projected Year Ending Dec, 31									
	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
GDP growth	2,0%	0,5%	5,2%	3,7%	4,5%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%	5,0%
Inflation													
IPCA	12,5%	9,3%	7,6%	5,8%	5,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%	4,0%
US Inflation	1,6%	2,3%	2,7%	2,6%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%
Exchange Rate (BRL/USD)													
Beginning of the Year FX Rate	2,320	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281
End of the Year FX Rate	3,533	2,888	2,654	2,800	2,856	2,913	2,971	3,031	3,091	3,153	3,216	3,281	3,346
Average FX Rate	2,926	3,072	2,926	2,727	2,828	2,885	2,942	3,001	3,061	3,122	3,185	3,248	3,313
Average FX Devaluation	24,5%	5,0%	-4,8%	-6,8%	3,7%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%
Nominal Devaluation	52,3%	-18,3%	-8,1%	5,5%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%	2,0%
Interest Rate													
SELIC	19,2%	23,3%	16,2%	18,5%	14,0%	11,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%	10,0%

1) Source: Macroeconomic Research Department of Unibanco

UNIBANCO

Sales Volume[1,2]

Total Sales Volume

(thousand ton/year)


CAGR05-14
7,2%
Mucuri Optimization
(↑ pulp sales volume)
Project P & Q (second phase)
(↑ pulp sales volume;↑ sales volume of uncoated paper)
Mucuri Expansion
(↑ pulp sales volume)
1.154
1.284
1.345
1.371
1.605
2.305
2.405
2.405
2.505
2.505
2.505
2.505
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Market Pulp
Uncoated
Coated
Paperboard

Domestic Sales Volume

(thousand ton/year)


CAGR05-14
0,3%
469
570
590
593
604
604
604
604
604
604
604
604
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Market Pulp
Uncoated
Coated
Paperboard

Export Sales Volume

(thousand ton/year)


CAGR05-14
10,8%
685
714
756
777
1.001
1.701
1.801
1.801
1.901
1.901
1.901
1.901
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Market Pulp
Uncoated
Coated
Paperboard

1) Sales volume assumed to be equal to the production output. Projected volume takes into account production technical coefficients and maintenance breaks
2) The breakdown of domestic/export sales for 2005 is assumed to be constant for the entire projection period

Product Prices

Domestic Prices

(US$/ton)


1.200
1.000
800
600
400
200
1.026 1.011 1.100 1.100 1.100 1.100 1.100 1.100 1.100 1.100 1.100 1.100
896 912 900 900 900 900 900 900 900 900 900 900
868 837 894 895 894 894 894 894 894 894 894 894
499 518 504 504 504 504 504 504 504 504 504 504
476 391 454 454 454 454 454 454 454 454 454 454
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Uncoated
Coated
Paperboard
BEKP

Export Prices

(US$/ton)


1.200
1.000
800
600
400
200
839 1.050 1.050 1.050 1.050 1.050 1.050 1.050 1.050 1.050 1.050
831 847 823 824 822 822 822 822 822 822 822 822
783 715 750 750 750 750 750 750 750 750 750 750
606 518 504 504 504 504 504 504 504 504 504 504
499
457 465 454 454 454 454 454 454 454 454 454 454
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Uncoated
Coated
Paperboard
BEKP

- Paper prices have followed pulp price trends over time; therefore paper prices have been projected in nominal US Dollars based on a constant spread in US$/ton over the average price for The Company's market pulp
- Suzano's market pulp price assumes a 10% discount over the "BEKP" CIF reference price

Net Revenues

SUZANO PAPEL E CELULOSE

Net Revenues
(R$ million)



2.478
2.640
2.655
2.767
3.168
4.166
4.385
4.473
4.704
4.798
4.894
4.992
CAGR 05-14
7,3%
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E

Net Revenues
(US$ million)



807
902
974
978
1.098
1.416
1.461
1.461
1.507
1.507
1.507
1.507
CAGR 05-14
5,0%
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E

UNIBANCO

Variable Costs

Variable Production Costs
(R$/ton)



1.400
1.200
1.000
800
600
400
200
0
941 929 926 955 974 999 1.025 1.051 1.078 1.106 1.134 1.163
245 308 297 307 308 312 314 315 323 332 340 349
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Paper

Variable Production Costs
(US$/ton)



400
300
200
100
0
306 317 339 338 338 340 341 343 345 347 349 351
80 105 109 109 107 106 105 103 104 104 105 105
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Market Pulp
Paper

- Variable costs were projected assuming a constant[1] breakdown of costs in BRL and USD for each product over the entire projection period

Product	Cost Breakdown by Currency	
	R$	US$
Market Pulp	74%	26%
Paper	66%	34%

- Local currency portion is annually adjusted by 70% of the average between the projected[2] IPCA for the previous and current periods
- Variable costs in US Dollars were adjusted by 100% of the average between the projected[2] nominal devaluation of the FX rate (BRL/USD) for the previous and current periods

1) As of December 31st, 2004
2) 2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

Fixed Costs



Fixed Costs
(R$ million)
CAGR05-14
4,8%
314
329
345
358
381
433
451
464
483
496
510
524
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E



Fixed Costs
(US$ million)
CAGR05-14
2,5%
102
113
126
127
132
147
150
151
155
156
157
158
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E

- **Production fixed costs were annually adjusted by 70% of the average between projected[1] IPCA for the previous and current periods**

1) 2004 considers the actual figures for the Brazilian IPCA

Selling, General and Administrative Expenses


SG&A
(R$ million)
CAGR05-14
5,0%
307 370 353 368 397 459 478 490 511 524 537 550
140 153 146 152 174 231 244 249 263 269 275 281
166 217 207 215 222 228 235 241 248 255 262 269
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Administrative Commercial


SG&A
(US$ million)
CAGR05-14
2,8%
100 127 129 130 137 156 159 160 164 164 165 166
46 52 53 54 60 78 81 81 84 84 85 85
54 74 76 76 77 78 78 79 79 80 81 81
2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 2014E
Administrative Commercial

- **SG&A costs per ton in local currency were annually adjusted by 70% of the average between the projected[1] IPCA for the previous and current periods**
- **SG&A costs per ton in dollars were adjusted by 100% of the average between the projected[1] nominal FX (BRL/USD) devaluation for the previous and current periods**

1) 2004 considers the actual figures for the Brazilian IPCA and nominal devaluation

EBITDA & EBITDA Margin

EBITDA & EBITDA Margin
(R$ million)



CAGR 05-14
8,5%
40%
39%
42%
45%
44%
47%
47%
47%
47%
47%
47%
46%
1.000
1.039
1.110
1.258
1.404
1.950
2.066
2.105
2.223
2.254
2.285
2.316
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
EBITDA
EBITDA Margin

EBITDA & EBITDA Margin
(US$ million)



CAGR 05-14
6,2%
40%
39%
42%
45%
44%
47%
47%
47%
47%
47%
47%
46%
326
355
407
445
487
663
689
688
712
708
703
699
2003
2004
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
EBITDA
EBITDA Margin

Capital Expenditure

Capex
(R$ million)



16%
28%
12%
3%
3%
3%
3%
3%
3%
3%
978
702
275
2.371
2.157
214
1.143
911
232
335
72
262
297
20
277
306
3
302
318
9
309
319
319
327
327
334
334
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Maintenance
Expansion
% of Fixed Assets

Capex
(US$ million)



16%
28%
12%
3%
3%
3%
3%
3%
3%
3%
359
258
101
838
763
76
396
316
81
114
25
89
99
7
92
100
1
99
102
3
99
100
100
101
101
101
101
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Maintenance
Expansion
% of Fixed Assets

UNIBANCO

Other Projection Assumptions

SUZANO PAPEL E CELULOSE

Depreciation

Annual depreciation rates are assumed as follows:

- Buildings: 3%
- Machinery & Equipment: 3%
- Others: 14%

Depletion

Depletion is based on 2004 figures (R$ 36/ton for pulp and R$ 21/ton for paper), which are annually adjusted by 70% of the average between the projectedIPCA[1] for the previous and current periods

Working Capital

Assets:

- Receivables: 63 days[2] of sales in the long run
- Inventories: 118 days of cash cost (2004 average)

Liabilities:

- Payable: 39 days of cash cost (2004 average)
- Wages and Taxes: 12 days of cash cost (2004 average)
- Taxes Payables: 3 days of sales (2004 average)

1) 2004 considers the actual figures for the Brazilian IPCA

2) Suzano receivables projection varies during the projection perio d as it considers 45 days of sales for the Mucuri expansion pulp, with reduces days receivables from 77 days in 2005, gradually stabilizing at 63 days in 2011, and forward

UNIBANCO

Unlevered Free Cash Flow

Unlevered Free Cash Flow

(R$ million)



(53)
(1.328)
(42)
1.153
1.411
1.456
1.521
1.533
1.514
1.531
15.117
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Terminal Value

Unlevered Free Cash Flow

(US$ million)



(19)
(470)
(15)
392
470
476
487
481
466
462
4.562
2005E
2006E
2007E
2008E
2009E
2010E
2011E
2012E
2013E
2014E
Terminal Value

Table of Contents

Discount Rate ("WACC")

Bloomberg Ticker	Company	Country	Market Cap (USD)	Net Debt (USD)[1]	Total Cap (USD)	Raw Beta	Debt to Equity	Debt to Total Cap	Taxes	Unlevered Beta[2]
Brazil										
ARCZ6 BZ	Aracruz Celulose	Brazil	3.139	1.184	4.323	0,73	37,7%	27,4%	34%	0,58
VCPA4 BZ	Votorantim Celulose	Brazil	2.208	857	3.065	0,74	38,8%	28,0%	34%	0,59
KLBN4 BZ	Klabin	Brazil	1.581	188	1.769	0,99	11,9%	10,6%	34%	0,92
SUZB5 BZ	Suzano Bahia Sul	Brazil	1.227	608	1.835	0,29	49,6%	33,2%	34%	0,22
					Low	0,29	12%	11%	34%	0,22
					Average	0,69	35%	25%	34%	0,58
					Median	0,74	38%	28%	34%	0,59
					High	0,99	50%	33%	34%	0,92
World[3]										
IP	International Paper Co	US	16.774	12.042	28.816	1,03	71,8%	41,8%	30%	0,69
STERV	Stora Enso Oyj	FI	10.581	5.088	15.669	0,68	48,1%	32,5%	36%	0,52
UPMIV	Upm-Kymmene Oyj	FI	10.090	6.915	17.004	0,6	68,5%	40,7%	36%	0,42
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	1,55	92,3%	48,0%	17%	0,88
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	1,39	56,3%	36,0%	29%	0,99
TIN	Temple-Inland Inc	US	3.976	677	4.653	1,31	17,0%	14,5%	42%	1,19
KIMBERA	Kimberly-Clark de Mexico	MX	3.681	340	4.020	0,45	9,2%	8,5%	33%	0,42
SAP	Sappi Limited	SA	2.260	1.584	3.844	0,48	70,1%	41,2%	28%	0,32
NSG	Norske Skogindustrier Asa	NO	2.070	2.777	4.847	0,92	134,1%	57,3%	28%	0,47
A	Abitibi-Consolidated Inc	CA	1.838	3.994	5.832	1,17	217,2%	68,5%	36%	0,49
DTC	Domtar Inc	CA	1.875	1.668	3.543	0,86	88,9%	47,1%	36%	0,55
					Low	0,20	9%	8%	17%	0,22
					Average	0,81	67%	36%	32%	0,62
					Median	0,74	56%	36%	34%	0,55
					High	1,55	217%	68%	42%	1,19

Beta				
Industry Average	Unlevered Beta[2]	Taxes	Net Debt to Equity	Levered Beta[4]
Brazil	0,58	34%	35%	0,71
World[3]	0,62	32%	67%	0,90

WACC Calculations		
Risk Free Rate(Rf)	4,8%	Long-term (20-year) US Treasury Coupon Bond Yield - Ibbotson Associates (2005 Report)
Equity Risk Premium(Rm-Rf)	5,6%	Lge companies stock total ret. (-) long-term gvmt bond returns (last 50 years 55-04)
Beta	0,90	Industry Beta. Source Bloomberg
Country Risk Premium	4,2%	Average Embi for the last 6 months (Bloomberg) - June 15th, 2005
Size Premium	1,8%	Ibbotson Associates (2005 Report)
Cost of Equity (Re)	15,8%	Re = Rf + Beta x (Rm - Rf) + Size Premium + Country Risk Premium
D/(D+E)	35,7%	Average industry capitalization
Taxes (t) - average	34,0%	Brazilian tax rate
Cost of Debt	5,6%	Average cost of debt in US$
Cost of Debt after taxes (Rd)	3,7%	After taxes cost of debt
WACC (US$)	11,5%	WACC (US$) = Rd x (1-t) x [D/(D+E)] + Re x [E/D+E]

1) Source: Bloomberg as of May 5th, 2005; Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt
2) $B_U = B_L / [1 + (1-t) * (D/E)]$
3) World statistics include Brazil
4) $B_L = B_U * [1 + (1-t) * (D/E)]$

Shareholder Value
(R$ million)


3.162
4.307
7.469
1.464
336
5.669
PV FCF
PV Terminal Value
Firm Value
Net Debt[1]
Acquisition of Ripasa[2]
Shareholder Value

Shareholder Value
(US$ million)


1.191
1.623
2.814
551
127
2.136
PV FCF
PV Terminal Value
Firm Value
Net Debt[1]
Acquisition of Ripasa[2]
Shareholder Value

Sensitivity Analysis

Firm Value (R$ M)

WACC	Perpetuity Growth Rate 2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	7.448	7.731	8.052	8.418	8.841
11,2%	7.193	7.455	7.751	8.088	8.474
11,5%	6.953	7.196	7.469	7.778	8.132
11,7%	6.725	6.951	7.203	7.489	7.813
12,0%	6.510	6.719	6.953	7.217	7.515

Shareholder Value (R$ M)

WACC	Perpetuity Growth Rate 2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	5.648	5.931	6.252	6.618	7.042
11,2%	5.394	5.656	5.951	6.288	6.674
11,5%	5.153	5.396	5.669	5.979	6.332
11,7%	4.926	5.151	5.404	5.689	6.014
12,0%	4.710	4.919	5.153	5.417	5.716

Firm Value (US$ M)

WACC	Perpetuity Growth Rate 2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	2.806	2.912	3.033	3.171	3.331
11,2%	2.710	2.809	2.920	3.047	3.192
11,5%	2.619	2.711	2.814	2.930	3.064
11,7%	2.534	2.619	2.714	2.821	2.944
12,0%	2.452	2.531	2.620	2.719	2.831

Shareholder Value (US$ M)

WACC	Perpetuity Growth Rate 2,5%	3,0%	3,5%	4,0%	4,5%
11,0%	2.128	2.234	2.355	2.493	2.653
11,2%	2.032	2.131	2.242	2.369	2.514
11,5%	1.941	2.033	2.136	2.252	2.386
11,7%	1.856	1.941	2.036	2.143	2.266
12,0%	1.774	1.853	1.941	2.041	2.153

1) Net Debt as of December, 31st, 2004
2) VCP acquired common and preferred shares of Ripasa. On March 31st, 2005, the cash paid for the acquisition of the stock mentioned in 1) above was US$ 274,6 million. The call option represents an additional potential disbursement of U$ 80,1 million

Market Trading Multiples[1]

SUZANO PAPEL E CELULOSE

Bloomberg Ticker	Company	Country	Market Cap	Net Debt[2]	Enterprise Value ("EV")	Net Revenues 2005E	Net Revenues 2006E	EBITDA[3] 2005E	EBITDA[3] 2006E	EV/Net Revenues 2005E	EV/Net Revenues 2006E	EV/EBITDA 2005E	EV/EBITDA 2006E
Brazil													
ARCZ6 BZ	Aracruz Celulose	Brazil	7.730	2.915	10.645	3.942	4.311	2.035	2.312	2,7x	2,5x	5,2x	4,6x
VCPA4 BZ	Votorantim Celulose	Brazil	5.437	2.111	7.548	3.488	3.700	1.346	1.541	2,2x	2,0x	5,6x	4,9x
KLBN4 BZ	Klabin	Brazil	3.894	462	4.356	3.045	3.258	1.049	1.132	1,4x	1,3x	4,2x	3,8x
SUZB5 BZ	Suzano Bahia Sul	Brazil	3.021	1.498	4.519	2.984	3.148	1.204	1.229	1,5x	1,4x	3,8x	3,7x
									Low	1,4x	1,3x	3,8x	3,7x
									Average	2,1x	2,0x	4,9x	4,4x
									Median	1,8x	1,7x	4,7x	4,2x
									High	2,7x	2,5x	5,6x	4,9x
World[4]													
KIMBERA	Kimberly-Clark De Mexico-A	MX	40.204	3.712	43.915	20.663	20.907	6.409	6.781	2,1x	2,1x	6,9x	6,5x
IP	International Paper Co	US	16.774	12.042	28.816	26.669	26.846	3.445	3.934	1,1x	1,1x	8,4x	7,3x
NSG	Norske Skogindustrier Asa	NO	12.960	17.384	30.344	25.502	26.733	4.557	5.191	1,2x	1,1x	6,7x	5,8x
GP	Georgia-Pacific Corp	US	9.180	8.470	17.650	18.415	18.550	2.772	2.660	1,0x	1,0x	6,4x	6,6x
STERV	Stora Enso Oyj-R Shs	FI	8.166	3.927	12.093	12.951	13.975	1.732	2.066	0,9x	0,9x	7,0x	5,9x
UPM1V	Upm-Kymmene Oyj	FI	7.787	5.337	13.124	9.838	10.565	1.682	2.001	1,3x	1,2x	7,8x	6,6x
MWV	Meadwestvaco Corp	US	6.018	3.386	9.404	6.241	6.276	1.043	1.152	1,5x	1,5x	9,0x	8,2x
TIN	Temple-Inland Inc	US	3.976	677	4.653	4.932	5.064	737	747	0,9x	0,9x	6,3x	6,2x
DTC	Domtar Inc	CA	2.336	2.077	4.413	5.232	5.340	631	722	0,8x	0,8x	7,0x	6,1x
A	Abitibi-Consolidated Inc	CA	2.290	4.974	7.264	5.991	6.138	891	1.124	1,2x	1,2x	8,2x	6,5x
SAP	Sappi Limited	SA	2.260	1.584	3.844	5.123	5.445	702	997	0,8x	0,7x	5,5x	3,9x
									Low	0,8x	0,7x	3,8x	3,7x
									Average	1,6x	1,4x	7,2x	6,4x
									Median	1,2x	1,2x	6,7x	6,1x
									High	2,7x	2,5x	9,0x	8,2x

1) Source: Thomson and Bloomberg (as of May, 5th, 2005)

2) Net Debt = (Short Term Borrowings + Long Term Borrowings) – (Cash & Near Cash + Marketable Securities). Long term cash investments are not contemplated in the calculation of the companies net debt

3) Source: Thomson Financial, consensus EBITDA

4) World market multiples statistics include Brazil

UNIBANCO

Valuation Matrix

(R$ million)	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted Cash Flow
	Low	High	Low	High	
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	6,7x
EBITDA 05E	1.110	1.110	1.110	1.110	1.110
Enterprise Value	5.208	5.441	7.392	7.983	7.469
(-) Net Debt	1.800	1.800	1.800	1.800	1.800
(=) Equity Value	3.408	3.641	5.592	6.183	5.669
Shares Outstanding	284	284	284	284	284
Value per Share (R$)	12,00	12,83	19,70	21,78	19,97

(US$ million)	Brazilian Comparable Market Trading Multiples		World Comparable Market Trading Multiples		Discounted Cash Flow
	Low	High	Low	High	
EV/ EBITDA 05E	4,7x	4,9x	6,7x	7,2x	6,7x
EBITDA 05E	407	407	407	407	407
Enterprise Value	1.910	1.995	2.710	2.927	2.814
(-) Net Debt	678	678	678	678	678
(=) Equity Value	1.232	1.317	2.032	2.249	2.136
Shares Outstanding	284	284	284	284	284
Value per Share (US$)	4,34	4,64	7,16	7,92	7,52

Table of Contents

SUZANO PAPEL E CELULOSE

UNIBANCO

Income Statement

(R$ million)	2003	2004	Projected Year Ending Dec, 31									
			2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
Net Revenues	2.478	2.640	2.655	2.767	3.168	4.166	4.385	4.473	4.704	4.798	4.894	4.992
Cost of Goods Sold (cash)	1.204	1.256	1.218	1.168	1.396	1.786	1.870	1.908	2.001	2.053	2.106	2.160
Gross Profit (cash)	1.274	1.384	1.437	1.599	1.772	2.380	2.515	2.565	2.703	2.745	2.788	2.832
Gross Margin (%)	51%	52%	54%	58%	56%	57%	57%	57%	57%	57%	57%	57%
SG & A Expenses (cash)	307	370	353	368	397	459	478	490	511	524	537	550
EBITDA	1.000	1.039	1.110	1.258	1.404	1.950	2.066	2.105	2.223	2.254	2.285	2.316
EBITDA Margin (%)	40%	39%	42%	45%	44%	47%	47%	47%	47%	47%	47%	46%
Depreciation & Amortization Expenses	178	200	278	368	419	459	460	458	473	485	496	508
EBIT	822	839	832	891	984	1.491	1.606	1.647	1.750	1.769	1.789	1.808
EBIT Margin (%)	33%	32%	31%	32%	31%	36%	37%	37%	37%	37%	37%	36%
Net Income	587	603	519	398	341	673	786	863	991	1.034	1.080	1.223
Net Margin (%)	24%	23%	20%	14%	11%	16%	18%	19%	21%	22%	22%	25%

Balance Sheet

SUZANO PAPEL E CELULOSE

(R$ million)	Historical Year Ending Dec, 31			Projected Year Ending Dec. 31									
	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
ASSETS:													
Cash	1.342	1.332	1.086	1.092	1.138	1.304	1.714	1.804	1.840	2.277	2.992	3.757	4.177
Net Account Receivables	409	412	560	563	587	633	734	763	778	809	825	841	858
Inventory	289	384	406	394	378	451	577	605	617	647	664	681	698
Other Current Assets - Operating	725	142	155	155	155	155	155	155	155	155	155	155	155
Current Assets	2.765	2.271	2.207	2.204	2.258	2.542	3.180	3.326	3.390	3.887	4.636	5.433	5.888
Other LT Assets	737	667	325	273	264	264	264	264	264	264	264	264	264
Net Fixed Assets	2.720	3.060	3.460	4.188	6.217	6.967	6.868	6.719	6.566	6.411	6.246	6.077	5.903
LT Assets	3.457	3.728	3.785	4.461	6.481	7.231	7.132	6.983	6.830	6.675	6.510	6.341	6.167
Total Assets	6.222	5.998	5.992	6.665	8.739	9.773	10.312	10.309	10.220	10.562	11.146	11.774	12.054
LIABILITIES:													
Suppliers	91	152	134	130	124	149	190	199	203	213	219	224	230
Wages and Social Contributions	42	46	52	50	49	58	72	75	77	81	83	85	87
ST Tax Payables	16	15	19	19	20	23	30	32	32	34	35	35	36
Other Account Payables	790	206	150	149	149	149	149	149	149	149	149	149	149
Short Term Debt	1.254	1.444	814	701	860	1.150	1.396	1.067	602	400	400	875	-
Current liabilities	2.194	1.865	1.169	1.050	1.203	1.528	1.837	1.522	1.063	877	885	1.369	502
Long Term Debt	1.996	1.533	1.888	2.175	3.700	4.068	3.648	3.213	2.774	2.374	1.974	1.099	1.099
Other LT liabilities	277	282	189	189	189	189	189	189	189	189	189	189	189
LT Liabilities	2.273	1.815	2.076	2.363	3.889	4.256	3.837	3.402	2.963	2.563	2.163	1.287	1.287
Total Shareholders Equity	1.755	2.319	2.746	3.252	3.647	3.989	4.638	5.385	6.194	7.122	8.098	9.118	10.265
Total Liabilities & Shareholders Equity	6.222	5.998	5.992	6.665	8.739	9.773	10.312	10.309	10.220	10.562	11.146	11.774	12.054

UNIBANCO

Table of Contents

Valuation Team

Rubens dos Reis Cavalieri
Director

André Tosello Laloni
Vice-President

Vicente Brocchetto
Analyst

Davi Franco da Rocha
Analyst

Patricia Delfini Amary
Analyst